This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on May 29, 2025, and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Koei Group Co., Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Japan	4953	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Koei Group Co., Ltd.
Shinagawa Grand Central Tower 2-16-3 Konan,

Minato-ku, Tokyo, 108-0075 Japan

Telephone: +81-3-3450-0581

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Telephone: (800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laura Anthony, Esq. Craig D. Linder, Esq. Anthony, Linder & Cacomanolis, PLLC 1700 Palm Beach Lakes Blvd., Suite 820 West Palm Beach, Florida 33401 Telephone: (561) 514-0936	M. Ali Panjwani, Esq. Pryor Cashman LLP 7 Times Square, 40th Floor New York, NY 10036 Telephone: (212) 351-2626

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement becomes effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Explanatory Note

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are not required to file our audited financial statements as of and for the fiscal year ended February 28, 2023 and interim financial statements as of and for the six month period ended August 31, 2024 and 2023 in this draft confidential submission because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X, including our audited financial statements as of and for the fiscal year ended February 28, 2025, at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus does not constitute an offer to sell or a solicitation of an offer to purchase securities in any jurisdiction where offer or sale is not authorized.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED MAY 29, 2025

Koei Group Co., Ltd.

[_______] Common Shares

We are offering [________] common shares, no par value. This is our initial public offering. Prior to the offering, there has been no public market for our common shares. We expect the initial public offering price to be between US$[___] and US$[___] per share. For purposes of this prospectus, the assumed initial public offering price per share is US$[___], the midpoint of the anticipated price range.

We are also seeking to register (i) warrants to purchase [________] common shares (or warrants to purchase [________] common shares if the underwriters exercise the over-allotment option in full) (the “Representative’s Warrants”), being issued to the representative of the underwriters (the “Representative”) in connection with the offering, as well as (ii) [________] common shares (or [________] common shares if the underwriters exercise the over-allotment option in full) issuable upon exercise of the Representative’s Warrants at an exercise price of $[___] per share (110% of the assumed initial public offering price).

We intend to apply to list our common shares on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “KOEI.” We believe that upon the completion of the offering contemplated by this prospectus, we will meet the standards for listing on the Nasdaq. We cannot guarantee that we will be successful in listing our common shares on the Nasdaq; however, we will not complete this offering unless we are so listed.

Currently, Mamoru Iwamoto, our Chief Executive Officer, and Eiko Iwamoto, who are husband and wife, beneficially own [_________] common shares, which represents approximately 58% of the voting power of our outstanding common shares. Following this offering, Mr. and Mrs. Iwamoto will control approximately [______]% of the voting power of our outstanding common shares if all the common shares are sold (or [_____]% of our outstanding voting power if the underwriters exercise the over-allotment option in full). As a result of their voting power, they will be able to control any action requiring the general approval of our shareholders, including the election of our board of directors, the adoption of amendments to our articles of incorporation and the approval of any merger or sale of substantially all of our assets. If we are approved to list our common shares on the Nasdaq, we will be a “controlled company” as defined in Rule 5615(c)(1) of the Nasdaq listing standards because more than 50% of our voting power will be held by Mr. and Mrs. Iwamoto after the offering. As a “controlled company,” we are exempt by Rule 5615(c)(2) of the Nasdaq listing standards from certain corporate governance requirements. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. See “Prospectus Summary—Implications of Being a Controlled Company.”

We are an “emerging growth company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary— Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Investing in our common shares involves a high degree of risk. Before purchasing any shares, potential investors should carefully read the discussion of the material risks of investing in our common shares under the heading “Risk Factors” beginning on page 20 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or recognized the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

		Per share		Total
Public offering price	$	[●]	$	[●]
Underwriting discounts and commissions (1)	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]

(1)	We have also agreed to issue warrants to Roth Capital Partners LLC, the Representative of the underwriters. Additionally, we have agreed to reimburse the Representative for accountable expenses. See “Underwriting” beginning on page 110 of this prospectus for additional information regarding the compensation payable to the underwriters.

We have granted a 45-day option to the underwriters to purchase up to [______] additional common shares solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting cash discounts and commissions payable by us will be US$[●], and the total proceeds to us, before expenses, will be US$[●].

Delivery of the common shares is expected to be made on or about [●], 2025.

Roth Capital Partners

The date of this prospectus is                   , 2025

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us. Neither we nor the underwriters have authorized anyone to provide you with information that is different, and neither we nor the underwriters take any responsibility for, and provide any assurance as to the reliability of, any information, other than the information in this prospectus and any free writing prospectus prepared by us. We are offering to sell our common shares, and seeking offers to buy our common shares, only in jurisdictions where such offers and sales are permitted. This prospectus is not an offer to sell, or a solicitation of an offer to buy, our common shares in any jurisdictions where, or under any circumstances under which, the offer, sale, or solicitation is not permitted. The information in this prospectus and in any free writing prospectus prepared by us is accurate only as of the date on its respective cover, regardless of the time of delivery of this prospectus or any free writing prospectus or the time of any sale of our common shares. Our business, results of operations, financial condition, or prospects may have changed since those dates.

Before you invest in our common shares, you should read the registration statement (including the exhibits thereto and the documents incorporated by reference therein) of which this prospectus forms a part.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering, or the possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus.

Notice to prospective investors in Japan: Our common shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan. Accordingly, none of our common shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations, and ministerial guidelines of Japan in effect at the relevant time.

i

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	the size and growth potential of the markets for our products or services, and our ability to serve those markets;

●	the rate and degree of market acceptance of our products or services;

●	our ability to address effectively existing and new markets that we intend to target;

●	the impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

●	our ability to compete effectively in a competitive industry;

●	our ability to obtain funding for our operations;

●	our ability to attract collaborators and strategic partnerships;

●	our ability to adhere to applicable environmental laws and recycling standards;

●	our ability to adjust to the rapid changes in technology may render some recycling methods ineffective or inefficient;

●	our ability to maintain compliance with energy conversion and recycling standards;

●	the inconsistent or insufficient supply of recyclable information technology or office automation system equipment;

●	our ability to continue to meet the Nasdaq requirements;

●	our ability to meet our other financial operating objectives;

●	the availability of qualified employees for our business operations;

●	general business and economic conditions;

●	our ability to meet our financial obligations as they become due;

●	positive cash flows and financial viability of our operations and new business opportunities;

●	ability to secure intellectual property rights over our proprietary services;

●	our ability to be successful in new markets; and

●	our ability to avoid infringement of intellectual property rights.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under the heading “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, potential investors should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

1

ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise requires or otherwise states, references to the “Company,” “we,” “us,” “our,” and similar references refer to Koei Group Co., Ltd. (formerly DARINGATE CO., LTD.), a Japanese corporation, and its direct and indirect subsidiaries, including, KOEI JAPAN CO., LTD., a Japanese corporation, KOEISING PTE. LTD., a Singaporean corporation , KOEI (THAILAND) CO., LTD., a Thai corporation, EPJ CO., LTD., a Japanese corporation and Koei US, Inc., a Texas corporation.

Our functional currency is the Japanese yen (which we refer to as “¥”). Our reporting currency is the U.S. dollar. The terms “$” or “US$” refer to U.S. dollars, the legal currency of the United States. Consistent with ASC 830, the reporting currency is converted at the following rates:

(US$1 = ¥)	February 28, 2025	February 29, 2024	February 28, 2023
Spot rate	¥149.58	¥150.73	¥136.34
Average rate	¥152.65	¥143.22	¥134.12

We make no representation that the Japanese yen or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate or at all.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (which we refer to as “US GAAP”). Our fiscal year ends on February 28 of each year, except in leap years when it ends on February 29, as does our reporting year. Therefore, any references to 2025 and 2024 are references to the fiscal and reporting years ended February 28, 2025 and February 29, 2024, respectively. Our most recent fiscal year ended on February 28, 2025. See Note 2 in our audited consolidated financial statements as of and for the years ended February 28, 2025 and February 29, 2024, included elsewhere in this prospectus for a discussion of the basis of presentation of financial statements.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

NON-GAAP FINANCIAL MEASURES

In addition to U.S. GAAP measures, we also use Adjusted EBITDA and Adjusted EBITDA Margin as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” in various places in this prospectus. These financial measures are presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with U.S. GAAP, and should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. Adjusted EBITDA and Adjusted EBITDA Margin may differ from similarly titled measures presented by other companies.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with U.S. GAAP.

MARKET AND INDUSTRY DATA

This prospectus contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys. These sources generally state that the information contained therein has been obtained from sources believed to be reliable. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward-looking statements in this prospectus due to a variety of factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the forecasts and estimates.

TRADEMARKS AND COPYRIGHTS

We hold registered trademarks in Japan for “DARINGATE” and “KOEI” which were issued in 2025. This prospectus may also contain trademarks, service marks, and trade names of other companies that are the property of their respective owners. The use or display of trademarks, service marks, trade names or services of third parties in this prospectus does not imply, and should not be construed to imply, any affiliation, endorsement or sponsorship by the Company. For the convenience of readers only, some copyrights, trade names, and trademarks mentioned in this prospectus may appear without their ©, ® and ™ symbols.

2

PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering, and selected information contained in this prospectus. This summary is not complete and does not contain all of the information that potential investors should consider before deciding whether to invest in our common shares. For a more complete understanding of us and this offering, we encourage you to read and consider the more detailed information in this prospectus, including “Risk Factors” and the financial statements and related notes. As used in this prospectus, unless the context otherwise requires or otherwise states, references to “Koei,” the “Company,” “we,” “us,” “our,” and similar references refer to Koei Group Co., Ltd., a Japanese corporation, and its direct and indirect subsidiaries, including, KOEI JAPAN CO., LTD., a Japanese corporation, KOEISING PTE. LTD., a Singaporean corporation, KOEI (THAILAND) CO., LTD., a Thai corporation, EPJ CO., LTD., a Japanese corporation and Koei US, Inc., a Texas corporation.

Business Overview

Koei transforms end-of-life technology and industrial waste into new value—delivering secure, compliant, and sustainable solutions that protect data, recover resources, and aim to power the global circular economy. We are a Japan-based holding company operating through our consolidated subsidiaries in Japan, Singapore, Thailand, and the United States. Our business spans three primary areas: material recycling, information technology asset disposition (“ITAD”), and industrial waste management. We also engage in engineering and consulting services for clients.

Our operating subsidiaries include:

●	KOEI JAPAN CO., LTD., which oversees our recycling, industrial waste management, and ITAD operations in Japan;

●	KOEISING PTE. LTD., which operates an ITAD facility supporting secure recycling and data destruction services in Singapore;

●	KOEI (THAILAND) CO., LTD., which is in the process of establishing ITAD services and recycling operations to support the growing infrastructure and technology sectors in Thailand;

●	Koei US, Inc., which provides high-value engineering and consulting services in the United States; and

●	EPJ Co., Ltd., which supports the expansion of our industrial waste management operations in Japan and to isolate legal and compliance risks associated with that business in a dedicated entity.

The following diagram reflects our current organizational structure as of the date of this prospectus:

(1)	On August 8, 2024, Koei acquired 100% equity interest in KOEI JAPAN CO., LTD. (“KOEI JAPAN”), which was formed on April 20, 1995, by exchanging all of its 286 common shares. As a result, KOEI JAPAN became a wholly owned subsidiary of Koei.
(2)	KOEISING PTE. LTD is a wholly owned subsidiary of KOEI JAPAN, formed on February 17, 2022.
(3)	KOEI JAPAN held 99.99% ownership interest in KOEI THAILAND, which was formed on January 15, 2024, with the remaining 0.01% (equivalent to one share) held by the CEO of the Company. Given the immaterial impact of the non-controlling interest, no separate presentation was made in the consolidated financial statements.
(4)	EPJ CO., LTD. was formed by Koei on March 10, 2025, to strengthen and expand our waste management operations in Japan.
(5)	On March 10, 2025, Koei entered into an agreement to purchase 51% shares of Nufika LLC (“Nufika”) from Robert Wagner, the Company’s Chief Business Officer and a director and Hannah Wagner, who is Robert Wagner’s daughter. Nufika was formed on January 3, 2023, and is headquartered in Texas and has historically provided engineering and consulting services to the energy sector, with limited ITAD activities to date. Koei acquired Nufika for the purpose of business expansion in the US. The deal was closed on March 10, 2025, with a total cash consideration of US$1,000,000. On February 26, 2025, Nufika was converted from an LLC to C-Corporation in Texas and has been renamed to “Koei US, Inc.”

3

We process a broad range of inputs, including information technology (“IT”) and office automation (“OA”) equipment, home appliances, circuit boards, scrap metals, and large-scale industrial machinery. Our vertically integrated operations incorporate manual disassembly, industrial-grade crushing systems, and AI-enabled sorting technologies to recover high-value materials, including precious metals, rare earth elements, and both ferrous and non-ferrous metals. Recovered materials are sold to refiners and smelters, supporting global supply chains for critical raw materials.

Our ITAD services provide secure, compliant, and ESG-aligned solutions to corporations, government agencies, and institutional clients. We deliver full-spectrum services, including certified data erasure, physical destruction, and asset resale. Data sanitization is performed through a combination of physical destruction, magnetic degaussing, and software-based erasure within secure, licensed facilities.

We operate dedicated ITAD facilities in Japan and Singapore, both of which maintain advanced security protocols aligned with industry standards. In Japan, we also deploy mobile shredding units—specially equipped vehicles that perform on-site destruction directly at customer locations, eliminating transport risk and reinforcing data protection.

Refurbishable assets are resold under strict quality control standards, generating revenue while supporting clients’ ESG objectives. Our ITAD operations contribute to sustainability goals by enabling reuse, reducing landfill waste, and recovering critical components. We also participate in leading regulatory frameworks such as the Carbon Disclosure Project (“CDP”) and Taskforce on Nature-related Financial Disclosures (“TNFD”), and are certified under the Science Based Targets initiative (SBTi) to reduce Scope 1 and Scope 2 greenhouse gas emissions.

In Japan, we operate a licensed industrial waste management business through KOEI JAPAN Co., Ltd. (“Koei Japan”), offering a one-stop solution that includes collection, transport, intermediate treatment, and resource recovery. We maintain licenses and favorable certifications in 46 of Japan’s 47 prefectures (excluding Okinawa), and operate certified treatment facilities in Yokohama City and Kitakyushu City. These operations comply with Japan’s Waste Management and Public Cleansing Act, the Secondhand Goods Business Act, and other applicable environmental regulations. We also own EPJ Co., Ltd., established in 2025 to further strengthen and expand our waste management operations in Japan.

Japan’s demanding regulatory environment—among the most rigorous globally—requires deep operational discipline, transparency, and technical expertise. Our ability to operate at scale within this framework is the result of decades of infrastructure investment, regulatory engagement, and strict internal controls. This platform supports our broader international expansion and underpins our reputation as a trusted, high-compliance partner.

Approximately 95% of our revenue for the fiscal year ended February 29, 2024, was derived from the sale of recycled materials and reused IT assets, with the remaining 5% from industrial waste management and other services fees. For the years ended February 28, 2025 and February 29, 2024, the Company reported revenues of US$[___] and US$35,857,180, respectively, net income of US$[___] and US$1,325,252, respectively, and had net cash provided by operating activities of US$[___] and US$2,851,277, respectively. As stated in the consolidated financial statements, as of February 28, 2025 and February 29, 2024, the Company had retained earnings of US$[___] and US$4,209,672, respectively.

Our integrated model, breadth of licensed services, internationally recognized certifications (ISO9001, ISO14001, ISO27001, ISO45001, R2v3), and reputation for reliability position us to serve both public- and private-sector customers globally. In Japan, our competitive strength is further reinforced by our three major recycling centers, which anchor our operations and support deep, long-standing relationships with municipalities and enterprise clients. Our environmental commitment has been recognized with a “B” score from the CDP—a leading international nonprofit that evaluates climate-related performance on an eight-tier scale (A, A-, B, B-, C, C-, D, D-, F). This rating reflects our adherence to emissions, safety, and resource recovery standards, and supports our positioning as a trusted partner for ESG-aligned operations.

Our international expansion reflects a focused strategy targeting markets with rising demand for secure, compliant, and ESG-aligned services. In 2024, we established KOEI (THAILAND) CO., LTD. (“Koei Thailand”), and in 2025, acquired a 51% interest in Koei US, Inc. (“Koei US”), a Texas-based engineering and consulting firm formerly operating as Nufika LLC. Koei Thailand is evaluating facility development for ITAD services. Koei US, which historically served the energy sector, is a licensed engineering firm in Texas and staffed by a flexible team of employees and contractors. Neither currently operates a dedicated ITAD facility, though both are integral to our long-term growth plans.

We see significant opportunity in the U.S. and Southeast Asia, where industrialization, digital infrastructure investment, and regulatory tightening are accelerating demand for secure asset disposition and material recovery. In Texas, we believe that Koei US is positioned to combine engineering and consulting services with asset disposition and material recovery solutions, particularly for energy, operational technology (“OT”), and AI infrastructure clients—offering a hybrid service model not commonly available in the U.S. market.

As we scale internationally, we are committed to disciplined investment, operational efficiency, and selective customer and contract targeting. We seek to preserve margin stability while pursuing expansion into higher-value service areas, including engineering, consulting, and technology-enabled offerings. We operate under standardized Basic Sales Agreements (BSAs) and Industrial Waste Collection, Transportation, and Disposal Outsourcing Basic Agreements (IWCTD Agreements), each containing customary protections and termination provisions.

4

As part of our belief in continuous improvement, we have made and will continue to make strategic investments to enhance our operations and service offerings. We have invested in advanced process automation technologies, including Japan’s largest 4-axis shredders, vertical crushers, industrial-scale crushers, and AI-enabled optical sorting systems. These upgrades are designed to improve operational efficiency, increase data and environmental security, and support the responsible recovery of critical resources. In parallel, we are also exploring the possibility of developing proprietary technologies that build on our decades of operational and process expertise; however, no formal initiatives have been launched, and there is currently no established timeline or definitive development plan in place.

Koei is driven by a bold ambition: to transform end-of-life assets into engines of renewal, supporting the next generation of infrastructure resilience and advancing the circular economy. We believe the future demands more than sustainability—it calls for regeneration. Through strategic investments in technology, talent, and stewardship, we are building a secure, compliant, and globally scalable platform that delivers data-driven sustainable solutions. Our goal is to help businesses reduce risk, unlock value, and lead responsibly across the entire value chain.

Our Recycling and ITAD Facilities

Our recycling and ITAD operations are anchored by three strategically located facilities in Japan and one ITAD-focused facility in Singapore. Across all locations, we aim to maintain uniform standards of operational excellence, with a blend of precise manual disassembly and industrial-scale mechanical processing designed to maximize recycling rates, material purity, and regulatory compliance.

Yokohama Kanazawa Recycling Center (Kanagawa Prefecture, Japan)

●	Serves as our flagship facility for both material recycling and ITAD.

●	Owned by Koei Japan; spans approximately 9,900 square meters.

●	Houses Japan’s largest 4-axis shredders, vertical crushers, industrial-scale crushers, and AI-enabled optical sorting systems.

●	Supports high-efficiency recovery of materials containing precious metals, rare earth elements, and both ferrous and non-ferrous.

●	Includes a high-security ITAD-designated area with ISO27001- and R2v3-certified data erasure and destruction controls.

●	Security infrastructure includes surveillance cameras, infrared sensors, secure rooms, metal detection, pocketless uniforms, and card-based access control.

●	Certifications and Licenses: ISO9001:2015, ISO14001:2015, ISO27001:2013, ISO45001:2018, R2v3, licensed for intermediate industrial waste treatment by Yokohama City

Kitakyushu Recycling Center (Fukuoka Prefecture, Japan)

●	Supports material recycling and ITAD.

●	Leased facility (approx. 4,400 square meters)

●	Equipped with crushers and AI optical sorting systems.

●	Supports high-efficiency recovery of materials containing precious metals, rare earth elements, and both ferrous and non-ferrous.

●	Contains ISO27001-compliant secure data destruction room and refurbishment lines.

●	Security infrastructure includes surveillance cameras, secure rooms, metal detection, pocketless uniforms, and card-based access control.

●	Certifications and Licenses: ISO9001:2015, ISO14001:2015, ISO27001:2013, ISO45001:2018, licensed for intermediate industrial waste treatment by Kitakyushu City

Chubu Recycling Center (Aichi Prefecture, Japan)

●	Specializes in ITAD and material recycling.

●	Leased facility of approx. 449 square meters.

●	Focused on manual dismantling, high-purity material separation, and secure destruction.

●	Security infrastructure includes surveillance cameras, metal detection, pocketless uniforms, and card-based access control, log tracking, and locked cargo.

●	Certifications and Licenses: ISO9001:2015, ISO14001:2015, ISO27001:2013, ISO45001:2018

●	Specializes in ITAD and material recycling.

●	Leased facility of approx. 449 square meters.

5

Singapore ITAD Facility

●	Purpose-built for Southeast Asian enterprise clients; smaller in scale but aligned with group quality standards.

●	Offers certified data sanitization, physical destruction, and compliant recycling services.

●	Certifications: ISO9001:2015, bizSAFE3

Japanese Environmental Performance and Compliance

●	Certified CFC recovery ensures the safe treatment of refrigerants in accordance with Japan’s fluorocarbon regulations.

●	Received a “B” environmental performance rating from the Carbon Disclosure Project (CDP) in 2024. A “B” rating is considered a strong result, signifying that the company is managing its climate-related risks and taking concrete action.

●	Certified under the Science Based Targets initiative (SBTi) for greenhouse gas reduction and endorsed the Taskforce on Nature-related Financial Disclosures (TNFD), reinforcing our long-term commitment to sustainability and transparency.

Industry Overview and Market Opportunity

Koei operates at the intersection of two dynamic global sectors: resource recycling and asset disposition. Macroeconomic trends, regulatory pressures, rapid digital infrastructure expansion, and technological shifts accelerating critical mineral demand are driving heightened demand for secure, compliant, and sustainable solutions to manage the lifecycle of digital infrastructure, OT systems, and industrial materials. We believe that Koei is positioned to capitalize on accelerating global demand for secure, compliant, and sustainable lifecycle solutions across ITAD, recycling, and engineering and consulting services.

Global Resource Recovery and Circular Economy Trends

As governments and enterprises transition toward sustainable, circular models, there is a growing imperative to minimize waste and reintroduce materials into productive use. According to the International Resource Panel, global material extraction has more than tripled in the past five decades, intensifying pressure on ecosystems and supply chains.

In response, regulatory and corporate initiatives are increasingly prioritizing the recovery of high-value secondary raw materials—particularly gold, copper, palladium, and rare earth elements—essential to electronics, renewable energy systems, and advanced manufacturing. We believe that companies like Koei, with expertise in disassembly, sorting, and metal recovery, are critical to this supply chain.

Rising E-Waste Volumes and End-of-Life Asset Turnover

The Global E-waste Monitor 2024 reports that 62 million metric tons of e-waste were generated worldwide in 2023, with annual growth exceeding 2 million tons. Less than 20% of this volume is formally collected and recycled. Organizations face mounting challenges managing large inventories of end-of-life assets—ranging from smartphones to industrial control systems—amid increasing scrutiny over data privacy, traceability, and environmental performance. The accelerated deployment of AI, cloud computing, and hyperscale infrastructure is further shortening asset lifecycles, amplifying the need for secure, sustainable ITAD and recycling services.

Japan’s Regulatory Leadership in Waste Management

Japan is among the most tightly regulated waste management environments globally. Operators must comply with the Waste Management and Public Cleansing Act, Secondhand Goods Business Act, Air and Water Pollution Control Acts, Fire Service Act, and other stringent frameworks that govern licensing, documentation, and environmental safety.

Koei Japan holds waste collection and treatment licenses in 46 of Japan’s 47 prefectures (excluding Okinawa) and operates intermediate treatment centers in Yokohama and Kitakyushu. Our operations are certified under ISO9001, ISO14001, ISO27001, ISO45001, and R2v3—demonstrating rigorous adherence to global standards. Long-term experience navigating these conditions serves as a strategic asset as we expand internationally.

6

Digital Infrastructure Modernization and OTAD Growth

Digital transformation in sectors such as energy, manufacturing, logistics, and infrastructure is expanding the footprint of OT systems—including supervisory control and data acquisition (“SCADA”) components, industrial sensors, programmable logic controllers (“PLCs”), and ruggedized computing hardware.

As legacy systems are replaced with next-generation technologies, there is increasing demand for OT asset disposition (“OTAD”) solutions that combine secure decommissioning with the application of technical expertise. Conventional ITAD vendors often lack the technical expertise required to support clients with these complex systems and the environments where they are located.

Through Koei US, we are building targeted capabilities to address this growing need—particularly in Texas, where critical energy and data infrastructure drive demand for OT lifecycle services that align with U.S. OT industry frameworks and standards.

Tightening Global Regulation and ESG Pressures

Regulators worldwide are imposing stricter mandates on data protection, environmental performance, and responsible material handling. Enterprises and public institutions face mounting pressure to demonstrate compliance with global frameworks. Koei’s licenses, certifications, and operational transparency position us to serve as both a qualified vendor and trusted partner in helping clients meet these evolving obligations.

Rising Demand for Critical Material Recovery

Supply chain vulnerabilities and geopolitical instability have made the recovery of critical raw materials—such as gold, copper, palladium, and rare earth elements—a strategic priority. The growth of renewable energy, electric vehicles, and AI-driven systems is amplifying global competition for these inputs.

Koei’s material recovery operations help reduce dependence on virgin extraction and directly support customer sustainability, resiliency, and resource security goals aligned with circular economy principles.

Emerging Growth Markets in Southeast Asia and North America

Southeast Asia is undergoing rapid industrialization, digital infrastructure investment, and regulatory maturation—creating fertile ground for Koei’s Japanese operating model. We are expanding in Singapore and Thailand to meet rising institutional demand for secure, auditable, and ESG-aligned recycling and ITAD services.

In the United States, market interest is shifting toward integrated lifecycle solutions that meet sustainability mandates, data security needs, and regulatory compliance. Koei US provides an established foothold for us to deliver high-value services into a mature but evolving market.

Our Solution

Koei aims to deliver a secure, and sustainable solution for the responsible disposition of end-of-life technology, industrial waste materials, and OT infrastructure. Our integrated platform combines certified recycling, ITAD, OTAD, and engineering and consulting services to address the evolving needs of enterprise, industrial, and government clients.

End-to-End Recycling and Material Recovery

We operate a vertically integrated recycling infrastructure encompassing the collection, dismantling, processing, and resale of recovered raw materials. Our facilities in Japan feature manual disassembly lines, industrial-scale shredders and crushers, and AI-powered optical sorters. These capabilities support efficient extraction of materials including precious metals, rare earth elements, and both ferrous and non-ferrous from a wide range of inputs—including IT devices, OA equipment, home appliances, and industrial machinery. By maximizing recovery yield and purity, we help reduce global dependence on virgin materials while advancing corporate and national circular economy objectives.

7

Secure ITAD and OTAD Services

Our ITAD platform provides full-spectrum, audit-ready services for end-of-life IT assets, including:

●	Certified data erasure;

●	On-site and off-site physical destruction;

●	Resale of qualified assets; and

●	R2v3-compliant downstream recycling.

All operations align with ISO27001 for information security. In Japan, we operate mobile shredding units that offer secure, customer-facing destruction at the point of origin—delivered via a specially equipped Isuzu ELF 4-ton truck. This service aims to enhance trust, eliminate transport risks, and is engineered for urban mobility. We plan to scale this ITAD business model across the Asia-Pacific region by expanding existing ITAD business in Singapore and setting up new ITAD center in Thailand within a few years.

Through Koei US, we are building OTAD capabilities designed to securely decommission complex OT environments such as SCADA systems, PLCs, and ruggedized computing devices. Our OTAD processes are aligned with industry standards and best practices.

We believe that this positions us as one of the few providers able to meet stringent data protection and infrastructure risk standards in critical industries.

Licensed Industrial Waste Management

In Japan, we offer fully certified collection, transport, and intermediate treatment of regulated industrial waste through Koei Japan. Our services are licensed in 46 prefectures and supported by certifications including ISO9001, ISO14001, ISO45001, and R2v3. We process diverse waste streams—including IT, industrial machinery, and dismantled appliances—under a compliance-driven framework optimized for auditability and environmental stewardship. Our certified CFC recovery operations ensure safe handling of refrigerants and hazardous materials, aligned with national fluorocarbon control regulations.

Engineering and Consulting for Infrastructure Clients

Koei US provides high-value technical services to clients in the energy, manufacturing, and industrial sectors. Our offerings include:

●	Project and discipline engineering;

●	Systems integration;

●	Operational risk analysis and mitigation consulting; and

●	Strategic advisory for infrastructure modernization.

These offerings are delivered under a flexible, remote-first model and fully licensed in the state of Texas. As we grow internationally, we plan to scale these engineering and consulting capabilities across Japan and Southeast Asia, where demand for secure infrastructure development and ESG-aligned modernization is rising.

Our engineering and consulting follow industry best practices and are designed to support secure transitions across digital infrastructure, OT systems, and data center environments. By integrating these services with physical asset recovery and recycling, we deliver a differentiated full-lifecycle offering—from strategic planning to execution and compliance assurance.

We believe that these high-margin, knowledge-based services complement our asset disposition platform by providing strategic guidance to customers navigating digital transformation, infrastructure modernization, and sustainability initiatives.

8

Technology Development and Innovation

We are exploring proprietary technologies that build on decades of field experience across recycling, ITAD, and engineering. Our innovation strategy focuses on:

●	Operational and process automation tools and systems utilizing AI;

●	Enhanced environmental and data security; and

●	New commercial applications in resource recovery and infrastructure lifecycle management.

These initiatives are designed to strengthen scalability, improve customer value, and support long-term competitive differentiation in global circular economy and digital infrastructure markets.

Key Benefits to Customers

Koei provides enterprise, government, and industrial clients with an integrated, end-to-end platform for secure, compliant, and sustainable management of technology assets, OT systems, and industrial waste. Our bundled solutions help customers reduce risk, meet regulatory and ESG requirements, and enhance operational efficiency throughout the asset lifecycle.

Comprehensive Lifecycle Solutions

We deliver full-spectrum capabilities—from decommissioning and data erasure to material recovery, industrial waste treatment, and infrastructure engineering and consulting. By combining ITAD, OTAD, recycling, and engineering services under one roof, we seek to simplify vendor management, reduce total cost of ownership, and improve project coordination for our customers.

Secure Data Destruction and Regulatory Assurance

Our services comply with globally recognized standards, including:

●	ISO27001 – Information Security;

●	ISO9001 – Quality Management;

●	ISO14001 – Environmental Management;

●	ISO45001 – Occupational Health and Safety; and

●	R2v3 – Responsible Recycling.

We offer certified data erasure, auditable chain-of-custody protocols, and secure physical destruction, helping clients safeguard sensitive data and meet jurisdiction-specific privacy, ESG, and environmental disclosure obligations.

These frameworks aim to provide additional assurance to infrastructure operators and regulated industries managing complex digital and physical transitions.

Specialized OT Asset Management Expertise

Through Koei US, we offer specialized OT asset management services tailored to operational infrastructure—such as SCADA systems, PLC networks, and ruggedized computing hardware—across sectors like energy, logistics, manufacturing, and utilities. We believe that our combined technical and regulatory expertise allows us to manage assets that are beyond the scope of conventional ITAD providers, reducing customer risk in highly regulated or mission-critical environments.

High-Value Engineering and Consulting Services

Koei US’s engineering and consulting team provides strategic and technical advisory support for infrastructure modernization and digital transformation projects. We believe that these high-margin, knowledge-based services complement our physical asset recovery offerings, enabling us to support clients through planning, execution, and compliance.

9

Sustainability and Circular Economy Enablement

Our recycling and ITAD operations help clients meet their sustainability and net-zero goals by:

●	Diverting materials from landfill;

●	Reducing scope 3 emissions;

●	Recovering critical raw materials;

●	Enabling reuse through refurbishment; and

●	Providing auditable ESG documentation through internationally recognized reporting frameworks.

We also support closed-loop recovery programs and resource efficiency mandates for multinational clients, public-sector agencies, and infrastructure operators.

Competition and Competitive Strengths

There are many competitors, from large companies to new entrants in our industry. Price competition with other companies in the same industry is considered to exist in every country, and price competition is essential for ITAD and materials. In Japan, our main competitors are the following three companies, but we seek to differentiate ourselves through our permits, certification standards, and environmental measures and have built a strong customer base.

●	Japan System Care Co., Ltd. is engaged in the ITAD business and reuse business.

●	Broadlink Co., Ltd is engaged in the ITAD business and reuse business.

●	Matsuda Sangyo Co., Ltd. is engaged in the precious metals and foods businesses.

We believe that Koei is uniquely positioned at the nexus of sustainability, digital transformation, and infrastructure modernization. We believe that our integrated platform, regulatory credibility, and technical capabilities distinguish us from both regional recyclers and global ITAD or engineering incumbents

Leadership in One of the World’s Most Stringent Regulatory Markets

Our operations in Japan—a country with some of the strictest environmental and industrial waste regulations globally—demonstrate deep compliance expertise and institutional discipline. We maintain licenses in 46 of 47 prefectures, operate certified intermediate treatment facilities, and consistently pass rigorous inspections. We believe that this track record validates our ability to operate under high scrutiny and positions us to scale responsibly in other complex jurisdictions.

Integrated Full-Lifecycle Platform

Koei is one of the few providers globally offering end-to-end services across:

●	ITAD and OTAD;

●	Material recovery and resale;

●	Industrial waste collection and treatment; and

●	High-value engineering and infrastructure consulting.

We believe that this breadth enables us to serve as a single-source partner for clients requiring secure asset disposition, ESG compliance, and infrastructure modernization. Our bundled model delivers operational efficiency and customer value not available through fragmented or single-service vendors.

10

Deep Expertise in OT Asset Lifecycle Management

Through Koei US, we offer specialized OT asset management capabilities for secure decommissioning of SCADA systems, PLC networks, and ruggedized industrial computing equipment. These services meet OT industry standards and address a major gap in conventional ITAD offerings, making us uniquely qualified to serve energy, logistics, and industrial operators.

Scalable, Discipline-Based International Growth Strategy

We are exporting our proven Japanese operating model—characterized by its rigor, through documentation, and strong compliance standards—into Southeast Asia and North America. This model adapts to local frameworks while maintaining global service quality and audit standards. Our strategic and methodical expansion is designed to preserve margins, mitigate risk, and unlock sustainable growth opportunities across maturing ITAD, OTAD, and industrial recycling markets.

Growth Strategies

Koei is focused on disciplined international expansion, margin-enhancing service integration, and innovation to capture long-term demand for secure, compliant, and sustainable asset disposition, material recycling, and high-value engineering and consulting services. Our strategy is built around proven operational foundations, scalable infrastructure, and targeted investment in growth markets.

Expand Our International Footprint with a Focus on Southeast Asia and North America

We are aiming to scale our Japanese operating model— characterized by strict regulatory compliance, operational transparency, and a commitment to ESG principles—into geographies undergoing rapid industrial and digital transformation.

●	Japan: We established EPJ Co., Ltd. in 2025 to expand our industrial waste treatment capacity and plan to launch a new ITAD center in the Kansai region to support domestic growth.

●	Singapore: We are evaluating mergers or acquisitions of local recyclers to accelerate market penetration and infrastructure scale.

●	Thailand: Through Koei Thailand, we plan to construct a dedicated ITAD center in the Sirachah region and are exploring strategic alliances with major domestic recycling firms.

●	United States: Our 2025 acquisition of a 51% stake in Texas-based Koei US enables entry into North America. We are targeting high-compliance and OT-centric segments underserved by traditional ITAD vendors.

Scale OTAD Capabilities

Through Koei US, we are investing in specialized OT service offering that serve sectors with complex industrial systems, including:

●	Energy;

●	Utilities;

●	Manufacturing; and

●	Logistics.

Our goal is to lead this emerging segment of our business by integrating secure decommissioning, industrial systems expertise, and compliance with industry standard cybersecurity and infrastructure risk frameworks. We believe that OTAD has the potential to be a high-value, under-addressed category that complements our core recycling and ITAD operations.

11

Deepen Customer Engagement Through Cross-Selling and Bundled Solutions

We are seeking to enhance customer value and wallet share by offering bundled, lifecycle-oriented service packages that combine:

●	Material recycling;

●	ITAD and OTAD;

●	Industrial waste management; and

●	Engineering and consulting services.

We believe that this approach allows us to serve as a single-source provider for customers navigating infrastructure modernization, ESG targets, and end-of-life compliance challenges.

Expand Industrial Waste Management Capacity and Efficiency

Through EPJ Co., Ltd., we are enhancing our industrial waste operations in Japan by:

●	Expanding intermediate treatment capacity;

●	Optimizing transportation and logistics; and

●	Deploying mobile processing units, including secure on-site shredding vehicles.

We believe that these improvements will increase throughput, improve client coverage, and support margin stability through greater operational leverage.

Pursue Strategic Acquisitions and Partnerships

We are actively evaluating selective acquisitions and alliances to strengthen our platform. Focus areas include:

●	Local ITAD and recycling providers in target markets;

●	Specialized engineering, consulting, or environmental service firms; and

●	Adjacent verticals such as industrial or medical waste management.

Our M&A strategy is guided by operational and financial discipline, with a focus on cultural fit, regulatory readiness, and synergies that support our platform’s long-term scalability.

Enhance Margin Profile Through High-Value Engineering and Advisory Services

We aim to continue scaling our consulting services—currently anchored by Koei US—in the U.S. and planning phased expansion into Japan and Southeast Asia. These services include:

●	Project and discipline engineering;

●	Systems integration; and

●	IT/OT modernization consulting.

We believe that these engagements can provide high-margin revenue, increase retention, and position Koei as a lifecycle partner rather than a commodity vendor.

12

Develop Proprietary Technologies to Support Scalability and Competitive Advantage

We are exploring the development of proprietary tools and platforms to improve:

●	Asset handling, classification, and tracking;

●	Automation of recycling and data destruction workflows; and

●	Operational and process data and workflow management.

These efforts will be designed to support scalability, protect margins, and create defensible advantages in an increasingly digital and compliance-driven asset lifecycle market.

Our Customers

Koei serves a diverse and expanding customer base that includes multinational corporations, public-sector entities, infrastructure operators, and industrial enterprises. Our integrated platform—spanning recycling, ITAD, industrial waste management, and engineering and consulting—allows us to address complex, evolving customer needs across geographies and industries.

We operate primarily under a Business-to-Business (B2B) model, serving organizations that prioritize regulatory compliance, data security, and environmental stewardship. While our current focus is institutional, we are evaluating future service models to reach individual consumers through mobile or digital offerings.

Large Enterprises and Multinational Corporations

We provide end-to-end lifecycle solutions to large enterprises and multinational corporations across:

●	Finance and insurance;

●	Energy and utilities;

●	Manufacturing and industrial automation;

●	Technology and telecommunications; and

●	Logistics and supply chain.

Public Sector and Government Agencies

We serve municipal and national entities managing sensitive IT assets and regulated waste. We believe that our track record of compliance, chain-of-custody integrity, and ISO/R2v3 credentials make us a trusted partner for mission-critical projects—particularly in Japan, where we hold licenses in 46 prefectures.

Infrastructure Operators and Industrial Enterprises

Through our OT asset management and engineering capabilities, we serve utilities, industrials, manufacturing, and logistics operators undergoing infrastructure modernization. These clients depend on us for secure decommissioning and upgrades of SCADA systems, PLCs, ruggedized computing, and legacy control equipment—delivered with technical assurance and regulatory alignment.

Data Centers and Cloud Infrastructure Providers

We support hyperscale and enterprise data centers with:

●	ITAD;

●	On-site or off-site data destruction;

●	Certified downstream recycling; and

●	Critical material recovery.

This is expected to be a fast-growing segment for Koei, especially in regions like Texas and Southeast Asia where AI and cloud infrastructure are rapidly scaling.

13

Small and Medium-Sized Enterprises (SMEs)

In Japan, we support SMEs through mobile shredding units and modular service offerings. These solutions enable on-site secure data destruction and flexible recycling for clients with lower volume but high compliance needs. We plan to expand similar service formats into Singapore and Thailand.

Customer Acquisition and Digital Marketing

We leverage performance-driven digital marketing strategies across key regions. Between August 2023 and July 2024:

●	Japan: Generated 46,199 website clicks and 120 customer orders.

●	Singapore: Generated 5,995 clicks and 111 customer orders.

Our campaigns focus on high-conversion landing pages and targeted search advertising. We continue to refine our digital strategy to cost-effectively grow demand and conversion in high-priority regions.

Material Sourcing

Our material inputs are sourced from a wide range of upstream channels:

●	45% from home appliance recycling facilities;

●	26% from manufacturers;

●	20% from IT and telecommunications companies;

●	7% from leasing companies; and

●	2% from government agencies and institutional sources.

This diversified sourcing ensures consistent volumes, pricing resilience, and alignment with customer ESG and compliance priorities.

Recent Developments

For a detailed description of recent developments of the Company, see “Description of Business—Recent Developments” on page 75 of this prospectus.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act”). As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to reporting companies that make filings with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). For so long as we remain an emerging growth company, we will not be required to, among other things:

●	present more than two years of audited financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure in our registration statement of which this prospectus forms a part;

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (which we refer to as the “Sarbanes-Oxley Act”);

●	disclose certain executive compensation related items; and

●	seek shareholder non-binding advisory votes on certain executive compensation matters and golden parachute arrangements, to the extent applicable to our Company as a foreign private issuer.

14

The JOBS Act also permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), which means the market value of our common shares that are held by non-affiliates exceeds US$700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three- year period.

In addition, we report in accordance with SEC rules and regulations applicable to a “foreign private issuer.” As a foreign private issuer, we will take advantage of certain provisions under the rules that allow us to follow the laws of Japan for certain corporate governance matters. Even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations with respect to a security registered under the Exchange Act;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (which we refer to as “Regulation FD”), which regulates selective disclosures of material information by issuers.

As a foreign private issuer, we have four months after the end of each fiscal year to file our annual report on Form 20-F with the SEC. In addition, our executive officers, directors, and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act.

Foreign private issuers, like emerging growth companies, are exempt from certain more stringent executive compensation disclosure rules. As such, even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are not a foreign private issuer.

15

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

(i)	the majority of our executive officers or directors are U.S. citizens or residents;

(ii)	more than 50% of our assets are located in the United States; or

(iii)	our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Implications of Being a Controlled Company

Currently, Mamoru Iwamoto, our Chief Executive Officer, and Eiko Iwamoto, who are husband and wife, beneficially own [_________] common shares, which represents approximately 58% of the voting power of our outstanding common shares. Following this offering, Mr. and Mrs. Iwamoto will control approximately [______]% of the voting power of our outstanding common shares if all the common shares are sold (or [______]% of our outstanding voting power if the underwriters exercise the over-allotment option in full). As a result of their voting power, they will be able to control any action requiring the general approval of our shareholders, including the election of our board of directors, the adoption of amendments to our articles of incorporation and the approval of any merger or sale of substantially all of our assets. If we are approved to list our common shares on the Nasdaq, we will be a “controlled company” as defined in Rule 5615(c)(1) of the Nasdaq listing standards because more than 50% of our voting power will be held by Mr. and Mrs. Iwamoto after the offering. As a “controlled company,” we are exempt by Rule 5615(c)(2) of the Nasdaq listing standards from certain corporate governance requirements. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. See “Management – Corporate Governance Practices.”

Corporate Information

Koei Group Co., Ltd. (“Koei”) was incorporated under the laws of Japan on August 8, 2024, under the name DARINGATE CO., LTD., and changed its name to the current name on May 8, 2025.   Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our principal executive office is located at 2-16-3 Konan, Minato-ku, Tokyo 108-0075, Japan. Our telephone number is +81-3-3450-0581. Our website address is www.koeigroup.com. Information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider it part of this prospectus. The address of our website is included in this prospectus for informational purposes only.

16

THE OFFERING

Issuer:	Koei Group Co., Ltd.

Securities offered by us:	[______] common shares (up to [______] shares if the underwriters exercise the over-allotment option in full) based on an assumed initial public offering price per share is US$[____], the midpoint of the anticipated price range.

Public offering price:	For purposes of this prospectus, the assumed initial public offering price per common share is US$[____] (which is the midpoint of the price range set forth on the cover page of this prospectus). The actual offering price per common share will be as determined between the underwriters and us based on market conditions at the time of pricing. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

Over-allotment option:	We have granted to the underwriters an option to purchase up to an additional [______] common shares ([___]% of the number of common shares sold in this offering) exercisable solely to cover over-allotments, if any, at the applicable public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in full or in part at any time and from time to time until 45 days after the date of this prospectus.

Common shares outstanding before this offering:	[___________] common shares(1)

Common shares expected to be outstanding immediately after this offering:	[___________] common shares (or [_________] common shares if the underwriters exercise in full their option to purchase additional common shares).

Controlled Company:	Following this offering, Mamoru Iwamoto, our Chief Executive Officer, and Eiko Iwamoto, who are husband and wife, will control approximately [____]% of the voting power of our outstanding capital stock if all the common shares being offered in this offering are sold (or [____]% of our outstanding voting power if the underwriters’ option to purchase additional shares is exercised in full). As a result, if we obtain listing on the Nasdaq, we will be a “controlled company” under the Nasdaq corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards. See “Management – Board Committees and Director Independence - Controlled Company and Director Independence”.

Representative’s Warrants	The registration statement of which this prospectus is a part also registers for sale warrants to purchase [________] common shares (5.0% of the common shares sold in this offering) to be issued to Roth Capital Partners, LLC as Representative of the underwriters (referred to in this prospectus as the Representative) and/or its affiliates (or warrants to purchase [________] common shares if the underwriters exercise the over-allotment option in full) and the common shares issuable upon exercise of such warrants, as a portion of the underwriting compensation payable in connection with this offering. The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, commencing from the closing of the offering and expiring five (5) years from the effectiveness of the registration statement, at an exercise price of US$[____] (110% of the assumed public offering price of the common shares). Please see “Underwriting— Representative’s Warrants” for a description of these warrants.

Use of proceeds:	We expect to receive net proceeds from this offering of approximately US$[__________] (or approximately US$[__________] if the underwriters exercise in full their option to purchase up to [___________] if the underwriters exercise the over-allotment option in full) after deducting estimated underwriting discounts and commissions of US$[______] ([___]% of the gross proceeds of the offering) (or approximately US$[______] if the Representative exercises in full its over-allotment option) and after our offering expenses, estimated at US$[___] (or approximately US$[______] if the underwriters exercise the over-allotment option in full). We intend to use the net proceeds from this offering to fund (i) strategic expansion initiatives, including potential acquisitions of complementary businesses in Japan and international markets, in order to strengthen our operational footprint, customer base, and technological capabilities, (ii) capital expenditures, including the purchase of recycling and processing equipment, automation upgrades, and the lease or purchase of facilities to support our growth in Japan and international markets and (iii) general corporate purposes, including personnel expansion, administrative infrastructure, and working capital. See “Use of Proceeds.”

17

Risk factors:	See “Risk Factors” beginning on page 20 of this prospectus for a discussion of some of the factors you should carefully consider before deciding to invest in our common shares.

Listing:	We intend to apply to list our common shares on the Nasdaq under the symbol “KOEI.” The approval of our listing on the Nasdaq is a condition of closing this offering.

Lock-Ups:	We, all of our directors and officers, and holders of our outstanding securities (or securities convertible into our common shares) have agreed not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common shares or securities convertible into common shares without the prior written consent of the Representative for a period of twelve (12) months from the date on which the trading of the common shares on the Nasdaq commences, subject to certain limited exceptions. See “Underwriting—Lock-Up Agreements.”

Dividend policy:	We have not paid annual dividends to shareholders in the past. Following our public offering, the payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, will depend on many factors, and the common shareholders may not approve.

(1) Unless we indicate otherwise, all information in this prospectus:

●	is based on [______] common shares issued and outstanding as of [______], 2025;

●	assumes no exercise by the Representative of its option to purchase up to an additional [_______] common shares to cover over-allotments, if any;

●	excludes the number of common shares underlying [______] stock acquisition rights (with an exercise price of ¥[______] (US$[______]) per common share) equal to [______] % of the issued and outstanding common shares on a fully diluted basis as of the day prior to the successful listing on the Nasdaq, subject to adjustment as provided in the stock acquisition rights agreement; and

●	excludes [______] common shares underlying the warrants to be issued to the Representative and/or its affiliates in connection with this offering (assuming the underwriters exercise the over-allotment option in full).

18

SUMMARY OF RISK FACTORS

Below is a summary of material risks, uncertainties and other factors that could have a material effect on the Company and its operations:

●	We are a holding company and depend upon our operating subsidiaries for our cash flows.

●	Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

●	It may not be possible for investors to effect service of process within the United States upon most our directors, corporate auditors and executive officers, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

●	Emerging technologies or materials could render certain recycling methods ineffective or obsolete.

●	Variations in the quality or composition of collected materials can impact the efficiency of recycling and resource recovery.

●	Handling and dismantling complex equipment may lead to inefficiencies or delays.

●	Fluctuations in the market value of recovered metals and other materials can impact profitability.

●	Failure to meet customer expectations in consultations, appraisals, or recycling processes may lead to loss of business.

●	The presence of other recycling companies with lower costs or more advanced technologies can erode market share.

●	The Company’s operations involve the secure erasure, destruction, and disposal of sensitive customer data, making data security a critical component of its business.

●	Managing the dismantling, recycling, and disposal of diverse IT assets poses operational challenges that could disrupt the Company’s services.

●	The ITAD industry is highly competitive, with other service providers offering cost-effective or technologically superior solutions.

●	The Company’s activities, including the handling of hazardous materials such as mercury, batteries, and plastics, pose significant environmental risks.

●	The Company’s reliance on a combination of manual and mechanized processes, including large crushers and shredders, introduces operational vulnerabilities.

●	The collection and transportation of industrial waste across 46 prefectures (excluding Okinawa) introduce logistical challenges and risks.

●	Even if the common shares are listed on the Nasdaq, there can be no assurance that we will be able to comply with the Nasdaq’s continued listing standards.

●	The price of our common shares could be subject to rapid and substantial volatility.

●	The price of the common shares may fluctuate substantially.

●	Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

●	As a controlled company, we are not subject to all of the corporate governance rules of the Nasdaq.

●	If the voting power of our capital stock continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

●	We may incur significant taxation from an investigation by the tax authority in Japan.

●	We may face restrictions on foreign investment related to Foreign Exchange and Foreign Trade Act in Japan.

19

RISK FACTORS

An investment in the common shares is highly speculative and involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this prospectus, including the audited financial statements and the related notes included in this prospectus, before deciding whether to invest in the common shares. These risk factors are not presented in the order of importance or probability of occurrence. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the market price of the common shares could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

General Risks Related to our Business

We are a holding company and depend upon our operating subsidiaries for our cash flows.

We are a Japanese holding company engaged in the resource recycling business through our direct and indirect operating subsidiaries KOEI JAPAN CO., LTD. (formerly Koei Shoji Co., Ltd.), a Japanese corporation, KOEISING PTE. LTD. (formerly DARINGATE PTE. LTD.), a Singaporean corporation, KOEI (THAILAND) CO., LTD., a Thai corporation, Koei US, Inc., a Texas corporation and EPJ CO., LTD., a Japanese corporation. As a holding company incorporated under Japanese law with no material operations of its own, the Company’s operations have been conducted by its subsidiaries. Consequently, our cash flows and our ability to meet our obligations depend upon the cash flows of our operating subsidiaries and the payment of funds by these operating subsidiaries to us in the form of dividends, distributions or otherwise. The ability of our operating subsidiaries to make any payments to us depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities and legal restrictions. Any failure to receive dividends or distributions from our operating subsidiaries when needed could have a material adverse effect on our business, results of operations or financial condition.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to invest in future growth opportunities. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could seriously harm our business and operating results. If we incur debt, the debt holders would have rights senior to common shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common shares. Furthermore, if we issue equity securities, shareholders will experience dilution, and the new equity securities could have rights senior to those of our common shares. Any additional equity or equity-linked financings would be dilutive to our shareholders. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our shareholders bear the risk of our future securities offerings reducing the market price of our common shares and diluting their interest.

There is a risk that we will be a passive foreign investment company (which we refer to as “PFIC”) for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

A non-U.S. corporation, such as our Company, is classified as a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either:

(i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or

(ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raise in this offering will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

20

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the market price of the common shares in this offering, a decrease in the market price of the common shares may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year. We believe we were not a PFIC in prior taxable year 2024 because less than 75% of our gross income was passive income and less than 50% of the average value of our assets consisted of assets that would produce passive income in 2024.

If we are a PFIC for any taxable year during which a U.S. holder (as defined below) owns common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations for U.S. Holders” for further information. We have not determined, if we were to be classified as a PFIC for a taxable year, whether we will provide information necessary for a U.S. holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares. The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of our common shares.

It may not be possible for investors to effect service of process within the United States upon most of our directors, corporate auditors and executive officers, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a joint stock corporation organized under Japanese law. Most of our directors, corporate auditors and executive officers reside in Japan, and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us, or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Japan, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States. A Japanese court may refuse to apply provisions of U.S. securities laws in original actions, or to enforce judgments of U.S. courts that are based on such provisions, if it considers such provisions to be contrary to the public policy of Japan. The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters, and a Japanese court may deem that there is not sufficient basis for the reciprocity on the enforcement of judgments. Therefore, if you obtain a civil judgment by a U.S. court, you may not be able to enforce it in Japan.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (which we refer to as the “Companies Act”) govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ fiduciary duties and obligations, and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

21

Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our functional currency is Japanese yen and reporting currency is the US dollar. Substantially all of our revenues are generated in Japan, but we adopted the US dollar as our reporting currency. We are exposed to fluctuations in the foreign currency exchange rate. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies which, among other factors, may be influenced by governmental policies and domestic and international economic and political developments. Any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates.

We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenues that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates. We do not take any actions to manage our foreign currency exposure, such as entering into hedging transactions.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and the Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq, including certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Further, consistent with corporate governance practices in Japan, we do not have a standalone compensation committee or nomination and corporate governance committee under our board. In addition, we are not required under the Exchange Act to file current reports and financial statements with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion & Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor. For a detailed description of our home country corporate governance practices see “Management - Corporate Governance Practices” of this prospectus.

As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency”; and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

22

In addition, Section 102 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our membership interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and have an adverse effect on the value of our securities.

As a public company, we would be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Further, we will be required to report any changes in internal controls on an annual basis. In addition, we would be required to furnish a report by management on the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We will design, implement, and test the internal controls over financial reporting required to comply with these obligations. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the value of our securities could be negatively affected. We also could become subject to investigations by the Commission or other regulatory authorities, which could require additional financial and management resources.

As an emerging growth company, our auditor will not be required to attest to the effectiveness of our internal controls.

Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company. This means that the effectiveness of our financial operations may differ from our peer companies in that they may be required to obtain independent registered public accounting firm attestations as to the effectiveness of their internal controls over financial reporting and we are not. While our management will be required to attest to internal control over financial reporting and we will be required to detail changes to our internal controls in our annual reports on Form 20-F (commencing with the filing for the year ended 2025), we cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies. Further, once we cease to be an emerging growth company (as described below), we will be subject to independent registered public accounting firm attestation regarding the effectiveness of our internal controls over financial reporting. Even if management finds such controls to be effective, our independent registered public accounting firm may decline to attest to the effectiveness of such internal controls and issue a qualified report.

23

Upon becoming a public company, we will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

Upon becoming a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act has imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting the later of our second annual report on Form 20-F or the first annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. While we currently have an internal audit group, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of our securities could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve our existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on the value of our securities, and could adversely affect our ability to access the capital markets.

We depend on certain officers of the Company, the loss of whom could materially harm our business.

We rely upon the accumulated knowledge, skills and experience of the officers and personnel of our Company and its affiliates. If Mamoru Iwamoto, our Chief Executive Officer, or any of the other officers or personnel were to leave the Company or become incapacitated, we might suffer in our planning and execution of business strategy and operations, impacting our brand and financial results.

Our operations are highly regulated.

Japan has strict Waste Disposal and Public Cleansing Law, which requires detailed compliance with laws and regulations and applies punitive measures for certain failures of compliance. For example, in Japan where the Company primarily operates, waste management, recycling, and hazardous material disposal are governed by strict local and national regulations, such as the Waste Management and Public Cleansing Act and the Act on the Promotion of Effective Utilization of Resources. Under these laws and regulations, KOEI JAPAN CO., LTD. has obtained approval for industrial waste collection and transport businesses from 46 prefectures in Japan (excluding Okinawa Prefecture), and has obtained approval for industrial waste treatment businesses from two cities, Yokohama and Kitakyushu. In addition, we have acquired ISO9001, ISO14001, ISO27001, and ISO45001 certification, which are international standards, as well as R2ver3 certification. However, if such licenses, permits, or approvals are revoked or not renewed for some reason in the future, the Company’s business activities may be hindered and its business performance may be affected.

24

The Company is also subject to the Secondhand Goods Business Act, a Japanese regulation that governs businesses involved in the purchase, sale, or exchange of “secondhand goods” to ensure the proper management of such transactions and prevent the distribution of stolen or illegal items. Failure to comply with the requirements of the Secondhand Goods Business Act, such as operating without a license, improper record-keeping, or dealing in stolen goods, can result in penalties, suspension of business operations, or revocation of the license. The Company is also subject to the Fire Service Act, which is a fundamental law in Japan designed to prevent, guard against, and suppress fires, as well as to protect the lives, health, and property of citizens in the event of a fire. Businesses are required to comply with fire safety regulations based on the size, type, and purpose of their facilities. This includes conducting regular inspections, maintaining fire equipment, and ensuring that evacuation routes and emergency exits are unobstructed and clearly marked. For facilities handling flammable or hazardous materials, such as those involved in recycling and industrial waste management, the Act imposes stricter safety measures to prevent fire outbreaks and mitigate potential hazards.

The Company is also subject to the Noise Regulation Law and Vibration Regulation Law, which are Japanese environmental laws designed to mitigate pollution from noise and vibration, thereby protecting the health and well-being of people as well as preserving the surrounding environment. These laws establish standards for acceptable levels of noise and vibration based on the type of area (e.g., residential, industrial, or commercial zones) and the time of day, with stricter limits typically applied to residential and night-time areas. The Company is also subject to the Air Pollution Control Law and Water Pollution Control Law, which are key environmental regulations in Japan aimed at preventing and mitigating air and water pollution, thereby protecting public health and preserving ecosystems. The Company, which operates recycling centers and handles industrial waste, must adhere to these laws by implementing robust air and water pollution control measures, including the voluntary measurement of dust and water quality. Non-compliance with these laws can result in penalties, operational restrictions, or reputational damage.

Failure to comply with the foregoing, as well as the revision or abolition of these laws and regulations, or the emergence of new legal restrictions in the future may also have an impact on our Company’s business performance. Non-compliance with these regulations, or with international standards applicable to certain operations, could result in severe consequences, including fines, legal disputes, reputational damage, or even suspension of operations. Furthermore, any changes or tightening of these regulations may require the Company to incur significant costs to adapt its processes and ensure compliance.

Certain weather and environmental events, such as fire, lightning, bursts and explosions, wind, hail, snow, and water damage, can cause damage to our ITAD center, recycling center, plants and factory used in its business operations.

Fire insurance policies can be acquired to prepare for such events. However, they may be insufficient. In addition, earthquake insurance can be purchased along with fire insurance. However, this could also prove to be insufficient. We currently carry business liability insurance and fire insurance. We have not incurred claims that were unable to be covered by insurance in the past. Not all perils are covered by insurance, as some are subject to insurance exclusions. For example, earthquake insurance does not pay out if there is no damage to the building itself, but only to gates, fences, or hedges, nor does it pay out for damage caused by war, civil war, or other similar events or riots. Damage caused by land subsidence, uplift, movement, or vibration. will also not be paid. In the event of a significant loss, insurance coverage may be insufficient to restore the property. Factors such as inflation, changes in building codes and ordinances, and environmental considerations may make it impossible to restore the property with insurance proceeds if the underlying property is damaged or destroyed.

We may not be able to attract and retain a sufficient number of personnel needed to maintain and grow our business.

The business we conduct is greatly dependent on the number of personnel that we can attract and retain. In addition, it is imperative to train and secure personnel who have expertise in material recycling, and accordingly we plan to retain and train personnel who we believe can support the medium-to long-term growth of the Company and strengthen young and mid-career personnel. However, if we are unable to attract and retain a sufficient number of purchase/sales personnel needed to maintain and grow our business, it would have an adverse effect on our business operations as well as our ability to grow our business.

25

If we fail to protect personal information of business partners, customers and others, it would have an adverse effect on our reputation and may impact the value of your investment.

In the course of our business activities, the Company acquires and holds personal information of business partners, customers, and others, and is subject to regulations under the Act on the Protection of Personal Information and other laws in Japan. In the event of a leak of personal information held by the Company, the Company’s reputation and business performance may be affected by claims for damages or loss of credibility and this could result in a loss of investors, and the value of your investment in us could be adversely affected.

A material amount of our revenues may be concentrated in one or more large customers. If we lose or experience a significant reduction in such customers, our revenues may decrease substantially and our results of operations and financial condition may be harmed.

For the years ended February 28, 2025 and February 29, 2024, with respect to our sales of recycled materials business, we reported total revenues of US$[        ] and US$34,112,949, respectively.

It is the nature of our business that a high concentration of our revenue is in the sale of recycled materials and therefore when we sell our recycled materials there is a tendency to have large customers who purchase our materials. It is important to build trust in our business relationship by continuing to provide high quality and pure materials which include metals such as gold, silver, palladium, copper, aluminum, and iron. With such effort, these customers have been repeat customers, from which we generate a large percentage of our revenues. We rely on these purchasers and there is a risk that these purchasers may be unable to make payment under their obligations to us thereby affecting our revenues.

During the year ended February 28, 2025, we generated [  ]%, [  ]% and [  ]% of total revenues from three customers, Customers [  ], [  ] and [  ], respectively. During the year ended February 29, 2024, we generated 11% and 16% of total revenues from two customers, PI CollaboTech, Inc. and Jyougen Sangyou Co., Ltd., respectively.

Our business may rely on one or more large suppliers. If we lose or experience significant difficulty in purchasing from, such suppliers, our revenue may decrease substantially and our results of operations and financial condition may be harmed.

Suppliers for our material recycling business include home appliance recycling plants, manufacturers and IT and telecommunications/ICT companies for the purchase mainly of Information Technology (“IT”) equipment, Office Automation System (“OA”) equipment, disassembled home appliances, circuit boards, and nonferrous metals. If we should encounter delays or difficulties in obtaining these supplies, our business related to these supplies and our financial condition, results of operations and reputation could be adversely affected.

During the year ended February 28, 2025, we made [  ]% of total purchases from one supplier, [  ]. During the year ended February 29, 2024, we made 11% of total purchases from one supplier, Nishinihon Kaden Recycle Corporation.

Risks Related to Our Material Recycling Business

Emerging technologies or materials could render certain recycling methods ineffective or obsolete.

The recycling industry is subject to rapid advancements in technologies and the emergence of new materials. In Japan, where innovation is at the forefront, emerging technologies or the introduction of novel materials could render the Company’s current recycling methods or processes ineffective or obsolete. Failure to adapt to these technological changes or invest in updated recycling techniques may reduce operational efficiency, increase costs, and impact the Company’s competitive position in the market.

26

Variations in the quality or composition of collected materials can impact the efficiency of recycling and resource recovery.

The efficiency of the Company’s recycling and resource recovery operations depends significantly on the quality and composition of the materials collected, such as home appliances, IT equipment, office automation systems, and circuit boards. Variations in these materials, including the presence of contaminants, inconsistencies in metal content, or degradation of components, can impact the effectiveness of recycling processes. These challenges may lead to increased operational costs, reduced recovery rates, and potential difficulties in meeting customer expectations or environmental standards.

Handling and dismantling complex equipment may lead to inefficiencies or delays.

The Company’s operations involve handling and dismantling complex equipment, such as circuit boards, which require specialized processes and expertise. Challenges in efficiently processing such materials, such as difficulty in separating valuable components from non-recyclable parts, may lead to operational inefficiencies, delays, or increased costs. Additionally, technical difficulties or unforeseen issues during dismantling could disrupt workflows, impact resource recovery rates, and affect the Company’s ability to meet customer or regulatory requirements.

Dismantling IT and OA equipment involves risks of workplace accidents, which can result in liabilities and downtime.

The dismantling of IT and office automation (OA) equipment involves inherent risks of workplace accidents, such as injuries from handling sharp components, exposure to hazardous substances, or equipment malfunctions. Such incidents could lead to significant liabilities, operational downtime, and increased costs related to medical expenses, legal claims, or compliance with occupational health and safety regulations. Furthermore, repeated accidents or safety concerns could damage the Company’s reputation and affect employee morale.

The Company’s handling of IT equipment and other items containing confidential information poses significant risks of data breaches during collection and transportation.

Despite the use of security carts and compliance with ISO27001 standards, there is always a potential risk of information leakage or unauthorized access to sensitive data. If security protocols fail, it could result in significant reputational damage, loss of customer trust, and legal liabilities. As the Company expands its operations to handle a wide variety of information assets, the need for stringent and constantly monitored security measures becomes increasingly critical.

The recovery of chlorofluorocarbons (CFCs) is subject to strict environmental regulations.

As a registered Class I fluorocarbon recovery operator, the Company is required to ensure proper handling, recovery, and disposal of CFCs to prevent environmental harm. Any mishandling or accidental release of CFCs could lead to severe penalties, regulatory scrutiny, and reputational damage. Additionally, evolving regulations on fluorocarbon management could impose additional compliance costs and operational adjustments, impacting the Company’s profitability.

Fluctuations in the market value of recovered metals and other materials can impact profitability.

The Company’s profitability is significantly influenced by the market value of recovered metals and other recyclable materials. These market values can be highly volatile, driven by factors such as global demand and supply dynamics, changes in economic conditions, fluctuations in commodity prices, and geopolitical developments. For example, a sudden decline in the demand for certain metals or a drop in global prices could reduce the revenue generated from recycling operations, even if volumes remain consistent. Conversely, unexpected price increases in raw materials could encourage manufacturers to shift to alternative resources, potentially reducing the demand for recycled materials. This inherent unpredictability in market conditions poses a significant challenge to financial stability and long-term planning. Failure to effectively manage or hedge against such fluctuations could adversely impact the company’s operational margins, investment capabilities, and overall competitiveness in the recycling industry.

27

In periods of economic stress, demand for recycled materials may decline, affecting revenues.

The demand for recycled materials is closely tied to the overall economic environment. During periods of economic stress or recession, industries that rely on recycled materials, such as manufacturing and construction, often experience reduced production activities due to lower consumer and business spending. As a result, the demand for recycled resources, including metals, plastics, and other materials, may decline significantly. This reduction in demand can lead to decreased sales volumes, downward pressure on prices, and unsold inventory, adversely affecting the Company’s revenues and profitability. Additionally, prolonged economic downturns may lead to budget constraints within the Company, limiting its ability to invest in new technologies, infrastructure, or operational improvements. Failure to adapt to such economic challenges could result in a weakened competitive position and long-term financial instability.

Maintaining advanced analytical equipment and adhering to compliance requirements can strain financial resources.

The Company’s operations rely heavily on advanced analytical equipment to measure metal content and other parameters accurately, as well as to ensure compliance with stringent environmental and regulatory standards. Maintaining, upgrading, and calibrating such specialized equipment can incur significant costs, especially as technologies evolve or become obsolete. Additionally, adherence to compliance requirements in Japan, which is known for its rigorous regulatory framework for waste management and recycling, may necessitate regular audits, certifications, and investments in updated processes. These ongoing financial commitments can strain the Company’s resources, particularly during periods of market downturns or fluctuating revenues. A failure to effectively manage these expenses could impact the Company’s profitability, hinder its ability to invest in growth opportunities, and jeopardize its ability to meet regulatory standards, potentially resulting in penalties or operational disruptions

Any deterioration in our relationships with our major business partners may adversely affect our business prospects and business operations.

If we are unable to maintain our cooperative relationships with any of these business partners, it may be very difficult for us to identify qualified alternative business partners and may divert significant management attention from existing business operations and adversely impact our daily operation.

Failure to meet customer expectations in consultations, appraisals, or recycling processes may lead to loss of business.

The Company’s success is heavily reliant on its ability to meet and exceed customer expectations in areas such as consultation, appraisals, and the recycling of IT equipment, office automation systems, and other materials. Failure to deliver accurate appraisals, provide effective consultation services, or efficiently recycle materials as promised could result in customer dissatisfaction. This may lead to a loss of trust and credibility, causing existing customers to seek alternative service providers and diminishing the company’s ability to attract new clients. In competitive markets like Japan, where customer expectations for quality, timeliness, and reliability are particularly high, such failures could significantly impact the Company’s reputation and market share. Additionally, dissatisfaction could result in negative reviews or feedback, further undermining business growth and stakeholder confidence. Prolonged challenges in maintaining customer satisfaction could have a compounding effect, adversely affecting the Company’s financial performance and long-term sustainability.

The presence of other recycling companies with lower costs or more advanced technologies can erode market share.

The recycling industry is highly competitive, with numerous companies vying for market share by offering cost-effective and technologically advanced solutions. The presence of competitors with lower operational costs, more efficient recycling processes, or cutting-edge technologies poses a significant challenge to the Company’s ability to maintain and grow its market position. In Japan, where technological innovation is a key driver in many industries, competitors adopting newer, more efficient methods or equipment may attract customers seeking higher recovery rates, better environmental outcomes, or lower costs. Additionally, price competition from lower-cost providers could pressure the company to reduce its own prices, potentially affecting profitability. If the Company fails to invest in innovation or streamline operations to remain competitive, it risks losing both existing and prospective customers, which could lead to a decline in revenues and reduced market share. This competitive pressure could also limit the Company’s ability to expand into new markets or develop strategic partnerships, further impacting its long-term growth and sustainability.

28

Falling behind competitors in adopting newer, more efficient recycling methods or technologies may reduce competitiveness.

The recycling industry is rapidly evolving, driven by advancements in technology and increasing demand for more efficient and environmentally sustainable processes. If the Company fails to invest in or adopt newer, more efficient recycling methods and technologies, it risks falling behind competitors who can offer superior solutions. In Japan, where innovation is a critical factor in maintaining competitiveness, lagging in technological adoption may result in reduced operational efficiency, lower recovery rates, and higher costs compared to market leaders. This technological gap could diminish the company’s ability to meet customer expectations for cutting-edge services and environmentally responsible practices, leading to a loss of market share. Furthermore, as governments and industries prioritize sustainability, companies with outdated methods may struggle to comply with stricter regulatory standards or secure partnerships with eco-conscious clients. The inability to keep pace with technological advancements could significantly impact the Company’s reputation, customer retention, and long-term viability in the competitive recycling market.

Restrictions or bans on exporting recyclable materials to certain countries could limit market access.

The Company’s operations may be significantly impacted by restrictions or bans on exporting recyclable materials to certain countries. Governments worldwide, including Japan, are increasingly implementing stringent regulations to manage the transboundary movement of waste and recyclable materials to ensure environmental protection and compliance with international agreements such as the Basel Convention. These restrictions could limit the Company’s ability to access key international markets for selling recovered materials, particularly in regions where demand for recyclable resources is high.

Additionally, abrupt changes in trade policies, heightened scrutiny of material quality standards, or increased tariffs on recyclable exports could further constrain the Company’s market access. Such limitations may result in excess inventory, reduced revenues, and increased storage or disposal costs. Moreover, the inability to find alternative markets for exportable materials may compel the company to shift its focus to domestic markets, where competition and pricing pressures could erode profitability.

Failure to adapt to these regulatory and market changes could adversely affect the Company’s operational flexibility, financial performance, and overall growth prospects in the global recycling industry.

Challenges in the transportation of recyclable goods, including delays, damages, or accidents, may disrupt operations.

The Company’s operations rely heavily on the efficient transportation of recyclable goods, including IT equipment, office automation systems, and other materials, from collection points to processing facilities. Challenges in the logistics chain, such as delays caused by traffic congestion, weather conditions, or supply chain disruptions, can hinder the timely delivery of materials. Additionally, the risk of damage to recyclable goods during transit, whether due to mishandling, inadequate packaging, or accidents, could result in the loss of valuable resources, reducing the efficiency of recovery processes.

In Japan, where precision and timeliness are critical business expectations, such disruptions could affect customer satisfaction and the Company’s reputation for reliability. Accidents involving hazardous or sensitive materials during transportation may also result in regulatory penalties, environmental liabilities, and increased insurance costs. Prolonged or frequent logistical challenges may lead to higher operational expenses, delays in fulfilling customer commitments, and overall inefficiencies in the recycling workflow, adversely impacting the Company’s financial and operational performance. Addressing these risks requires robust logistics management and contingency planning to ensure the seamless transportation of materials.

29

Negative publicity would have an adverse effect on the Company’s material recycling business.

The Company’s reputation and client relationships are critical to its success in the material recycling business industry. Any negative publicity, allegations of misconduct, or breaches of client trust could damage the Company’s reputation, erode client confidence, and result in client attrition or loss of business opportunities. Maintaining high ethical standards, transparent communication, and effective client relationship management are essential to mitigate reputational risks and foster long-term client loyalty and trust.

The manual dismantling and sorting process, which is critical to maintaining high recycling rates, relies heavily on skilled labor.

While automation and large-scale crushers enhance efficiency, the Company’s focus on manual disassembly for items like OA and IT equipment places significant reliance on human expertise. Any shortage of skilled workers, high turnover, or inadequate training could impact the efficiency and quality of the recycling process. Additionally, as the Company handles hazardous materials such as CFCs and IT equipment with confidential data, proper training and adherence to safety and security protocols are essential to prevent accidents, compliance breaches, and data leaks.

Risks Related to Our Information Technology Asset Disposition (“ITAD”) Business

The Company’s operations involve the secure erasure, destruction, and disposal of sensitive customer data, making data security a critical component of its business.

The Company’s operations involve handling and securely erasing sensitive customer data from IT equipment and storage media. Any failure to effectively delete data, prevent unauthorized access, or issue valid certifications of data deletion could result in severe legal liabilities, financial penalties, and reputational damage. Furthermore, cyberattacks or breaches of information security systems, despite ISO27001 certification, may compromise customer trust and impact long-term business relationships. The risk is amplified when handling data from high-security clients, such as government offices and large corporations, where compliance failures could lead to heightened scrutiny or termination of contracts. Mishandling or accidental exposure of data from high-profile clients, such as government agencies or multinational corporations, could result in heightened scrutiny, termination of contracts, or litigation, significantly impacting the Company’s business operations and market reputation. This could result in a loss of investors, and the value of your investment in us could be adversely affected.

Strict regulatory frameworks for data protection in Japan and internationally create compliance challenges for the Company.

Operating as an ITAD provider, the Company must comply with multiple regulations, including data protection laws, industrial waste management requirements, and certifications such as ISO and R2. Failure to adhere to these regulations could result in penalties, revocation of operating permits, or damage to the Company’s ability to secure future contracts. Moreover, evolving regulatory landscapes, such as tighter restrictions on electronic waste exports or stricter industrial waste handling requirements, may necessitate substantial investments to upgrade processes, increasing operational costs and straining financial resources.

Managing the dismantling, recycling, and disposal of diverse IT assets poses operational challenges that could disrupt the Company’s services.

The Company handles a wide array of IT equipment, including smartphones, tablets, servers, and office fixtures, which require specialized processes and trained personnel. Large-scale disposal or office relocation projects add further complexity, increasing the risk of delays, inefficiencies, or errors. Operational disruptions, whether due to equipment malfunctions, workforce shortages, or unexpected project complexities, could lead to higher costs, missed deadlines, and dissatisfaction among clients, particularly in high-demand industries.

The ITAD industry is highly competitive, with other service providers offering cost-effective or technologically superior solutions.

Competitors with advanced technologies, streamlined processes, or lower operational costs may erode the Company’s market share. Additionally, the emergence of new entrants offering innovative solutions, such as blockchain-based asset tracking or AI-driven recycling techniques, could further intensify competition. To remain competitive, the Company must continuously innovate and optimize its services, requiring ongoing investments that could strain financial resources or reduce profit margins. The Company may not be able to compete effectively which would harm its operating results and financial condition.

30

Demand for ITAD services is closely linked to economic conditions and customer spending on IT infrastructure.

During economic downturns, businesses may delay or reduce their IT equipment upgrades and replacements, leading to decreased demand for the Company’s asset disposition services. Prolonged periods of economic stress may result in reduced revenues, underutilized resources, and increased pressure on the Company to cut costs. Additionally, corporate budget constraints among key clients could impact large-scale projects, compounding the Company’s vulnerability to macroeconomic conditions. This could harm its operating results and financial condition.

The transportation of IT assets across Japan poses significant logistical challenges that could disrupt the company’s operations.

The Company operates a collection and transportation service, requiring careful planning and execution to ensure the timely and secure movement of materials. Delays caused by factors such as traffic congestion, inclement weather, or supply chain bottlenecks can disrupt schedules, leading to customer dissatisfaction and operational inefficiencies. Additionally, accidents during transit, mishandling of materials, or improper packaging could result in damage to valuable IT assets or the loss of sensitive data, potentially exposing the Company to legal liabilities and reputational harm. The risk is particularly pronounced when transporting hazardous materials or high-security data-bearing devices, which require stringent safety protocols. We store the items entrusted to us by our customers in lockable boxes and manage them, and we have also taken security measures such as tracking them using GPS-equipped devices during transportation. As transportation demands increase with the scale of operations, we must invest in robust logistics management and contingency planning to mitigate these risks effectively.

The rapid pace of technological advancements in data storage and recycling poses a constant challenge for the Company to remain competitive.

As new technologies emerge, traditional methods of data deletion, destruction, and recycling may become outdated, reducing the efficiency and relevance of the Company’s services. For example, evolving storage technologies, such as advanced SSDs or cloud-based systems, may require the development of specialized tools and expertise to handle securely. Furthermore, clients increasingly expect innovative solutions that meet both environmental and security standards, such as blockchain-based asset tracking or AI-driven recycling technologies. Failure to adapt to these changes could lead to reduced customer confidence, declining market share, and increased pressure from competitors offering cutting-edge solutions. Additionally, meeting updated certification standards, such as for R2 or ISO27001, may necessitate significant financial investments in infrastructure and training, further straining the Company’s resources. Long-term competitiveness will depend on the Company’s ability to anticipate and respond to technological advancements.

The Company faces significant risks associated with environmental compliance and its commitment to sustainable practices.

As a certified R2 operator and holder of ISO27001 and other environmental certifications, the Company is subject to strict standards governing the disposal and recycling of IT assets and industrial waste. Any failure to properly manage hazardous materials, meet recycling quotas, or adhere to environmental regulations could result in financial penalties, loss of certifications, and reputational damage. For example, improper disposal of toxic substances found in electronic waste, such as lead or mercury, could lead to contamination incidents and legal action. Clients, particularly those with strong corporate social responsibility goals, may sever relationships if the Company fails to demonstrate its commitment to sustainability. Additionally, increasing regulatory scrutiny and evolving environmental standards could require significant investments to maintain compliance, adding to operational costs. The Company will have to integrate sustainable practices into its business model while maintaining operational efficiency.

31

The Company’s reliance on skilled personnel for specialized tasks presents challenges in maintaining a well-trained and stable workforce.

Handling IT assets, performing secure data deletion, and managing hazardous materials require highly trained staff with expertise in both technical and safety protocols. Inadequate training or high employee turnover could lead to operational inefficiencies, increased safety risks, and potential compliance violations. For example, errors in data deletion processes could compromise security, while mishandling hazardous materials might result in environmental incidents or workplace accidents. The Company must invest in continuous training programs to ensure employees remain updated on evolving technologies, certifications, and regulatory requirements. Retention of experienced staff is equally important, as high turnover could disrupt operations and increase recruitment and training costs. Additionally, fostering a strong workplace culture and offering competitive benefits will be critical to attracting and retaining talent in a competitive labor market.

The Company may not be able to manage costs and optimize resource utilization amidst rising operational demands.

Operating across multiple prefectures in Japan, the Company incurs significant expenses related to logistics, labor, compliance, and facility maintenance. Any inefficiencies in resource allocation, such as underutilized processing facilities or excess transportation costs, could strain financial performance and erode profit margins. Additionally, increasing costs related to regulatory compliance, such as adhering to evolving waste management standards or maintaining certifications, may place further pressure on operational budgets. The Company must strike a balance between investing in quality and innovation while controlling costs to remain competitive. Failure to achieve this balance could impact the company’s ability to compete with cost-efficient rivals or reinvest in growth initiatives.

Risks Related to Our Intermediate Treatment and Collection and Transportation of Industrial Waste Business

The Company operates in a highly regulated industry that requires compliance with strict waste management and environmental protection laws.

As an industrial waste treatment and transportation operator, the Company must adhere to national and local regulations in Japan, such as those governing waste sorting, recycling, and disposal. Non-compliance with these laws, or errors in the issuance of manifests and certificates, could result in severe penalties, suspension of permits, or loss of the Company’s certifications in industrial waste management. Additionally, evolving regulations on waste disposal and greenhouse gas emissions may require costly operational adjustments to maintain compliance, which could strain financial and operational resources.

The Company’s activities, including the handling of hazardous materials such as mercury, batteries, and plastics, pose significant environmental risks.

Improper sorting, dismantling, or disposal of industrial waste could lead to environmental contamination, such as mercury leaks, improper neutralization of battery waste liquids, or improper disposal of plastics. Such incidents may result in regulatory penalties, cleanup costs, and reputational damage. Furthermore, as the Company promotes thermal recycling, including the use of fluff fuel and incineration for energy generation, it must mitigate risks related to greenhouse gas emissions and air pollution.

The Company’s reliance on a combination of manual and mechanized processes, including large crushers and shredders, introduces operational vulnerabilities.

Breakdowns, inefficiencies, or delays in equipment operations could disrupt the intermediate treatment process, reducing the Company’s ability to meet recycling and disposal targets. Additionally, managing a wide range of waste types—such as plastics, batteries, and fluorescent lamps—requires specialized equipment and expertise. Any failure to maintain or upgrade equipment to handle evolving waste streams efficiently may result in higher costs, reduced recycling rates, and customer dissatisfaction.

32

The Company’s operations depend heavily on skilled staff for tasks such as dismantling, sorting, and managing hazardous materials.

Inadequate training or high turnover rates among employees could lead to operational inefficiencies, errors, or safety incidents. For example, improper handling of hazardous materials like mercury or waste batteries could result in accidents, regulatory violations, or environmental damage. Maintaining a skilled workforce is critical for ensuring compliance with regulations, achieving high recycling rates, and meeting customer expectations. Additionally, as the Company handles legal compliance questions and provides certifications, the need for well-trained legal specialists is essential to minimize risks associated with incorrect advice or documentation.

The collection and transportation of industrial waste across 46 prefectures (excluding Okinawa) introduce logistical challenges and risks.

Delays caused by weather, traffic congestion, or inefficiencies in scheduling could disrupt the Company’s ability to provide timely service to customers. Additionally, the transport of hazardous or sensitive materials, such as mercury-containing fluorescent lamps or batteries, requires strict adherence to safety protocols to prevent leaks, spills, or accidents. Any failure in transportation security, such as improper containment or tracking, could result in environmental incidents, reputational damage, and legal liabilities.

The Company’s reputation depends on its ability to deliver efficient, secure, and compliant waste management services while maintaining high recycling rates.

Failure to meet customer expectations in areas such as timely service delivery, proper disposal, or issuance of accurate certificates could lead to dissatisfaction, loss of business, and reputational harm to the Company. This risk is heightened in large-scale projects or office relocations, where the complexity of operations increases the likelihood of errors or delays. Additionally, as the Company emphasizes environmental responsibility, any perceived shortfalls in sustainability efforts could deter eco-conscious clients and stakeholders.

The industrial waste management sector is highly competitive, with numerous operators offering similar services.

Competitors with more efficient processes, advanced technologies, or lower operational costs may attract clients seeking cost-effective solutions. The Company’s ability to maintain its market position relies on continuously optimizing its services, such as achieving high recycling rates and promoting thermal recycling. Failure to differentiate itself or stay ahead of competitors could erode market share and reduce profitability.

The Company faces financial risks associated with maintaining certifications, upgrading equipment, and meeting compliance standards.

Operating facilities in Yokohama and Kitakyushu, combined with collection and transportation services, incur significant costs. Rising expenses related to labor, fuel, equipment maintenance, and regulatory compliance could strain the Company’s financial resources. Additionally, fluctuations in demand for recyclable materials, such as fluff fuel or raw materials recovered from batteries, may impact revenue stability and profitability.

The handling of hazardous waste, including mercury, batteries, and toxic plastics, poses safety and environmental risks.

Improper handling or disposal of these materials could result in serious environmental contamination, health hazards for employees, and legal liabilities. For example, errors in the recovery or recycling of mercury-containing fluorescent lamps could lead to toxic exposure or regulatory penalties. As hazardous materials are a key component of the Company’s operations, strict adherence to safety protocols and continuous employee training are critical to mitigating these risks.

The Company’s legal and operational compliance depends on accurate documentation and issuance of various certificates, such as disposal and recycling certificates.

Errors or delays in issuing required documentation could lead to disputes with customers, regulatory penalties, or reputational damage. As the Company handles legal compliance queries and operates a third-party check system, any oversight or inaccuracies in contracts or manifests could expose the Company to liabilities. Maintaining the integrity of compliance documentation is essential for sustaining customer trust and meeting regulatory requirements.

33

The Company may not be able to continuously adapt to new technologies and processes to remain competitive and compliant with evolving industry standards.

Advancements in waste processing and recycling technologies may require significant investments in new equipment and training. For example, improving the efficiency of thermal recycling or handling emerging waste types (such as new battery chemistries) may necessitate upgrading current systems. Failure to invest in or adopt new technologies promptly could result in reduced efficiency, higher costs, and loss of clients to more innovative competitors.

Risks Related to Our Planned Proprietary Technology

We may not successfully develop or commercialize proprietary technologies, which could adversely affect our growth strategy and competitive position.

We are exploring opportunities to develop proprietary technologies that build on the deep knowledge, technical expertise, and operational best practices gained through decades of experience in material recycling, ITAD, industrial waste management, and energy industry engineering and consulting. By leveraging our institutional understanding of regulatory compliance, secure asset handling, material recovery processes, and environmental stewardship, we aim to create technology-driven solutions that enhance operational efficiency, strengthen data and environmental security, and potentially open new commercial opportunities in the global resource recovery and digital infrastructure markets. The process of developing new technologies is inherently uncertain, costly, and time-consuming. There can be no assurance that we will be able to successfully develop, commercialize, or integrate such technologies into our operations. Any failure to achieve anticipated results from these efforts may adversely affect our future growth prospects, our ability to compete effectively in our markets, and our overall business and financial condition.

Our investments in research and development and new technology initiatives may not result in successful outcomes and could negatively impact our financial results.

We expect to invest resources into the research and development of proprietary technologies. These initiatives may involve substantial upfront costs and may divert management’s attention and other resources from our core business operations. There is no guarantee that these investments will lead to operational improvements or increased revenue. If our development efforts fail to yield successful results, our business, financial condition, and results of operations could be materially and adversely affected.

We may not be able to adequately protect our proprietary technologies, which could harm our business.

Our success in this planned business area may depend, in part, on our ability to protect our proprietary technologies and intellectual property rights. We may rely on a combination of patent, copyright, trade secret, and trademark laws as well as contractual provisions to establish and protect our proprietary rights. However, there can be no assurance that these measures will be effective. If we are unable to secure or enforce our intellectual property rights, or if third parties assert claims against us, our competitive position could be adversely affected. Moreover, defending our rights may result in significant costs and diversion of management time and attention.

Technological advancements by others may render our proprietary technologies obsolete or less competitive.

The industries in which we operate are subject to rapid technological change. Our competitors, including those with greater financial and technical resources, may develop or acquire technologies that are more effective, more cost-efficient, or otherwise superior to our planned offerings. If we are unable to respond to changing market conditions or technological developments in a timely and cost-effective manner, our business, results of operations, and prospects may be materially and adversely affected.

The implementation of new technologies may expose us to additional regulatory and compliance risks.

The introduction of new proprietary technologies, particularly those that involve data handling, waste management, or environmental impact, may subject us to new or evolving regulatory requirements. We may incur increased costs to ensure compliance with applicable environmental, safety, data protection, or industry-specific regulations. Failure to comply with such requirements could result in fines, penalties, or restrictions on our operations, any of which could have a material adverse effect on our business and reputation.

34

Risks Related to Financing

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our assets. As of May 23, 2025, our outstanding indebtedness was approximately US$14 million. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowings with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

We have broad authority to incur debt.

Our policies do not limit us or our subsidiary entities from incurring debt. We intend to borrow as much as possible. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants.

We may require additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

The expansion and development of our business may require significant capital, which we may be unable to obtain, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from the sales of our commercial and residential properties and land or from other financing sources in order to meet our cash requirements. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach, or our costs exceed, expected levels or we have to incur unforeseen capital expenditures to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities.

To a large extent, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness, on or before its maturity, or obtain additional equity or debt financing. We cannot assure you that we will be able to do so on commercially reasonable terms, if at all. Any inability to generate sufficient cash flow, refinance our indebtedness or incur additional indebtedness on commercially reasonable terms could adversely affect our financial condition and could cause us to be unable to service our debt and may delay or prevent the expansion of our business.

Risks Related to this Offering and Ownership of the Common Shares

Even if the common shares are listed on the Nasdaq, there can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq.

Prior to this offering, there has been no public market for our common shares. As a condition to consummating this offering, our common shares offered in this prospectus must be listed on the Nasdaq. Accordingly, in connection with the filing of the registration statement of which this prospectus forms a part, we will apply to list our common shares on the Nasdaq under the symbol “KOEI.” Assuming that our common shares are listed, after the consummation of this offering there can be no assurance any broker will be interested in trading our common shares. Therefore, it may be difficult to sell your common shares if you desire or need to sell them. Our underwriters are not obligated to make a market in our common shares, and even if it makes a market, it can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our common shares will develop or, if developed, that such market will continue.

Once our common shares are approved for listing on the Nasdaq, there is no guarantee that we will be able to maintain such listing for any period of time by perpetually satisfying the continued listing requirements of the Nasdaq. Our failure to continue to meet these requirements may result in our common shares being delisted from the Nasdaq.

35

The price of our common shares could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our common shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the common shares.

In addition, if the trading volumes of the common shares are low, persons buying or selling in relatively small quantities may easily influence prices of the common shares. This low volume of trades could also cause the price of the common shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the common shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the common shares. As a result of this volatility, investors may experience losses on their investment in the common shares. A decline in the market price of the common shares also could adversely affect our ability to sell additional common shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the common shares will develop or be sustained. If an active market does not develop, holders of the common shares may be unable to readily sell the common shares they hold or may not be able to sell their common shares at all.

Even if the common shares are approved for listing on the Nasdaq, there is no guarantee that we will be able to maintain such listing for any period of time by perpetually satisfying the Nasdaq’s continued listing requirements. Our failure to continue to meet these requirements may result in the common shares being delisted from the Nasdaq.

The price of the common shares may fluctuate substantially.

The price for the common shares in this offering will be determined by us and Representative of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. You may not be able to sell your common shares at or above the offering price or at any other price or at the time that you would like to sell. You should consider an investment in the common shares to be risky, and you should invest in the common shares only if you can withstand a total loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of the common shares to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

●	any failure to meet or exceed revenue and financial projections we provide to the public;

●	actual or anticipated variations in our quarterly financial condition and operating results or those of other companies in our industry;

●	our failure to meet or exceed the estimates and projections of the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

●	additions or departures of our key management personnel;

●	issuances by us of debt or equity securities;

36

●	litigation involving our Company, including shareholder litigation; investigations or audits by regulators into the operations of our Company; or proceedings initiated by our competitors, franchisees, or customers;

●	changes in the market valuations of similar companies;

●	common shares price and volume fluctuations attributable to inconsistent trading volume levels of the common shares;

●	significant sales of the common shares by our insiders or our shareholders in the future;

●	the trading volume of the common shares in the United States; and

●	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for the common shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their common shares and may otherwise negatively affect the liquidity of the common shares. Future market fluctuations may also materially adversely affect the market price of the common shares.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the common shares and trading volume could decline.

The trading market for the common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If few or no securities or industry analysts cover us, the trading price for the common shares would be negatively impacted. If one or more of the analysts who covers us downgrades the common shares, publishes incorrect or unfavorable research about our business, ceases coverage of our Company, or fails to publish reports on us regularly, demand for the common shares could decrease, which could cause the price of the common shares or trading volume to decline.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the common shares. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our businesses and cause the price of the common shares to decline.

As a controlled company, we are not subject to all of the corporate governance rules of the Nasdaq.

Currently, Mamoru Iwamoto, our Chief Executive Officer, and Eiko Iwamoto, who are husband and wife, beneficially own [_________] common shares, which represents approximately 58% of the voting power of our outstanding common shares. Following this offering, Mr. and Mrs. Iwamoto will control approximately [______]% of the voting power of our outstanding common shares if all the common shares are sold (or [______]% of our outstanding voting power if the underwriters exercise the over-allotment option in full). As a result of their voting power, they will be able to control any action requiring the general approval of our shareholders, including the election of our board of directors, the adoption of amendments to our articles of incorporation and the approval of any merger or sale of substantially all of our assets. If we are approved to list our common shares on the Nasdaq, we will be a “controlled company” as defined in Rule 5615(c)(1) of the Nasdaq listing standards because more than 50% of our voting power will be held by Mr. and Mrs. Iwamoto after the offering. As a “controlled company,” we are exempt by Rule 5615(c)(2) of the Nasdaq listing standards from certain corporate governance requirements. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. See “Prospectus Summary—Implications of Being a Controlled Company.”

37

If the voting power of our capital stock continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the completion of this Offering, management will control approximately [____]% of the voting power of our outstanding common shares if all the common shares being offered are sold. As a result, management will have majority voting power over all matters requiring shareholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation or our bylaws; and our winding up and dissolution.

This concentration of voting power may delay, deter or prevent acts that would be favored by our other shareholders. The interests of management may not always coincide with our interests or the interests of our other shareholders. This concentration of voting power may also have the effect of delaying, preventing or deterring a change in control of us. Also, management may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders, including investors in this offering. As a result, the market price of our common shares could decline or shareholders might not receive a premium over then-current market price of our common shares upon a change in control. In addition, this concentration of voting power may adversely affect the trading price of our common shares because investors may perceive disadvantages in owning shares in a company with significant shareholders. See “Description of Share Capital.”

Our common shares may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

Our common shares may be subject to “penny stock” rules (generally defined as non-exchange traded stock with a per-share price below $5.00) in the future. While our common shares will not be considered “penny stock” following this offering since they will be listed on the Nasdaq, if we are unable to maintain that listing and our common shares is no longer listed on the Nasdaq, unless we maintain a per-share price above $5.00, our common shares will become “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

Legal remedies available to an investor in “penny stocks” may include the following:

● If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

● If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common shares and may affect your ability to resell our common shares.

38

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what time, if ever, our common shares will not be classified as a “penny stock” in the future.

If you purchase common shares in this offering, you will experience immediate dilution.

If you purchase common shares in this offering, you will experience immediate dilution of $[___] per common share in the net tangible book value of your common shares after giving effect to this offering at an assumed public offering price of $[____] per common share because the price that you pay will be substantially greater than the net tangible book value per common share that you acquire. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

If the benefits of any proposed acquisition do not meet the expectations of investors, shareholders or financial analysts, the market price of our common shares may decline.

If the benefits of any proposed acquisition do not meet the expectations of investors or securities analysts, the market price of our common shares prior to the closing of the proposed acquisition may decline. The market values of our common shares at the time of the proposed acquisition may vary significantly from their prices on the date the acquisition target was identified.

In addition, broad market and industry factors may materially harm the market price of our common shares irrespective of our operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on many factors on which the common shareholders may determine not to do so.

The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our common shareholders may deem relevant, including retaining future earnings, if any, for reinvestment in the development and expansion of our business. Therefore, you may not receive any dividends on your common shares for the foreseeable future, and the success of an investment in the common shares will depend upon any future appreciation in its value. Moreover, any ability to pay may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Consequently, investors may need to sell all or part of their holdings of our common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the common shares will appreciate in value or even maintain the price at which our shareholders have purchased the common shares.

Sales of a substantial number of our common shares in the public markets by our existing shareholders in the future could cause the price of the common shares to fall.

Sales of a substantial number of our common shares in the public market in the future or the perception that these sales might occur, could depress the market price of the common shares and could impair our ability to raise capital through the sale of additional equity securities from time to time. We are unable to predict the effect that any such sales may have on the prevailing market price of the common shares.

39

The future issuance of additional common shares in connection with our stock acquisition rights or other incentives, convertible bonds, acquisitions or otherwise may adversely affect the market of the common shares.

At the time of this filing, we had [____] common shares issuable upon exercise of outstanding stock acquisition rights at a weighted average exercise price of ¥[____] ($[____]) per share. If and when these stock acquisition rights are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the common shares, and the market price of the common shares.

We currently plan to continue granting stock acquisition rights and other incentives so that we can continue to secure talented personnel in the future. Any common shares issued in connection with the exercise of outstanding stock acquisition rights would dilute your ownership interest.

The right of holders of common shares to participate in any future rights offerings may be limited, which may cause dilution to their holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to the holders of common shares in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act.

Risks Related to Tax

We may incur significant taxation from an investigation by the tax authority in Japan.

In Japan, every two to five years, the Japanese tax authority investigates Japanese companies to check the tax filing and determine whether their tax treatment is appropriate. If the tax authority investigates our tax treatment and determines our tax treatment is not appropriate, or if we and the tax authority have different views on tax treatments, we may have to pay a burden taxation. The Company underwent a tax investigation by the Japanese tax authorities for its income tax returns for the years ended February 28, 2021 through February 28, 2023. As a result of the investigation, the Company made additional payments of approximately US$24,000 in total of the three fiscal years, and the Company concluded that the tax investigation did not have a material impact on the Company.

Risks Related to Restrictions on Foreign Investment

We may face restrictions on foreign investment related to Foreign Exchange and Foreign Trade Act in Japan.

If we develop a new business or plan a merger or acquisition, we have to consider the impact from restrictions of foreign investment under the Foreign Exchange and Foreign Trade Act, as amended (the “FEFTA”), in Japan. We intend to list our common shares on the Nasdaq. In this case, an investment in our Company may be deemed as an inward direct investment as set forth in the FEFTA. When it is applicable, certain acquisitions of shares in Japan from foreign investors may be subject to prior notification or a post-investment report. Under the FEFTA, when foreign investors acquire our common shares in a transaction that is considered as an inward direct investment or a specified acquisition, they are required to file a notification or report with the Japanese government via the Bank of Japan, subject to limited exemptions. Therefore, if we develop a new business or plan a merger or acquisition in the future, we have to consider the impact from restriction of foreign investment in Japan, and if there is any impact due to the application of this regulation, we may have to forego such new business or plans, which may materially and adversely impact our financial condition and results of operations in future periods.

40

Risks Related to the Prospective Expansion to the U.S. Markets

In expanding our business to the U.S. and other foreign countries, our operations are regulated by the laws and regulations of those countries or regions.

Our planned business expansion into the U.S. and other foreign countries will require us to operate in compliance with the civil, commercial, corporate laws, environmental and recycling laws, tax laws, and other laws and regulations of the relevant country or region. In developing our business, we intend to investigate such laws and regulations, establish the necessary systems, and operate our business in compliance with such laws and regulations. However, in the event that a violation of such laws or regulations is discovered, we may be subject to penalties such as suspension of business, fines, or revocation of licenses and qualifications by the regulatory authorities in the relevant country or region, which may ultimately have an adverse effect on our business performance and financial position.

As we expand our business into the United States and other foreign countries, our operating results and financial condition may be affected by economic and political conditions in those countries or regions.

When we plan to expand our business into the U.S. and other foreign countries, we intend to do so after conducting sufficient research and analysis of the economic and political conditions in those countries or regions. However, if unforeseen circumstances arise that cannot be predicted by our research and analysis, they may adversely affect our business performance and financial position.

In expanding our business to the U.S. and other foreign countries, we may not be able to secure the human resources and business alliances necessary to operate our business.

In the course of our planned business expansion into the U.S. and other foreign countries, we may recruit and hire personnel necessary for our business operations. In addition, we plan to seek business alliances and other arrangements necessary for our business operations. However, we may not be able to secure such personnel or business alliances, which may lead to a total or partial suspension or stagnation of our business operations.

In expanding our business to the U.S. and other foreign countries, we must adapt to the business customs or culture of the country or region.

Our planned expansion into the U.S. and other foreign countries will require us to adapt to the business customs or culture of the country or region. We intend to address these barriers through collaboration and cooperation with companies and personnel with local business experience. However, failure to adapt to such business practices and cultures could result in reputational and reputational damage, which could adversely affect our business results and financial condition.

In conducting business in the U.S. and other foreign countries, we may encounter natural disasters due to the geography of those countries or regions.

In the course of our planned business expansion into the U.S. and other foreign countries, there is a possibility that our products and other assets may be damaged by natural disasters in those countries or regions. We plan to take disaster risk into consideration when selecting products and purchasing insurance to protect against natural disaster damage. However, if a disaster occurs unexpectedly or we are unable to obtain insurance under sufficient conditions, the value of our assets may be damaged, and our business performance and financial position may be adversely affected as a result.

41

USE OF PROCEEDS

We estimate that we will receive approximately US$[___] million in net proceeds from the assumed sale of [___] common shares offered by us in this offering (or approximately US$[___] million if the underwriters exercise in full their option to purchase up to [___] additional common shares from us), based on an assumed public offering price of US$[___] per common share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses of approximately US$[___] million payable by us if the underwriters do not exercise the over-allotment option (or approximately US$[___] million payable by us if the underwriters exercise the over-allotment option in full).

We intend to use the net proceeds from this offering as follows:

●	approximately % to fund strategic expansion initiatives, including potential acquisitions of complementary businesses in Japan and international markets, in order to strengthen our operational footprint, customer base, and technological capabilities;

●

approximately % for capital expenditures, including the purchase of recycling and processing equipment, automation upgrades, and the lease or purchase of facilities to support our growth in Japan and international markets; and

●	approximately % for general corporate purposes, including personnel expansion, administrative infrastructure, and working capital.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, has no agreements or commitments for particular uses of the net proceeds from this offering, and our management will have discretion in allocating the net proceeds. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our expansion and development efforts, whether or not we enter into strategic transactions, our general operating costs and expenditures, and the changing needs of our businesses.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[____] per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately US$[____] million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are selling in this offering. An increase (decrease) of [___] in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately US$[____] million, assuming the assumed initial public offering price of US$[____] per share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions payable by us. Any increase or decrease in the estimated proceeds from the offering is not expected to have a material effect on our operations given the discretion we will have in the application and use thereof.

We believe that our funds and the net proceeds from this offering will be sufficient to continue our businesses and operations as currently conducted through [___]; however, changing circumstances may cause us to consume capital significantly faster than we currently anticipate.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Koei Group Co., Ltd. has not paid annual dividends to shareholders in the past. The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our common shareholders may deem relevant, including retaining future earnings, if any, for reinvestment in the development and expansion of our business. The agreements into which we may enter in the future, including indebtedness, may impose limitations on our ability to pay dividends or make other distributions on our capital stock. See “Risk Factors—Risks Related to this Offering and Ownership of the Common Shares—The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, will depend on many factors, and the common shareholders may not approve.”

42

CAPITALIZATION

The following table sets forth our cash and cash equivalents, debt and capitalization as of February 28, 2025:

●	on an actual basis; and

●	on a pro forma basis to give effect to the above and the assumed issuance of [_________] common shares in this offering at an assumed initial public offering price of [____] per share, after deducting underwriting discounts and commissions of US$[__________] and estimated offering expenses of US$[_________] payable by us, as set forth in this prospectus.

You should read the following table in conjunction with the sections entitled “Use of Proceeds”, “Selected Consolidated Financial Information and Operating Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our financial statements and the related notes thereto included elsewhere in this prospectus.

As of February 28, 2025
	Actual (Audited)	Pro Forma (1)

Cash and cash equivalents	$	$

Short-term loans
Current portion of long-term loans
Long-term loans
Total debts

Shareholders’ equity:
Common shares, [___]shares authorized, [___]shares issued and outstanding, with no stated value, on an actual basis; and ____________ shares authorized, [___________] shares issued and outstanding, with no stated value, on a pro forma basis
Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss
Total shareholders’ equity
Total capitalization	$	$

(1)	The pro forma information above is illustrative only and will be further adjusted based on the actual public offering price and other terms of this offering determined at pricing. The number of common shares to be outstanding immediately after this offering is based on the assumed issuance of [_______] common shares in this offering and does not include (i) up to [______] common shares issuable upon the exercise in full by the underwriters of their option to purchase additional common shares from us based upon an assumed offer and sale of [_________] common shares at an assumed public offering price of US$[____] per share (which is the midpoint of the price range set forth on the cover page of this prospectus), (ii) the number of common shares underlying [___] stock acquisition rights (with an exercise price of ¥[___] (US$[___]) per common share) equal to [___]% of the issued and outstanding common shares on a fully diluted basis as of the day prior to the successful listing on the Nasdaq, subject to adjustment as provided in the stock acquisition rights agreement, and (iii) up to an aggregate of [_______] common shares underlying the Representative’s Warrants to be issued to the Representative in connection with this offering (assuming the underwriters exercise the over-allotment option in full).

DILUTION

Purchasers of common shares in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per common share paid by the purchasers of the common shares in this offering and the pro forma, as adjusted net tangible book value per common share immediately after, and giving effect to, this offering. Dilution results from the fact that the initial public offering price per common share in this offering is substantially in excess of the net tangible book value per common share attributable to the issued and outstanding common shares held by our existing shareholders.

Our historical net tangible book value per common share is determined by dividing our net tangible book value, which is the book value of our total assets less the book value of our goodwill, intangible assets, deferred initial public offering costs and total liabilities, by the number of outstanding common shares. As of February 28, 2025, the historical net tangible book value of our common shares was US$([___]), or US$([___]) per common share.

43

After giving effect to the (i) assumed sale by us of [___________] common shares in this offering at an assumed initial public offering price of US$[__] per common share (which is the midpoint of the price range set forth on the cover page of this prospectus), and (ii) receipt by us of the net proceeds of this offering, after deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma net tangible book value as of February 28, 2025 have been US$[__________] thousand, or US$[__] per common share. The pro forma net tangible book value per common share immediately after the offering is calculated by dividing the pro forma net tangible book value of US$[__________] thousand by [________] common shares (which is the pro forma common shares outstanding as of February 28, 2025). The difference between the initial public offering price per common share and the pro forma net tangible book value per common share represents an immediate increase in net tangible book value of US$[__] per common share to our existing shareholders, and an immediate dilution in net tangible book value of US$[__] per common share to purchasers of common shares in this offering.

The following table illustrates this dilution to purchasers in this offering on a per common share basis:

Assumed initial public offering price per common share		$

Net tangible book value per common share before this offering (as of February 28, 2025)	$

Increase in net tangible book value per common share attributable to purchasers in this offering	$

Pro forma net tangible book value per common share immediately after this offering		$

Dilution in pro forma net tangible book value per common share to purchasers in this offering		$

The following table summarizes, as of February 28, 2025, on the pro forma basis described above, the differences between the number of common shares purchased from us, the total consideration paid to us in cash, and the weighted average price per common share that our existing shareholders and the new purchasers in this offering paid. The total consideration below is based on an assumed initial public offering price of US$[_____] per common share (which is the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Common shares			Total Consideration
	Number	Percent		Amount	Percent		Weighted Average Price Per Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100%		$	100%		$

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[____] per common share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by purchasers in this offering and the weighted average price per share paid by all shareholders by US$[_______] and US$[_____] per share, respectively, and in the case of an increase, would increase the percentage of total consideration paid by purchasers in this offering by [____]%, and in the case of a decrease, would decrease the percentage of total consideration paid by purchasers in this offering by [___]%, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions payable by us.

44

Similarly, an increase (decrease) of [___]in the number of common shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by purchasers in this offering and the weighted average price per share paid by all shareholders by US$[______] and US$[____] per share, respectively, and in the case of an increase, would increase the percentage of total consideration paid by purchasers in this offering by [___]%, and in the case of a decrease, would decrease the percentage of total consideration paid by purchasers in this offering by [___]%, assuming the assumed initial public offering price of US$[_____] per common share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions payable by us.

The table and information above assume no exercise by the underwriters of their option to purchase additional common shares in this offering. If the underwriters exercise in full their option to purchase up to [______] additional shares from us based upon an assumed offer and sale of [____] common shares at an offering price of US$[___] per shares, the pro forma net tangible book value per share immediately after this offering would be US$[_____] per share, and the dilution in pro forma net tangible book value per share to purchasers in this offering would be US$[___] per share, in each case assuming an assumed initial public offering price of US$[____] per share (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Based upon an assumed offer and sale of [________] common shares at an offering price of US$[_____] per common share (which is the midpoint of the price range set forth on the cover page of this prospectus), if the underwriters exercise in full their option to purchase up to [________] additional common shares from us, the number of common shares held by purchasers in this offering would be increased to [______] common shares, or [___]% of the total number of common shares outstanding immediately after this offering, and the percentage of common shares held by our existing shareholders would be reduced to [___]% of the total number of common shares outstanding immediately after this offering.

The foregoing tables and calculations are based on the number of common shares that will be outstanding immediately following the offering, and exclude (i) up to [______] common shares issuable upon the exercise in full by the underwriters of their option to purchase additional common shares from us based upon an assumed public offering price of US$[____] per share (which is the midpoint of the price range set forth on the cover page of this prospectus), (ii) the number of common shares underlying [___] stock acquisition rights (with an exercise price of ¥[___] (US$[___]) per common share) equal to [___]% of the issued and outstanding common shares on a fully diluted basis as of the day prior to the successful listing on the Nasdaq, subject to adjustment as provided in the stock acquisition rights agreement, and (iii) up to an aggregate of [_____] common shares underlying the Representative’s Warrants to be issued to the Representative in connection with this offering (assuming the underwriters exercise the over-allotment option in full).

45

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarize the significant factors affecting our operating results, financial condition, liquidity, and cash flows for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The forward-looking statements contained herein are based on management’s judgment, assumptions made by management and information currently available to it. Actual results could differ materially from those discussed or implied in the forward-looking statements as a result of various factors, including those described below and elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Business Overview

Koei transforms end-of-life technology and industrial waste into new value—delivering secure, compliant, and sustainable solutions that protect data, recover resources, and aim to power the global circular economy. We are a Japan-based holding company operating through our consolidated subsidiaries in Japan, Singapore, Thailand, and the United States. Our business spans three primary areas: material recycling, information technology asset disposition (“ITAD”), and industrial waste management. We also engage in engineering and consulting services for clients.

Our operating subsidiaries include:

●	KOEI JAPAN CO., LTD., which oversees our recycling, industrial waste management, and ITAD operations in Japan;

●	KOEISING PTE. LTD., which operates an ITAD facility supporting secure recycling and data destruction services in Singapore;

●	KOEI (THAILAND) CO., LTD., which is in the process of establishing ITAD services and recycling operations to support the growing infrastructure and technology sectors in Thailand;

●	Koei US, Inc., which provides high-value engineering and consulting services in the United States; and

●	EPJ Co., Ltd., which supports the expansion of our industrial waste management operations in Japan and to isolate legal and compliance risks associated with that business in a dedicated entity.

The following diagram reflects our current organizational structure as of the date of this prospectus:

(1)	On August 8, 2024, Koei acquired 100% equity interest in KOEI JAPAN CO., LTD. (“KOEI JAPAN”), which was formed on April 20, 1995, by exchanging all of its 286 common shares. As a result, KOEI JAPAN became a wholly owned subsidiary of Koei.
(2)	KOEISING PTE. LTD is a wholly owned subsidiary of KOEI JAPAN, formed on February 17, 2022.
(3)	KOEI JAPAN held 99.99% ownership interest in KOEI THAILAND, which was formed on January 15, 2024, with the remaining 0.01% (equivalent to one share) held by the CEO of the Company. Given the immaterial impact of the non-controlling interest, no separate presentation was made in the consolidated financial statements.
(4)	EPJ CO., LTD. was formed by Koei on March 10, 2025, to strengthen and expand our waste management operations in Japan.
(5)	On March 10, 2025, Koei entered into an agreement to purchase 51% shares of Nufika LLC (“Nufika”) from Robert Wagner, the Company’s Chief Business Officer and a director and Hannah Wagner, who is Robert Wagner’s daughter. Nufika was formed on January 3, 2023, and is headquartered in Texas and has historically provided engineering and consulting services to the energy sector, with limited ITAD activities to date. Koei acquired Nufika for the purpose of business expansion in the US. The deal was closed on March 10, 2025, with a total cash consideration of US$1,000,000. On February 26, 2025, Nufika was converted from an LLC to C-Corporation in Texas and has been renamed to “Koei US, Inc.”

46

We process a broad range of inputs, including information technology (“IT”) and office automation (“OA”) equipment, home appliances, circuit boards, scrap metals, and large-scale industrial machinery. Our vertically integrated operations incorporate manual disassembly, industrial-grade crushing systems, and AI-enabled sorting technologies to recover high-value materials, including precious metals, rare earth elements, and both ferrous and non-ferrous metals. Recovered materials are sold to refiners and smelters, supporting global supply chains for critical raw materials.

Our ITAD services provide secure, compliant, and ESG-aligned solutions to corporations, government agencies, and institutional clients. We deliver full-spectrum services, including certified data erasure, physical destruction, and asset resale. Data sanitization is performed through a combination of physical destruction, magnetic degaussing, and software-based erasure within secure, licensed facilities.

We operate dedicated ITAD facilities in Japan and Singapore, both of which maintain advanced security protocols aligned with industry standards. In Japan, we also deploy mobile shredding units—specially equipped vehicles that perform on-site destruction directly at customer locations, eliminating transport risk and reinforcing data protection.

Refurbishable assets are resold under strict quality control standards, generating revenue while supporting clients’ ESG objectives. Our ITAD operations contribute to sustainability goals by enabling reuse, reducing landfill waste, and recovering critical components. We also participate in leading regulatory frameworks such as the Carbon Disclosure Project (“CDP”) and Taskforce on Nature-related Financial Disclosures (“TNFD”), and are certified under the Science Based Targets initiative (SBTi) to reduce Scope 1 and Scope 2 greenhouse gas emissions.

In Japan, we operate a licensed industrial waste management business through KOEI JAPAN Co., Ltd. (“Koei Japan”), offering a one-stop solution that includes collection, transport, intermediate treatment, and resource recovery. We maintain licenses and favorable certifications in 46 of Japan’s 47 prefectures (excluding Okinawa), and operate certified treatment facilities in Yokohama City and Kitakyushu City. These operations comply with Japan’s Waste Management and Public Cleansing Act, the Secondhand Goods Business Act, and other applicable environmental regulations. We also own EPJ Co., Ltd., established in 2025 to further strengthen and expand our waste management operations in Japan.

Japan’s demanding regulatory environment—among the most rigorous globally—requires deep operational discipline, transparency, and technical expertise. Our ability to operate at scale within this framework is the result of decades of infrastructure investment, regulatory engagement, and strict internal controls. This platform supports our broader international expansion and underpins our reputation as a trusted, high-compliance partner.

Approximately 95% of our revenue for the fiscal year ended February 29, 2024, was derived from the sale of recycled materials and reused IT assets, with the remaining 5% from industrial waste management and other services fees. For the years ended February 28, 2025 and February 29, 2024, the Company reported revenues of US$[___] and US$35,857,180, respectively, net income of US$[___] and US$1,325,252, respectively, and had net cash provided by operating activities of US$[___] and US$2,851,277, respectively. As stated in the consolidated financial statements, as of February 28, 2025 and February 29, 2024, the Company had retained earnings of US$[___] and US$4,209,672, respectively.

Our integrated model, breadth of licensed services, internationally recognized certifications (ISO9001, ISO14001, ISO27001, ISO45001, R2v3), and reputation for reliability position us to serve both public- and private-sector customers globally. In Japan, our competitive strength is further reinforced by our three major recycling centers, which anchor our operations and support deep, long-standing relationships with municipalities and enterprise clients. Our environmental commitment has been recognized with a “B” score from the CDP—a leading international nonprofit that evaluates climate-related performance on an eight-tier scale (A, A-, B, B-, C, C-, D, D-, F). This rating reflects our adherence to emissions, safety, and resource recovery standards, and supports our positioning as a trusted partner for ESG-aligned operations.

Our international expansion reflects a focused strategy targeting markets with rising demand for secure, compliant, and ESG-aligned services. In 2024, we established KOEI (THAILAND) CO., LTD. (“Koei Thailand”), and in 2025, acquired a 51% interest in Koei US, Inc. (“Koei US”), a Texas-based engineering and consulting firm formerly operating as Nufika LLC. Koei Thailand is evaluating facility development for ITAD services. Koei US, which historically served the energy sector, is a licensed engineering firm in Texas and staffed by a flexible team of employees and contractors. Neither currently operates a dedicated ITAD facility, though both are integral to our long-term growth plans.

47

We see significant opportunity in the U.S. and Southeast Asia, where industrialization, digital infrastructure investment, and regulatory tightening are accelerating demand for secure asset disposition and material recovery. In Texas, we believe that Koei US is positioned to combine engineering and consulting services with asset disposition and material recovery solutions, particularly for energy, operational technology (“OT”), and AI infrastructure clients—offering a hybrid service model not commonly available in the U.S. market.

As we scale internationally, we are committed to disciplined investment, operational efficiency, and selective customer and contract targeting. We seek to preserve margin stability while pursuing expansion into higher-value service areas, including engineering, consulting, and technology-enabled offerings. We operate under standardized Basic Sales Agreements (BSAs) and Industrial Waste Collection, Transportation, and Disposal Outsourcing Basic Agreements (IWCTD Agreements), each containing customary protections and termination provisions.

As part of our belief in continuous improvement, we have made and will continue to make strategic investments to enhance our operations and service offerings.

We have invested in advanced process automation technologies, including Japan’s largest 4-axis shredders, vertical crushers, industrial-scale crushers, and AI-enabled optical sorting systems. These upgrades are designed to improve operational efficiency, increase data and environmental security, and support the responsible recovery of critical resources. In parallel, we are also exploring the possibility of developing proprietary technologies that build on our decades of operational and process expertise; however, no formal initiatives have been launched, and there is currently no established timeline or definitive development plan in place.

Koei is driven by a bold ambition: to transform end-of-life assets into engines of renewal, supporting the next generation of infrastructure resilience and advancing the circular economy. We believe the future demands more than sustainability—it calls for regeneration. Through strategic investments in technology, talent, and stewardship, we are building a secure, compliant, and globally scalable platform that delivers data-driven sustainable solutions. Our goal is to help businesses reduce risk, unlock value, and lead responsibly across the entire value chain.

Recent Developments

In April 2024, the Company’s wholly owned subsidiary, KOEI JAPAN declared cash dividends of approximately US$133,000, which were distributed in June 2024.

In October 2024, the Company’s wholly owned subsidiary, KOEI JAPAN paid Eiko Iwamoto, the former corporate auditor of KOEI JAPAN and the wife of the Company’s CEO, a one-time retirement compensation of approximately US$518,000 according to the defined benefit plan to which she was entitled.

On March 10, 2025, Koei entered into an agreement to purchase 51% shares of Nufika LLC (“Nufika”) from Robert Wagner, the Company’s Chief Business Officer and a director and Hannah Wagner, who is Robert Wagner’s daughter. Nufika was formed on January 3, 2023, and is headquartered in Texas and has historically provided engineering and consulting services to the energy sector, with limited ITAD activities to date. Koei acquired Nufika for the purpose of business expansion in the US. The deal was closed on March 10, 2025, with total cash consideration of US$1,000,000. On February 26, 2025, Nufika was converted from an LLC to C-Corporation in Texas and has been renamed to “Koei US, Inc.”

In March 2025, Koei formed a wholly owned subsidiary, EPJ CO., LTD., incorporated in Japan to strengthen and expand our waste management operations in Japan, further supporting our strategic innovation agenda.

On May 8, 2025, the Company changed its name from DARINGATE CO., LTD., to Koei Group Co., Ltd.

Key Financial Performance Indicators

Our key financial performance indicators are revenues, cost of revenues, gross margins, income from operations, net income and adjusted EBITDA.

48

Revenues

We currently generate our revenues from the following main sources:

Sales of Recycled Materials

A substantial portion of our revenue is derived from the sale of recycled materials and from the sale of reusable equipment recovered during the recycling and ITAD processes. Recycled materials primarily consist of electronic scrap, circuit boards, dismantled home appliances, and other industrial inputs containing precious metals, rare earth elements, and both ferrous and non-ferrous metals. Components or equipment with remaining utility are resold for reuse, which enhances overall margin contribution and supports resource efficiency objectives.

Revenue from these sales is recognized at a point in time when control of the goods transfers to the customer, which generally occurs upon completion of inspection and acceptance procedures. We do not offer warranties on recycled or reused materials. The contribution from this segment represents the core of our revenue-generating activities and is a key driver of our profitability.

Industrial Waste Management and Other Services Revenue

We generate waste management revenue by collecting, transporting and disposing of industrial waste. It also provides other miscellaneous services, primarily IT asset disposal, involving the secured destruction or data erasure from used IT equipment, such as computers and smartphones. Revenue is recognized at a point in time when the promised service is completed.

Payments to customers that are not in exchange for a distinct good or service are recorded as reductions of revenue. We make rebates to certain customers associated with payments for recycled materials that are received and subsequently processed and sold to other customers. Rebates are generally recorded as reductions of revenue upon the receipt of the recycled materials.

Cost of Revenues and Gross Margins

Cost of revenues primarily consists of costs of goods sold associated with sales of recycled materials, salaries and outsourcing expenses for personnel directly involved in delivering services to customers, and allocation of indirect costs such as corporate overhead.

We analyze the profitability of each transaction with customers and purchase from suppliers and closely observe the market price of metal markets for the purpose of balancing the satisfaction of customer and supplier business and our profit and achieving increasing revenues and profitability at the same time. Setting a reasonable gross margin is key to our success, especially for sales of recycled materials.

Income from operations

Income from operations is the difference between our revenues and cost of revenues, and operating expenses.

Net income

Net income is calculated by adding other income (expenses) and subtracting income tax expense to income from operations.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and should not be considered an alternative to GAAP net loss as a measure of operating performance or as a measure of liquidity. We define adjusted EBITDA as net income before provision for income taxes, loss from equity method investments, interest expense, depreciation and amortization expense, and provision for credit losses. We believe adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations. Adjusted EBITDA was [____] for the year ended February 28, 2025, and $3,846,323 for the year ended February 29, 2024.

49

Results of Operations

Results of operations for the years ended February 28, 2025 and February 29, 2024

The following table sets forth our consolidated results of operations for each of the periods presented and as a percentage of revenue for those periods.

	For the Year Ended
	February 28, 2025	February 29, 2024
Revenues	$	$35,857,180
Cost of revenues		(28,076,605)
Gross profit		7,780,575
Operating expenses
Selling, general and administrative expenses (including selling, general and administrative expenses from a related party of [____] and $58,906 for the years ended February 28, 2025 and February 29, 2024, respectively)		(4,905,569)
Total operating expenses		(4,905,569)

Income from operations		2,875,006

Other income (expenses)
Other income		61,684
Other expenses		(82,280)
Interest expense		(135,585)
Loss from equity method investments		(701,348)
Total other expenses		(857,529)

Income before income taxes		2,017,477
Income tax expense		(692,225)
Net income	$	$1,325,252

The following table presents our reconciliation of GAAP net income to adjusted EBITDA for the periods indicated. For additional information regarding adjusted EBITDA, see “Key Financial Performance Indicators.”

	For the Year Ended
	February 28, 2025	February 29, 2024
Net income	$	$1,325,252
Provision for income taxes		692,225
Loss from equity method investments		701,348
Interest expense		135,585
Depreciation and amortization expense		768,830
Provision for credit losses		223,083
Adjusted EBITDA	$	$3,846,323

Revenues

Our revenues generated from different revenue streams consist of the following:

	For the Year Ended
	February 28, 2025	February 29, 2024
Sales of recycled materials	$	$34,112,949
Industrial waste management and other services		1,744,231
Total	$	$35,857,180

Our total revenues decreased/increased by [____]% from $35,857,180 for the year ended February 29, 2024 to [____] for the year ended February 28, 2025, or a decrease/increase of [____], mainly due to [____].

50

Cost of Revenues and Gross Margin

	For the Year Ended		Variance
	February 28, 2025	February 29, 2024	Amount %
Cost of Revenues	$	$28,076,605	$
Percentage of revenues		78.3%		%

Our total cost of revenues decreased/increased by [____]% from $28,076,605 for the year ended February 29, 2024 to [____] for the year ended February 28, 2025, generating a gross margin of 21.7% for the year ended February 29, 2024 compared to a gross margin of [____]% for the year ended February 28, 2025, or a decrease/increase of [____], mainly due to [____].

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased/decreased by [____] from $4,905,569 for the year ended February 29, 2024 to [____] for the year ended February 28, 2025, due to [____].

Other Income (Expenses)

Other income (expenses), net increased/decreased by [____] from $(20,596) in year ended February 29, 2024 to [____]in the year ended February 28, 2025. The increase/decrease was due to [____].

Interest expense increased/decreased by [____] from $135,585 in year ended February 29, 2024 to [____]in the year ended February 28, 2025. The increase/decrease was due to [____].

Loss from equity method investments decreased by [____] from $701,348 in year ended February 29, 2024 to [____] in the year ended February 28, 2025. The increase/decrease was due to [____].

Income Tax Expense

Income tax expense for the year ended February 28, 2025 was [____] and $692,225 for the year ended February 29, 2024, an increase/decrease of [____] was mainly attributable to [____].

Net Income

As a result of the above, net income for the year ended February 28, 2025 was [____] and net income for the year ended February 29, 2024 was $1,325,252, an increase/decrease of [____].

Liquidity and Capital Resources

As of February 28, 2025, the Company had [____] in cash and cash equivalents compared to $7,147,447 as of February 29, 2024. In addition, the Company had [____] in accounts receivable as of February 28, 2025 compared to $1,347,352 as of February 29, 2024. The Company’s accounts receivable include balances due from customers for the services and goods provided by the Company and accepted by customers.

51

As of February 28, 2025, the Company’s working capital balance was [____]. In assessing liquidity, management monitors and analyzes the Company’s balance of cash and cash equivalents, ability to generate sufficient future earnings, and operating and capital investment commitments. The Company believes that its current cash and cash equivalents from operations and borrowings from banks will be sufficient to meet its working capital needs for the next 12 months from the date of issuance of the unaudited financial statements.

Over the next few years, the Company intends to consider other sources of financing to meet its cash needs, including raising additional capital through equity issuances. While we face uncertainties regarding the size and timing of our fundraising, we are confident that we will be able to continue to meet our business needs through the use of cash flows generated from operations, bank and other borrowings, and shareholder working capital, as needed.

Cash Flows for the Years Ended February 28, 2025 and February 29, 2024

The following table provides a summary of our cash flows for the periods indicated.

	For the Year Ended
	February 28, 2025	February 29, 2024
Net cash provided by (used in) operating activities	$	$2,851,277
Net cash provided by (used in) investing activities		(1,598,400)
Net cash provided by (used in) financing activities		(1,446,143)
Effect of exchange rate changes		(759,940)
Net change in cash and cash equivalents		(953,206)
Cash and cash equivalents as of the beginning of the year		8,100,653
Cash and cash equivalents as of the end of the year	$	$7,147,447

Cash Provided by (Used in) Operating Activities

Net cash provided by (used in) operating activities was [____] for the year ended February 28, 2025, compared to net cash provided by operating activities $2,851,277 for the year ended February 29, 2024. The increase/decrease in net cash provided by (used in) operating activities was primarily attributable to [____].

Cash Provided by (Used in) Investing Activities

Net cash provided by (used in) investing activities was [____] for the year ended February 28, 2025, compared to net cash used in of $1,598,400 for the year ended February 29, 2024. The increase/decrease in net cash provided by (used in) investing activities was primarily attributable to [____].

Cash Provided by (Used in) Financing Activities

Net cash provided by (used in) financing activities was [____] for the year ended February 28, 2025, compared to net cash used in of $1,446,143 for the year ended February 29, 2024. The increase/decrease in net cash provided by (used in) financing activities was primarily attributable to [____].

Contractual Obligations

Lease Agreements

The Company has entered into operating leases for offices, parking lots and warehouses purposes, with terms ranging from one to eighteen years. Additionally, the Company has finance leases for certain office and production equipment and vehicles, with terms ranging from five to seven years.

52

As of February 29, 2024, the future maturity of lease liabilities is as follows:

Years ending February 28 (29),	Finance Lease	Operating Lease
2025	$67,431	$400,755
2026	52,493	84,380
2027	39,678	-
2028	26,769	-
2029	8,302	-
Thereafter	2,667	-
Total undiscounted lease payments	197,340	485,135
Less: imputed interest	(2,840)	(9,175)
Total lease liabilities	$194,500	$475,960

Long-Term Debt

The Company borrowed loans from various financial institutions for the purpose of purchasing property, plant and equipment, and for working capital purpose.

As of February 29, 2024, future minimum payments for loans are as follows:

Years ending February 28 (29),	Principal Repayment
2025	$7,975,494
2026	1,277,702
2027	1,194,878
2028	1,042,500
2029	1,042,500
Thereafter	2,639,765
Total	$15,172,839

Off-Balance Sheet Arrangements (Off-Balance Sheet Transactions)

There are no off-balance sheet arrangements as of February 28, 2025 and February 29, 2024.

Trend Information

The war in Ukraine and the imposition of broad economic sanctions against Russia could lead to higher energy prices and global inflation surge which caused the disruptions in global markets. Israel-Palestinian conflict may have adverse impact in the oil prices and other markets. It is unclear how the continued development and complexity of this situation will affect the Japanese economy and our business in the future. Fluctuations in the market prices of precious metals such as gold, silver, and copper could adversely affect the Company’s business. In addition, there is a risk that changes related to the acquisition of new customers and additional purchases by existing customers could adversely affect the Company’s results of operations; that deteriorating global economic conditions could have an adverse effect on the Company’s industry, business and results of operations; and that many of the other risks listed under “Risk Factors” could have an incremental effect.

Other than as disclosed in the consolidated financial statements, we are not aware of any other trends, uncertainties, demands, commitments or events for the years ended February 28, 2025 and February 29, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

53

Inflation risk

Inflationary pressures have recently increased, and may continue to increase, the costs of labor, raw materials and other inputs for our products. We have experienced, and may continue to experience, higher than expected inflation, including escalating transportation, commodity and other supply chain costs and disruptions. If our costs are subject to significant inflationary pressures, we may not be able to offset such higher costs through price increases, which could adversely affect our business, results of operations or financial condition.

Liquidity risk

Liquidity risk is the risk that we will be unable to execute payments on the payment date when performing obligations to repay financial liabilities that come due. We monitor and maintain a level of cash and cash equivalents deemed adequate to finance our operation and to mitigate the effects of fluctuations in cash flow based on cashflow plans we prepare and maintain.

Market risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in the market prices of precious metals like gold, silver, and copper as well as interest rates. Lower market prices of precious metals could adversely affect our revenues, gross margin, and net income.

Interest Rate Risk

Our operations are interest rate sensitive. As the borrowing capability is adversely affected by increases in interest rates, a significant increase in interest rates may negatively affect the ability of borrowings to secure adequate financing. Higher interest rates could adversely affect our revenues, gross margin, and net income.

Credit risk

We hold cash in bank deposits financial institutions in Japan which are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. We have not experienced any losses on such accounts and believe they are not exposed to any significant credit risk on cash and cash equivalents. Credit risk is also the risk of our incurring financial losses due to the default of contractual obligations by customers. We conduct credit management of customers in Japan and outside of Japan based on their financial condition.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates. We believe that critical accounting policies as disclosed in this prospectus reflect the more significant judgements and estimates used in preparation of our consolidated financial statements.

The following descriptions of significant accounting policies and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider our selection of critical accounting policies, the judgments and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

54

Revenue Recognition

The Company recognizes revenues under ASC Topic 606, “Revenue from Contracts with Customers”.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. Revenue amount represents the invoiced value, net of consumption tax and applicable local government levies, if any. The consumption tax on sales is calculated at 10% of gross sales.

The Company reports revenue on a gross or net basis based on management’s assessment of whether the Company acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on the evaluation of whether (i) the Company is primarily responsible for fulfilling the promise to provide the specified goods or service, (ii) the Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer and (iii) the Company has discretion in establishing the price for the specified good or service. If the terms of a transaction do not indicate the Company is acting as a principal in the transaction, then the Company is acting as an agent in the transaction and the associated revenues are recognized on a net basis.

The Company currently generates its revenue from the following main sources:

Sales of Recycled Materials

The majority of the Company’s revenues comes from sales of recycled materials, including electronic scrap from end-of-life electronics, dismantled home appliances, and circuit boards. Revenue is recognized at a point in time when the control of the promised goods is transferred to customers, which is generally when the goods are inspected and accepted by the customers. We do not provide warranties for the recycled materials sold.

Industrial Waste Management and Other Services Revenue

The Company generates waste management revenue by collecting, transporting and disposing of industrial waste. It also provides other miscellaneous services, primarily IT asset disposal, involving the secured destruction or erasure of data from used IT equipment, such as computers and smartphones. Revenue is recognized at a point in time when the promised service is completed.

Payments to customers that are not in exchange for a distinct good or service are recorded as reductions of revenue. The Company makes rebates to certain customers associated with payments for recycled materials that are received and subsequently processed and sold to other customers. Rebates are generally recorded as reductions of revenue upon the receipt of the recycled materials.

Defined Benefit Plans

The Company has unfunded defined benefit severance indemnity plans, which cover directors and a corporate auditor. Under the defined benefit severance indemnity plans, directors and the corporate auditor of KOEI JAPAN are entitled to severance payments based on their earnings and the length of service until retirement or termination of employment for reasons other than dismissal for cause. The projected benefit obligation at February 28 (or 29), the measurement date, is recognized in the consolidated balance sheet. The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on employee services already rendered and estimated future compensation levels. Net periodic retirement cost is recorded in the consolidated statement of operations and comprehensive income and includes service cost, interest cost and amortization of actuarial gains and losses, if any. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Actuarial gains and losses included in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees if it exceeds the corridor, which is defined at 10% of the projected benefit obligation.

55

DESCRIPTION OF BUSINESS

Unless the context otherwise requires, “Koei,” the “Company,” “we,” “us,” “our,” and similar references refer to Koei Group Co., Ltd., a Japanese corporation, and its direct and indirect subsidiaries, including, KOEI JAPAN CO., LTD., a Japanese corporation, KOEISING PTE. LTD., a Singaporean corporation, KOEI (THAILAND) CO., LTD., a Thai corporation, EPJ CO., LTD., a Japanese corporation and Koei US, Inc., a Texas corporation.

Business Overview

Koei transforms end-of-life technology and industrial waste into new value—delivering secure, compliant, and sustainable solutions that protect data, recover resources, and aim to power the global circular economy. We are a Japan-based holding company operating through our consolidated subsidiaries in Japan, Singapore, Thailand, and the United States. Our business spans three primary areas: material recycling, information technology asset disposition (“ITAD”), and industrial waste management. We also engage in engineering and consulting services for clients.

Our operating subsidiaries include:

●	KOEI JAPAN CO., LTD., which oversees our recycling, industrial waste management, and ITAD operations in Japan;

●	KOEISING PTE. LTD., which operates an ITAD facility supporting secure recycling and data destruction services in Singapore;

●	KOEI (THAILAND) CO., LTD., which is in the process of establishing ITAD services and recycling operations to support the growing infrastructure and technology sectors in Thailand;

●	Koei US, Inc., which provides high-value engineering and consulting services in the United States; and

●	EPJ Co., Ltd., which supports the expansion of our industrial waste management operations in Japan and to isolate legal and compliance risks associated with that business in a dedicated entity.

The following diagram reflects our current organizational structure as of the date of this prospectus:

(1)	On August 8, 2024, Koei acquired 100% equity interest in KOEI JAPAN CO., LTD. (“KOEI JAPAN”), which was formed on April 20, 1995, by exchanging all of its 286 common shares. As a result, KOEI JAPAN became a wholly owned subsidiary of Koei.
(2)	KOEISING PTE. LTD is a wholly owned subsidiary of KOEI JAPAN, formed on February 17, 2022.
(3)	KOEI JAPAN held 99.99% ownership interest in KOEI THAILAND, which was formed on January 15, 2024, with the remaining 0.01% (equivalent to one share) held by the CEO of the Company. Given the immaterial impact of the non-controlling interest, no separate presentation was made in the consolidated financial statements.
(4)	EPJ CO., LTD. was formed by Koei on March 10, 2025, to strengthen and expand our waste management operations in Japan.
(5)	On March 10, 2025, Koei entered into an agreement to purchase 51% shares of Nufika LLC (“Nufika”) from Robert Wagner, the Company’s Chief Business Officer and a director and Hannah Wagner, who is Robert Wagner’s daughter. Nufika was formed on January 3, 2023, and is headquartered in Texas and has historically provided engineering and consulting services to the energy sector, with limited ITAD activities to date. Koei acquired Nufika for the purpose of business expansion in the US. The deal was closed on March 10, 2025, with a total cash consideration of US$1,000,000. On February 26, 2025, Nufika was converted from an LLC to C-Corporation in Texas and has been renamed to “Koei US, Inc.”

56

We process a broad range of inputs, including information technology (“IT”) and office automation (“OA”) equipment, home appliances, circuit boards, scrap metals, and large-scale industrial machinery. Our vertically integrated operations incorporate manual disassembly, industrial-grade crushing systems, and AI-enabled sorting technologies to recover high-value materials, including precious metals, rare earth elements, and both ferrous and non-ferrous metals. Recovered materials are sold to refiners and smelters, supporting global supply chains for critical raw materials.

Our ITAD services provide secure, compliant, and ESG-aligned solutions to corporations, government agencies, and institutional clients. We deliver full-spectrum services, including certified data erasure, physical destruction, and asset resale. Data sanitization is performed through a combination of physical destruction, magnetic degaussing, and software-based erasure within secure, licensed facilities.

We operate dedicated ITAD facilities in Japan and Singapore, both of which maintain advanced security protocols aligned with industry standards. In Japan, we also deploy mobile shredding units—specially equipped vehicles that perform on-site destruction directly at customer locations, eliminating transport risk and reinforcing data protection.

Refurbishable assets are resold under strict quality control standards, generating revenue while supporting clients’ ESG objectives. Our ITAD operations contribute to sustainability goals by enabling reuse, reducing landfill waste, and recovering critical components. We also participate in leading regulatory frameworks such as the Carbon Disclosure Project (“CDP”) and Taskforce on Nature-related Financial Disclosures (“TNFD”), and are certified under the Science Based Targets initiative (SBTi) to reduce Scope 1 and Scope 2 greenhouse gas emissions.

In Japan, we operate a licensed industrial waste management business through KOEI JAPAN Co., Ltd. (“Koei Japan”), offering a one-stop solution that includes collection, transport, intermediate treatment, and resource recovery. We maintain licenses and favorable certifications in 46 of Japan’s 47 prefectures (excluding Okinawa), and operate certified treatment facilities in Yokohama City and Kitakyushu City. These operations comply with Japan’s Waste Management and Public Cleansing Act, the Secondhand Goods Business Act, and other applicable environmental regulations. We also own EPJ Co., Ltd., established in 2025 to further strengthen and expand our waste management operations in Japan.

Japan’s demanding regulatory environment—among the most rigorous globally—requires deep operational discipline, transparency, and technical expertise. Our ability to operate at scale within this framework is the result of decades of infrastructure investment, regulatory engagement, and strict internal controls. This platform supports our broader international expansion and underpins our reputation as a trusted, high-compliance partner.

Approximately 95% of our revenue for the fiscal year ended February 29, 2024, was derived from the sale of recycled materials and reused IT assets, with the remaining 5% from industrial waste management and other services fees. For the years ended February 28, 2025 and February 29, 2024, the Company reported revenues of US$[___] and US$35,857,180, respectively, net income of US$[___] and US$1,325,252, respectively, and had net cash provided by operating activities of US$[___] and US$2,851,277, respectively. As stated in the consolidated financial statements, as of February 28, 2025 and February 29, 2024, the Company had retained earnings of US$[___] and US$4,209,672, respectively.

Our integrated model, breadth of licensed services, internationally recognized certifications (ISO9001, ISO14001, ISO27001, ISO45001, R2v3), and reputation for reliability position us to serve both public- and private-sector customers globally. In Japan, our competitive strength is further reinforced by our three major recycling centers, which anchor our operations and support deep, long-standing relationships with municipalities and enterprise clients. Our environmental commitment has been recognized with a “B” score from the CDP—a leading international nonprofit that evaluates climate-related performance on an eight-tier scale (A, A-, B, B-, C, C-, D, D-, F). This rating reflects our adherence to emissions, safety, and resource recovery standards, and supports our positioning as a trusted partner for ESG-aligned operations.

Our international expansion reflects a focused strategy targeting markets with rising demand for secure, compliant, and ESG-aligned services. In 2024, we established KOEI (THAILAND) CO., LTD. (“Koei Thailand”), and in 2025, acquired a 51% interest in Koei US, Inc. (“Koei US”), a Texas-based engineering and consulting firm formerly operating as Nufika LLC. Koei Thailand is evaluating facility development for ITAD services. Koei US, which historically served the energy sector, is a licensed engineering firm in Texas and staffed by a flexible team of employees and contractors. Neither currently operates a dedicated ITAD facility, though both are integral to our long-term growth plans.

We see significant opportunity in the U.S. and Southeast Asia, where industrialization, digital infrastructure investment, and regulatory tightening are accelerating demand for secure asset disposition and material recovery. In Texas, we believe that Koei US is positioned to combine engineering and consulting services with asset disposition and material recovery solutions, particularly for energy, operational technology (“OT”), and AI infrastructure clients—offering a hybrid service model not commonly available in the U.S. market.

57

As we scale internationally, we are committed to disciplined investment, operational efficiency, and selective customer and contract targeting. We seek to preserve margin stability while pursuing expansion into higher-value service areas, including engineering, consulting, and technology-enabled offerings. We operate under standardized Basic Sales Agreements (BSAs) and Industrial Waste Collection, Transportation, and Disposal Outsourcing Basic Agreements (IWCTD Agreements), each containing customary protections and termination provisions.

As part of our belief in continuous improvement, we have made and will continue to make strategic investments to enhance our operations and service offerings. We have invested in advanced process automation technologies, including Japan’s largest 4-axis shredders, vertical crushers, industrial-scale crushers, and AI-enabled optical sorting systems. These upgrades are designed to improve operational efficiency, increase data and environmental security, and support the responsible recovery of critical resources. In parallel, we are also exploring the possibility of developing proprietary technologies that build on our decades of operational and process expertise; however, no formal initiatives have been launched, and there is currently no established timeline or definitive development plan in place.

Koei is driven by a bold ambition: to transform end-of-life assets into engines of renewal, supporting the next generation of infrastructure resilience and advancing the circular economy. We believe the future demands more than sustainability—it calls for regeneration. Through strategic investments in technology, talent, and stewardship, we are building a secure, compliant, and globally scalable platform that delivers data-driven sustainable solutions. Our goal is to help businesses reduce risk, unlock value, and lead responsibly across the entire value chain.

Our Business

Our business currently spans three primary areas: material recycling, information technology asset disposition (“ITAD”), and industrial waste management. We also engage in engineering and consulting for infrastructure clients and are exploring proprietary technologies.

Our Recycling and ITAD Facilities

Our recycling and ITAD operations are anchored by three strategically located facilities in Japan and one ITAD-focused facility in Singapore. Across all locations, we aim to maintain uniform standards of operational excellence, with a blend of precise manual disassembly and industrial-scale mechanical processing designed to maximize recycling rates, material purity, and regulatory compliance.

Yokohama Kanazawa Recycling Center (Kanagawa Prefecture, Japan)

●	Serves as our flagship facility for both material recycling and ITAD.

●	Owned by Koei Japan; spans approximately 9,900 square meters.

●	Houses Japan’s largest 4-axis shredders, vertical crushers, industrial-scale crushers, and AI-enabled optical sorting systems.

●	Supports high-efficiency recovery of materials containing precious metals, rare earth elements, and both ferrous and non-ferrous.

●	Includes a high-security ITAD-designated area with ISO27001- and R2v3-certified data erasure and destruction controls.

●	Security infrastructure includes surveillance cameras, infrared sensors, secure rooms, metal detection, pocketless uniforms, and card-based access control.

●	Certifications and Licenses: ISO9001:2015, ISO14001:2015, ISO27001:2013, ISO45001:2018, R2v3, licensed for intermediate industrial waste treatment by Yokohama City

Kitakyushu Recycling Center (Fukuoka Prefecture, Japan)

●	Supports material recycling and ITAD.

●	Leased facility (approx. 4,400 square meters)

●	Equipped with crushers and AI optical sorting systems.

●	Supports high-efficiency recovery of materials containing precious metals, rare earth elements, and both ferrous and non-ferrous.

●	Contains ISO27001-compliant secure data destruction room and refurbishment lines.

●	Security infrastructure includes surveillance cameras, secure rooms, metal detection, pocketless uniforms, and card-based access control.

●	Certifications and Licenses: ISO9001:2015, ISO14001:2015, ISO27001:2013, ISO45001:2018, licensed for intermediate industrial waste treatment by Kitakyushu City

58

Chubu Recycling Center (Aichi Prefecture, Japan)

●	Specializes in ITAD and material recycling.

●	Leased facility of approx. 449 square meters.

●	Focused on manual dismantling, high-purity material separation, and secure destruction.

●	Security infrastructure includes surveillance cameras, metal detection, pocketless uniforms, and card-based access control, log tracking, and locked cargo.

●	Certifications and Licenses: ISO9001:2015, ISO14001:2015, ISO27001:2013, ISO45001:2018

●	Specializes in ITAD and material recycling.

●	Leased facility of approx. 449 square meters.

Singapore ITAD Facility

●	Purpose-built for Southeast Asian enterprise clients; smaller in scale but aligned with group quality standards.

●	Offers certified data sanitization, physical destruction, and compliant recycling services.

●	Certifications: ISO9001:2015, bizSAFE3

Japanese Environmental Performance and Compliance

●	Certified CFC recovery ensures the safe treatment of refrigerants in accordance with Japan’s fluorocarbon regulations.

●	Received a “B” environmental performance rating from the Carbon Disclosure Project (CDP) in 2024. A “B” rating is considered a strong result, signifying that the company is managing its climate-related risks and taking concrete action.

●	Certified under the Science Based Targets initiative (SBTi) for greenhouse gas reduction and endorsed the Taskforce on Nature-related Financial Disclosures (TNFD), reinforcing our long-term commitment to sustainability and transparency.

Material Recycling Business

We operate a vertically integrated recycling business in Japan focused on the collection, dismantling, processing, and resale of recovered materials. Our facilities utilize both manual and machine-based sorting technologies—including industrial-scale shredders, crushers, and AI-powered optical sorters—to efficiently extract and purify a wide range of valuable materials, including precious metals, rare earth elements, and both ferrous and non-ferrous metals. These materials are recovered from sources such as IT and OA devices, household appliances, and industrial machinery.

Our operations contribute to reducing reliance on virgin materials and promote national and corporate circular economy goals. Recycled materials are primarily sold to metal recyclers, refineries, and smelters.

How Material Recycling Works

IT / Office Automation Equipment
Laptop and desktop computers, smartphones, monitor circuit boards, copper conductors, etc.
Dismantling and sorting by human eyes and hands
Oversized machinery
Air conditioners, TVs, multi-function copiers, washing machines dryers, refrigerators, freezers, etc.
Crushing and sorting by large crushers
Refining raw materials (gold, brass, iron, aluminum, nickel, etc.)
Shipping
Refining companies

59

Assessment and appraisal

Our sales representatives, located throughout Japan, provide suppliers with assessments and appraisals of recyclable materials. Following a thorough assessment, we offer an integrated service that includes purchase, collection, transportation, and environmentally compliant disposal. This service is designed to ensure convenience, regulatory compliance, and speed of execution for our material recycling business.

Collection and removal of recyclables and industrial waste

We provide nationwide (excluding Okinawa Prefecture) collection and removal services for recyclables and industrial waste. For items containing sensitive information, such as data storage devices, we use security carts to prevent information leakage during transport. Our operations are certified under ISO27001, ISO14001, ISO9001, and ISO45001, underscoring our commitment to data security, environmental responsibility, quality management, and workplace safety.

Dismantling, crushing and sorting (manual dismantling/dismantling and sorting using large-scale equipment)

We employ a hybrid approach combining manual dismantling with industrial crushing and sorting equipment to optimize material recovery. Hand dismantling ensures high precision in separating materials from complex devices like OA and IT equipment. Our Yokohama Kanazawa and Kitakyushu Recycling Centers are equipped with some of Japan’s largest 4-axis and vertical crushers, supporting high-throughput processing and material-specific separation.

Specialized machines are used to process complex components such as black motors from air conditioning compressors and coated wires. For example, enamel copper is extracted using dedicated disassembly equipment, while coated copper wire is ground into high-purity copper powder using precision grinders.

CFC Recovery

We are registered as a Class I fluorocarbon recovery operator in Japan. Certified technicians recover CFCs from vending machines, commercial air conditioners, and refrigerated showcases. We issue official CFC recovery certificates in accordance with regulatory standards.

Analysis for Recycling

In collaboration with Aqua Pulse Co., Ltd., we may conduct material analysis on metal and other content prior to resale. This process allows us to estimate recycling value and optimize pricing for high-value materials.

Sales of Recycled Materials

We identify potential buyers—primarily metal refiners, recyclers, and smelters—through our business network and supplier referrals. Our sales team actively contacts prospects to negotiate deal terms and pricing. Once a sales agreement is reached, we coordinate purchases from suppliers, process the materials, and arrange delivery to the buyer’s specified location. Buyers inspect the materials upon receipt, and we recognize revenue upon fulfillment of our performance obligations.

60

Approximately 95% of our revenues are generated from selling recycled materials. For the years ended February 28, 2025 and February 29, 2024, with respect to our sales of recycled materials business, we reported total revenues of US$[  ] and US$34,112,949, respectively. During the year ended February 28, 2025, we generated [  ]%, [  ]% and [  ]% of total revenues from three customers, Customers [  ], [  ] and [  ], respectively. During the year ended February 29, 2024, we generated 11% and 16% of total revenues from two customers, PI CollaboTech, Inc. and Jyougen Sangyou Co., Ltd., respectively.

Information Technology Asset Disposition (“ITAD”) Business

We provide secure and compliant IT asset disposition (ITAD) services to corporations, government agencies, and other organizations managing end-of-life IT equipment. Our ITAD operations are designed to ensure data security, environmental compliance, and value recovery through reuse and recycling. We operate dedicated ITAD facilities in Japan and Singapore, with Japan serving as our primary base of operations. Our Singapore facility is smaller in scale but provides secure asset disposition services to local customers in the Southeast Asia region.

In Japan, we also offer on-site data destruction services through mobile shredding units. Our ITAD business is certified under ISO27001, ISO14001, ISO9001, and ISO45001, and complies with stringent information security and environmental management standards. Where feasible, we resell IT equipment that meets internal and customer-approved quality assurance criteria, enabling additional revenue streams while promoting sustainability.

Assessment and appraisal

Our sales offices throughout Japan provide assessments and appraisals for the purchase and disposal of IT equipment. We offer a consistent end-to-end service from initial assessment and pricing proposals to collection, transport, and secure processing. We handle a broad range of devices, including PCs, servers, smartphones, tablets, peripheral equipment, and office fixtures. We tailor disposal methods, including material recycling and reuse, to meet each customer’s specific needs and support efficient IT asset transitions, including large-scale replacements.

61

Data deletion and media destruction

We offer multiple data destruction methods that comply with international standards and best practices:

●	Physical destruction: We use mechanical drill, punch, or shred equipment to visibly destroy storage media such as HDDs, SSDs, USB drives, and magnetic tapes.
●	Magnetic deletion: High-strength magnetic fields are applied to erase data from applicable media.
●	Overwriting deletion: Certified data erasure software (recognized by the Data Proper Deletion Execution Certification Committee, ADEC) is used to overwrite existing data in accordance with international data security standards.

Upon request, we issue data deletion and destruction certificates, including detailed reports with photos and serial number lists.

Onsite Service

Our mobile on-site shredding service in Japan allows customers to securely destroy storage media at their own facilities, without transferring sensitive data offsite. We currently operate one mobile shredding vehicle—a 4-ton Isuzu ELF truck equipped with an on-site HDD crusher and diesel generator. The truck is configured to enter standard underground parking facilities (below 2.8 meters in height) and is optimized for efficient operation in urban settings.

We are evaluating future expansion of the on-site shredding fleet in response to customer demand, particularly in the Asia-Pacific region.

Collection, removal, and disposal

We offer secure collection and removal services for IT equipment nationwide in Japan (excluding Okinawa Prefecture) and Singapore. We are certified in Japan as an excellent industrial waste collector and transporter, and we use lockable security containers and, when requested, GPS-equipped vehicles to prevent information leakage during transit. Equipment received at our facilities in Japan and Singapore is monitored by a comprehensive array of surveillance cameras, and our trained staff follow strict protocols to ensure secure handling and disposal.

We also support unracking services for the removal of IT hardware from server environments, enhancing convenience for data center and enterprise customers.

62

Office relocation

We assist with removal and collection of IT equipment, racks, and office furniture during office relocations. Our security zones—located in our Yokohama Kanazawa, Chubu, and Kitakyushu facilities—feature stringent access controls including card authentication, metal detectors, log management systems, and pocketless workwear to maintain high standards of physical and information security. A comprehensive array of surveillance cameras and infrared sensors are installed company-wide to enhance internal and external monitoring.

Certifications and compliance

We maintain ISO27001 certification for information security management, along with R2 (Responsible Recycling) certification, an internationally recognized standard specific to the electronics recycling industry. R2 certification ensures responsible reuse, recycling, and final disposition of electronic equipment.

In addition to ISO and R2 certifications, we hold industrial waste management licenses and Certificates of Excellence from 48 local governments across Japan. These certifications enable us to serve data centers, large corporations, multinational clients, and government agencies with strict regulatory and operational requirements.

Intermediate Treatment and Collection and Transportation of Industrial Waste

In Japan, we operate a licensed industrial waste management business through our wholly owned subsidiary, KOEI JAPAN Co., Ltd. (“Koei Japan”), providing comprehensive services that include the collection, transportation, and intermediate treatment of industrial waste. These operations are conducted in compliance with Japan’s Waste Management and Public Cleansing Act, the Secondhand Goods Business Act, and other applicable environmental regulations. This business is being transitioned to the recently formed EPJ Co., Ltd.

We currently hold industrial waste management certifications and permits in 46 of Japan’s 47 prefectures (excluding Okinawa) and operate licensed treatment facilities in Yokohama and Kitakyushu. Both facilities are certified by their respective local authorities, and our company has been recognized with “Certificate of Excellence” designations for nearly all our industrial waste handling permits, reflecting our strong compliance history and operational integrity.

How Industrial Waste Intermediate Treatment, Collection and Transportation Works

Intermediate treatment / crushing
Collect industrial waste from the business operators
Collection / transportation
Sorting / sorted plastic scrap / wood chips
Crushing
Recycling materials (fluff / papermaking materials)
Recycling of fluorescent lamps, primary cells, rechargeable cells, batteries
Sorting
Mercury, glass, electrodes, fluorescent powder, lead and plastic containers
Collection / transportation
Recycling plant
Final landfill site
Resource recovery

Assessment and appraisal

Our nationwide network of sales offices enables us to provide prompt assessments and appraisals for industrial waste services. We offer end-to-end support for waste disposal projects, including site assessment, contract preparation, logistics planning, and execution. Our experienced staff assist customers with the execution of both industrial waste consignment contracts and collection and transportation agreements, delivering tailored solutions that meet regulatory requirements and operational needs.

63

Collection, recovery, and removal services

We provide full-scale industrial waste collection and removal services across Japan (excluding Okinawa Prefecture), offering solutions for office decommissioning, facility closures, and large-scale equipment disposal. Secure transportation methods are used to prevent environmental contamination and information leakage. Where appropriate, we also support thermal recycling and material recycling processes to reduce landfill volumes and support sustainable waste treatment.

Intermediate treatment and recycling

Our intermediate treatment facilities perform sorting, dismantling, crushing, and other pre-processing functions to prepare waste for reuse or safe disposal. We combine manual disassembly with large-scale mechanical processing equipment to maximize recycling efficiency and recovery rates. We promote material recycling whenever feasible, in accordance with the waste type and customer goals.

Our recycling programs include:

●	Plastics and CO₂ Reduction: By diverting excess plastics from landfill and incineration, we reduce greenhouse gas emissions through proper sorting and shredding processes.

Thermal Recycling:

●	Crushed and separated waste plastics are repurposed as alternative fuels (e.g., fluff fuel) or used as input for power generation, promoting energy recovery.
●	Fluorescent Lamp Recycling: Fluorescent lamps—including straight, ring, and compact types—are safely dismantled into components (mercury, glass, electrodes, phosphor) and recycled in partnership with specialized vendors. Mercury, a hazardous substance, is recovered and reused.
●	Battery Recycling: We recycle both primary (e.g., manganese, alkaline, lithium) and secondary (e.g., nickel-cadmium, lithium-ion) batteries in cooperation with licensed partners. Waste fluids are neutralized, and lead and plastic casings are recovered for reuse. Consultation on insulation and safety countermeasures is also available.

Compliance support and certifications

We maintain a strong compliance framework with dedicated legal specialists who assist customers with regulatory questions, contract structures, and the issuance of proper industrial waste manifests—both in paper and digital formats. Our operations adhere to multiple international standards, including:

●	ISO 14001 – Environmental Management
●	ISO 27001 – Information Security Management
●	ISO 9001 – Quality Management
●	ISO 45001 – Occupational Health and Safety

These certifications reflect our commitment to safety, quality, transparency, and regulatory compliance in all aspects of our industrial waste operations. We also maintain internal compliance protocols, including third-party legal reviews, to ensure adherence to national and local laws and continuous improvement of our systems and controls.

64

Engineering and Consulting Services

Koei US provides high-value technical services to clients in the energy, manufacturing, and industrial sectors. Our offerings include:

●	Project and discipline engineering;

●	Systems integration;

●	Operational risk analysis and mitigation consulting; and

●	Strategic advisory for infrastructure modernization.

These offerings are delivered under a flexible, remote-first model and fully licensed in the state of Texas. As we grow internationally, we plan to scale these engineering and consulting capabilities across Japan and Southeast Asia, where demand for secure infrastructure development and ESG-aligned modernization is rising.

Our engineering and consulting services follow industry best practices and are designed to support secure transitions across digital infrastructure, OT systems, and data center environments. By integrating these services with physical asset recovery and recycling, we deliver a differentiated full-lifecycle offering—from strategic planning to execution and compliance assurance.

We believe that these high-margin, knowledge-based services complement our asset disposition platform by providing strategic guidance to customers navigating digital transformation, infrastructure modernization, and sustainability initiatives.

Technology Development and Innovation

We are exploring proprietary technologies that build on decades of field experience across recycling, ITAD, and engineering. Our innovation strategy focuses on:

●	Operational and process automation tools and systems utilizing AI;

●	Enhanced environmental and data security; and

●	New commercial applications in resource recovery and infrastructure lifecycle management.

These initiatives are designed to strengthen scalability, improve customer value, and support long-term competitive differentiation in global circular economy and digital infrastructure markets.

Growth Strategies

Koei is focused on disciplined international expansion, margin-enhancing service integration, and innovation to capture long-term demand for secure, compliant, and sustainable asset disposition, recycling, OTAD, and high-value engineering and consulting services. Our strategy is built around proven operational foundations, scalable infrastructure, and targeted investment in growth markets.

Expand Our International Footprint with a Focus on Southeast Asia and North America

We are aiming to scale our Japanese operating model—characterized by strict regulatory compliance, operational transparency, and a commitment to ESG principles—into geographies undergoing rapid industrial and digital transformation.

●	Japan: We established EPJ Co., Ltd. in 2025 to expand our industrial waste treatment capacity and plan to launch a new ITAD center in the Kansai region to support domestic growth.

●	Singapore: We are evaluating mergers or acquisitions of local recyclers to accelerate market penetration and infrastructure scale.

●	Thailand: Through Koei Thailand, we plan to construct a dedicated ITAD center in the Sirachah region and are exploring strategic alliances with major domestic recycling firms.

●	United States: Our 2025 acquisition of a 51% stake in Texas-based Koei US enables entry into North America. We are targeting high-compliance and OT-centric segments underserved by traditional ITAD vendors.

65

Scale OTAD Capabilities

Through Koei US, we are investing in specialized OT service offering that serve sectors with complex industrial systems, including:

●	Energy;

●	Utilities;

●	Manufacturing; and

●	Logistics.

Our goal is to lead this emerging segment of our business by integrating secure decommissioning, industrial systems expertise, and compliance with industry standard cybersecurity and infrastructure risk frameworks. We believe that OTAD has the potential to be a high-value, under-addressed category that complements our core recycling and ITAD operations.

Deepen Customer Engagement Through Cross-Selling and Bundled Solutions

We are seeking to enhance customer value and wallet share by offering bundled, lifecycle-oriented service packages that combine:

●	Material recycling;

●	ITAD and OTAD;

●	Industrial waste management; and

●	Engineering and consulting services.

We believe that this approach allows us to serve as a single-source provider for customers navigating infrastructure modernization, ESG targets, and end-of-life compliance challenges.

Expand Industrial Waste Management Capacity and Efficiency

Through EPJ Co., Ltd., we are enhancing our industrial waste operations in Japan by:

●	Expanding intermediate treatment capacity;

●	Optimizing transportation and logistics; and

●	Deploying mobile processing units, including secure on-site shredding vehicles.

We believe that these improvements will increase throughput, improve client coverage, and support margin stability through greater operational leverage.

Pursue Strategic Acquisitions and Partnerships

We are actively evaluating selective acquisitions and alliances to strengthen our platform. Focus areas include:

●	Local ITAD and recycling providers in target markets;

●	Specialized engineering, consulting, or environmental service firms; and

●	Adjacent verticals such as industrial or medical waste management.

Our M&A strategy is guided by operational and financial discipline, with a focus on cultural fit, regulatory readiness, and synergies that support our platform’s long-term scalability.

66

Enhance Margin Profile Through High-Value Engineering and Advisory Services

We aim to continue scaling our consulting services—currently anchored by Koei US—in the U.S. and planning phased expansion into Japan and Southeast Asia. These services include:

●	Project and discipline engineering;

●	Systems integration; and

●	OT/IT modernization consulting.

We believe that these engagements can provide high-margin revenue, increase retention, and position Koei as a lifecycle partner rather than a commodity vendor.

Develop Proprietary Technologies to Support Scalability and Competitive Advantage

We are pursuing the development of proprietary tools and platforms to improve:

●	Asset handling, classification, and tracking;

●	Automation of recycling and data destruction workflows; and

●	Operational and process data and workflow management.

These efforts are designed to support scalability, protect margins, and create defensible advantages in an increasingly digital and compliance-driven asset lifecycle market.

Our Partnerships

Yokohama Urban Solution Alliance

Yokohama Urban Solution Alliance (“YUSA”) was established on July 6, 2017, by small and medium-sized companies in Yokohama in response to Yokohama City’s move to strengthen the functions of the Yokohama Partnership of Resources and Technologies (Y-PORT) Center, in order to expand opportunities for overseas infrastructure business and contribute to solving urban issues in emerging countries. Y-PORT is an initiative by the City of Yokohama aimed at sharing the city’s urban development expertise with emerging countries especially in the Asia Pacific area. By leveraging Yokohama’s experience in overcoming urban challenges, Y-PORT seeks to co-create innovative smart urban solutions tailored to the specific needs of partner cities. Our Chief Executive Officer, President and Representative Director, Mamoru Iwamoto serves as a director of YUSA.

YUSA is an organization that aims to promote international cooperation through public-private partnerships and create business opportunities for local companies by solving urban issues in emerging countries. To this end, we are developing activities in cooperation with YUSA based on the following three pillars.

●	Research: Commissioned research on overseas infrastructure business from overseas private companies, the Japanese government, and international aid organizations (including re-commissioning from domestic private companies). We invite participating companies and conduct a survey with member companies.
●	Project formation support: Based on the seeds generated from research projects, we provide information for the formation of individual projects and coordinate operations (promoting partnerships between member companies, identification of investment partners, introduction of support systems, various application support, introduction of partner organizations, etc.).
●	Promotion: Provide information on the technologies and services of member companies via the internet, international conferences, and networks of partner offices. In addition to matchmaking and business meetings with target cities and companies, we will promote the exchange of information among member companies and promote the packaging of solutions for urban issues.

67

Customers and Suppliers

Customers

Koei serves a diverse and expanding customer base that includes multinational corporations, public-sector entities, infrastructure operators, and industrial enterprises. Our integrated platform—spanning recycling, ITAD, industrial waste management, and engineering and consulting—allows us to address complex, evolving customer needs across geographies and industries.

We operate primarily under a Business-to-Business (B2B) model, serving organizations that prioritize regulatory compliance, data security, and environmental stewardship. While our current focus is institutional, we are evaluating future service models to reach individual consumers through mobile or digital offerings.

Large Enterprises and Multinational Corporations

We provide end-to-end lifecycle solutions to large enterprises and multinational corporations across:

●	Finance and insurance;

●	Energy and utilities;

●	Manufacturing and industrial automation;

●	Technology and telecommunications; and

●	Logistics and supply chain.

Public Sector and Government Agencies

We serve municipal and national entities managing sensitive IT assets and regulated waste. We believe that our track record of compliance, chain-of-custody integrity, and ISO/R2v3 credentials make us a trusted partner for mission-critical projects—particularly in Japan, where we hold licenses in 46 prefectures.

Infrastructure Operators and Industrial Enterprises

Through our OT asset management and engineering capabilities, we serve utilities, industrials, and logistics operators undergoing infrastructure modernization. These clients depend on us for secure decommissioning and upgrades of SCADA systems, PLCs, ruggedized computing, and legacy control equipment—delivered with technical assurance and regulatory alignment.

Data Centers and Cloud Infrastructure Providers

We support hyperscale and enterprise data centers with:

●	ITAD;

●	On-site or off-site data destruction;

●	Certified downstream recycling; and

●	Critical material recovery.

This is expected to be a fast-growing segment for Koei, especially in regions like Texas and Southeast Asia where AI and cloud infrastructure are rapidly scaling.

Small and Medium-Sized Enterprises (SMEs)

In Japan, we support SMEs through mobile shredding units and modular service offerings. These solutions enable on-site secure data destruction and flexible recycling for clients with lower volume but high compliance needs. We plan to expand similar service formats into Singapore and Thailand.

68

Customer Acquisition and Digital Marketing

We leverage performance-driven digital marketing strategies across key regions. Between August 2023 and July 2024:

●	Japan: Generated 46,199 website clicks and 120 customer orders.

●	Singapore: Generated 5,995 clicks and 111 customer orders.

Our campaigns focus on high-conversion landing pages and targeted search advertising. We continue to refine our digital strategy to cost-effectively grow demand and conversion in high-priority regions.

Material Sourcing

Our material inputs are sourced from a wide range of upstream channels:

●	45% from home appliance recycling facilities;

●	26% from manufacturers;

●	20% from IT and telecommunications companies;

●	7% from leasing companies; and

●	2% from government agencies and institutional sources.

This diversified sourcing ensures consistent volumes, pricing resilience, and alignment with customer ESG and compliance priorities.

Suppliers

A large percentage of the supplier attributes are home appliance recycling plants and manufactures, followed by IT and telecommunications companies.

Supplier Attributes	Purchase Ratio
Home appliance recycling plant	45%
Manufacturers (companies that generate unnecessary non-ferrous metals and industrial waste in the manufacturing process)	26%
IT and telecommunications / ICT companies	20%
Leasing companies (asset disposal)	7%
Central government offices, municipalities, the Metropolitan Police Department, airlines, banks, etc.	2%

Concentration of Customers and Suppliers

Customers

For the years ended February 28, 2025 and February 29, 2024, with respect to our sales of recycled materials business, we reported total revenues of US$[              ] and US$34,112,949, respectively.

It is the nature of our business that a high concentration of our revenue is derived from the sales of recycled materials business and therefore when we sell our recycled materials there is a tendency to have large customers who purchase our materials. It is important to build trust in our business relationship by continuing providing high quality and purity materials which include metals such as gold, silver, copper, palladium, aluminum, and iron. With such effort, these customers are repeat customers, generating a large percentage of our revenues. We rely on these purchasers and there is a risk that these purchasers may be unable to make payment under their obligations to us thereby affecting our revenues.

During the year ended February 28, 2025, we generated [  ]%, [  ]% and [  ]% of total revenues from three customers, Customers [  ], [  ] and [  ], respectively. During the year ended February 29, 2024, we generated 11% and 16% of total revenues from two customers, PI CollaboTech, Inc. and Jyougen Sangyou Co., Ltd., respectively.

69

Suppliers

Suppliers for our material recycling business includes home appliance recycling plants, manufacturers and IT and telecommunications/ ICT companies for the purchase mainly of Information Technology (“IT”) equipment, Office Automation System (“OA”) equipment, disassembled home appliances, circuit boards, and nonferrous metals.

During the year ended February 28, 2025, we made [  ]% of total purchases from one supplier, [  ]. During the year ended February 29, 2024, we made 11% of total purchases from one supplier, Nishinihon Kaden Recycle Corporation.

Key Benefits to Customers

Koei provides enterprise, government, and industrial clients with an integrated, end-to-end platform for secure, compliant, and sustainable management of technology assets, OT systems, and industrial waste. Our bundled solutions help customers reduce risk, meet regulatory and ESG requirements, and enhance operational efficiency throughout the asset lifecycle.

Comprehensive Lifecycle Solutions

We deliver full-spectrum capabilities—from decommissioning and data erasure to material recovery, industrial waste treatment, and infrastructure engineering and consulting. By combining ITAD, OTAD, recycling, and engineering services under one roof, we seek to simplify vendor management, reduce total cost of ownership, and improve project coordination for our customers.

Secure Data Destruction and Regulatory Assurance

Our services comply with globally recognized standards, including:

●	ISO27001 – Information Security;

●	ISO9001 – Quality Management;

●	ISO14001 – Environmental Management;

●	ISO45001 – Occupational Health and Safety; and

●	R2v3 – Responsible Recycling.

We offer certified data erasure, auditable chain-of-custody protocols, and secure physical destruction, helping clients safeguard sensitive data and meet jurisdiction-specific privacy, ESG, and environmental disclosure obligations.

These frameworks aim to provide additional assurance to infrastructure operators and regulated industries managing complex digital and physical transitions.

Specialized OT Asset Management Expertise

Through Koei US, we offer specialized OT asset management services tailored to operational infrastructure—such as SCADA systems, PLC networks, and ruggedized computing hardware—across sectors like energy, logistics, manufacturing, and utilities. We believe that our combined technical and regulatory expertise allows us to manage assets that are beyond the scope of conventional ITAD providers, reducing customer risk in highly regulated or mission-critical environments.

70

High-Value Engineering and Consulting Services

Koei US’s engineering and consulting team provides strategic and technical advisory support for infrastructure modernization and digital transformation projects. We believe that these high-margin, knowledge-based services complement our physical asset recovery offerings, enabling us to support clients through planning, execution, and compliance.

Sustainability and Circular Economy Enablement

Our recycling and ITAD operations help clients meet their sustainability and net-zero goals by:

●	Diverting materials from landfill;

●	Reducing scope 3 emissions;

●	Recovering critical raw materials;

●	Enabling reuse through refurbishment; and

●	Providing auditable ESG documentation through internationally recognized reporting frameworks.

We also support closed-loop recovery programs and resource efficiency mandates for multinational clients, public-sector agencies, and infrastructure operators.

Industry Overview and Market Opportunity

Koei operates at the intersection of two dynamic global sectors: resource recycling and asset disposition. Macroeconomic trends, regulatory pressures, rapid digital infrastructure expansion and technological shifts accelerating critical mineral demand are driving heightened demand for secure, compliant, and sustainable solutions to manage the lifecycle of digital infrastructure, operational technology systems, and industrial materials. We believe that Koei is positioned to capitalize on accelerating global demand for secure, compliant, and sustainable lifecycle solutions across ITAD, recycling, and engineering and consulting services.

Global Resource Recovery and Circular Economy Trends

As governments and enterprises transition toward sustainable, circular models, there is a growing imperative to minimize waste and reintroduce materials into productive use. According to the International Resource Panel, global material extraction has more than tripled in the past five decades, intensifying pressure on ecosystems and supply chains.

In response, regulatory and corporate initiatives are increasingly prioritizing the recovery of high-value secondary raw materials—particularly gold, copper, palladium, and rare earth elements—essential to electronics, renewable energy systems, and advanced manufacturing. We believe that companies like Koei, with expertise in disassembly, sorting, and metal recovery, are critical to this supply chain.

Rising E-Waste Volumes and End-of-Life Asset Turnover

The Global E-waste Monitor 2024 reports that 62 million metric tons of e-waste were generated worldwide in 2023, with annual growth exceeding 2 million tons. Less than 20% of this volume is formally collected and recycled. Organizations face mounting challenges managing large inventories of end-of-life assets—ranging from smartphones to industrial control systems—amid increasing scrutiny over data privacy, traceability, and environmental performance. The accelerated deployment of AI, cloud computing, and hyperscale infrastructure is further shortening asset lifecycles, amplifying the need for secure, sustainable ITAD and recycling services.

71

Japan’s Regulatory Leadership in Waste Management

Japan is among the most tightly regulated waste management environments globally. Operators must comply with the Waste Management and Public Cleansing Act, Secondhand Goods Business Act, Air and Water Pollution Control Acts, Fire Service Act, and other stringent frameworks that govern licensing, documentation, and environmental safety.

Koei Japan holds waste collection and treatment licenses in 46 of Japan’s 47 prefectures (excluding Okinawa) and operates intermediate treatment centers in Yokohama and Kitakyushu. Our operations are certified under ISO9001, ISO14001, ISO27001, ISO45001, and R2v3—demonstrating rigorous adherence to global standards. Long-term experience navigating these conditions serves as a strategic asset as we expand internationally.

Digital Infrastructure Modernization and OTAD Growth

Digital transformation in sectors such as energy, manufacturing, logistics, and infrastructure is expanding the footprint of operational technology (“OT”) systems—including supervisor control and data acquisition (“SCADA”) components, industrial sensors, programmable logic controllers (PLCs), and ruggedized computing hardware.

As legacy systems are replaced with next-generation technologies, there is increasing demand for OTAD solutions that combine secure decommissioning with the application of technical expertise. Conventional ITAD vendors often lack the technical expertise or infrastructure required to manage these complex systems.

Through Koei US, we are building targeted capabilities to address this growing need—particularly in Texas, where critical energy and data infrastructure drive demand for secure OTAD services that align with U.S. frameworks.

Tightening Global Regulation and ESG Pressures

Regulators worldwide are imposing stricter mandates on data protection, environmental performance, and responsible material handling. Enterprises and public institutions face mounting pressure to demonstrate compliance with global frameworks. Koei’s licenses, certifications, and operational transparency position us to serve as both a qualified vendor and trusted partner in helping clients meet these evolving obligations.

Rising Demand for Critical Material Recovery

Supply chain vulnerabilities and geopolitical instability have made the recovery of critical raw materials—such as gold, copper, palladium, and rare earth elements—a strategic priority. The growth of renewable energy, electric vehicles, and AI-driven systems is amplifying global competition for these inputs.

Koei’s material recovery operations help reduce dependence on virgin extraction and directly support customer sustainability, resiliency, and resource security goals aligned with circular economy principles.

Emerging Growth Markets in Southeast Asia and North America

Southeast Asia is undergoing rapid industrialization, digital infrastructure investment, and regulatory maturation—creating fertile ground for Koei’s Japanese operating model. We are expanding in Singapore and Thailand to meet rising institutional demand for secure, auditable, and ESG-aligned recycling and ITAD services.

In the United States, market interest is shifting toward integrated lifecycle solutions that meet sustainability mandates, data security needs, and regulatory compliance. Koei US provides an established foothold for us to deliver high-value services into a mature but evolving market.

72

ITAD (IT Asset Disposition) Regional Markets

Global Market Insights Inc. Report Title: IT Asset Disposition (ITAD) Market, 2023 – 2032.

The IT asset market, comprised of smartphones, computers, laptops, tablets, servers, and many other corporate devices, is projected to grow at a compound annual growth rate (CAGR) of 8.4% globally through 2032.

Global Market Insights Inc. Report Title: IT Asset Disposition (ITAD) Market, 2023 – 2032.

The Asia Pacific region is undergoing rapid industrialization, digital infrastructure investment, and regulatory maturation, fostering attractive conditions to drive the sustainable and scalable expansion of Koei’s Japanese operating model. According to industry research, the Asia-Pacific ITAD market reached approximately $4.0 billion in 2023 and is expected to grow at a CAGR of 8.6% through 2032. Countries such as China, Japan, and Singapore are leading this growth, propelled by expanding data center footprints, rising consumer electronics consumption, and the formalization of previously informal e-waste sectors. As data protection regulations continue to mature and enterprises seek environmentally responsible asset disposition partners, the opportunities for secure, compliant, and scalable ITAD solutions in the region will continue to be attractive.

In the United States, market focus is shifting toward integrated lifecycle solutions that meet sustainability mandates, data security needs, and regulatory compliance. The North American ITAD market is expected to grow at a compound annual rate of 7.8% through 2032, and Koei US provides an established foothold for us to leverage our core competencies in ITAD while delivering high-value services and diversifying our geographic footprint. Regulatory requirements continue to drive demand for the secure and auditable disposition of retired IT assets, and enterprises typically operate on shorter refresh cycles, generating a consistent flow of decommissioned IT equipment that requires certified data destruction and asset recovery.

Taken together, the Asia-Pacific and North American markets represent a substantial opportunity that aligns with our global growth strategy and value proposition as an ITAD partner that delivers secure, sustainable solutions.

73

Regional Material Recycling Markets

The Asia-Pacific region presents a significant and expanding addressable market for material recycling, driven by rapid industrialization, urbanization, and increasing environmental regulations. In 2023, the region’s metal recycling market generated approximately $435.9 billion in revenue and is projected to reach $607.8 billion by 2030, growing at a 4.9% CAGR. 1 A significant portion of this growth is attributed to non-ferrous metals, such as aluminum and copper, that can maintain their chemical properties through repeated recycling and reprocessing and be recycled indefinitely. In 2023, the non-ferrous scrap recycling market in Asia-Pacific was valued at $307.5 billion, with expectations to reach $425.8 billion by 2030, reflecting a 4.8% CAGR. 2 Supply chain constraints and the strategic need for secure access to critical materials are driving investments in domestic recovery capabilities, and as consumption of electronics, electric vehicles, and renewable energy infrastructure continues to surge across the region, so does the volume of recoverable high-value materials, making Asia-Pacific a core target for scalable, sustainable recycling operations.

North America has well established recycling infrastructure with strong demand for recovered metals, plastics, and critical minerals, particularly non-ferrous metal recovery. In 2023, the non-ferrous scrap recycling market in North America was valued at $86.0 billion, with projections to reach $100.0 billion by 2030, growing at a 2.2% CAGR. 3 The United States alone accounted for $45.8 billion of this market in 2023, with expectations to reach $51.9 billion by 2030, growing at a 1.8% CAGR. 4 Key drivers include the demand for recycled metals in industries such as automotive, electronics, and infrastructure, as well as regulatory pressures for sustainable practices.

While North America presents an attractive opportunity, our strategic focus remains largely on the Asia-Pacific region where we have the majority of our processing facilities.

Industrial Waste Division

Japan’s industrial waste market continues to present a substantial and highly regulated addressable opportunity, underpinned by the country’s advanced manufacturing base, stringent environmental standards, and strong governmental oversight of waste management practices. As of 2023, Japan generated over 40 million metric tons of industrial waste annually, with the market for industrial waste treatment and disposal services valued at approximately $66 billion and projected to grow steadily due to ongoing infrastructure modernization, ESG mandates, and a national push toward circular economy models. 56 Operating in this market requires a complex set of permits and licenses issued at the prefectural level, reflecting the localized nature of Japan’s waste management regulatory framework. Being licensed to handle industrial waste in 46 of Japan’s 47 prefectures offers a significant competitive advantage, enabling broad geographic coverage, operational agility, and access to national and multinational customers with footprints across multiple regions. This licensing footprint positions us as a rare provider capable of delivering fully compliant, scalable solutions across nearly the entire country.

Competition and Competitive Strengths

There are many competitors, from large companies to new entrants in our industry. Price competition with other companies in the same industry is considered to exist in every country, and price competition is essential for ITAD and materials. In Japan, our main competitors are the following three companies, but we seek to differentiate ourselves through our permits, certification standards, and environmental measures and have built a strong customer base.

●	Japan System Care Co., Ltd. is engaged in the ITAD business and reuse business.
●	Broadlink Co., Ltd is engaged in the ITAD business and reuse business.
●	Matsuda Sangyo Co., Ltd. is engaged in the precious metals and foods businesses.

We believe that Koei is uniquely positioned at the nexus of sustainability, digital transformation, and infrastructure modernization. We believe that our integrated platform, regulatory credibility, and technical capabilities distinguish us from both regional recyclers and global ITAD or engineering incumbents

1 https://www.grandviewresearch.com/horizon/outlook/metal-recycling-market/asia-pacific

2 https://www.grandviewresearch.com/horizon/outlook/non-ferrous-scrap-recycling-market/asia-pacific

3 https://www.grandviewresearch.com/horizon/outlook/non-ferrous-scrap-recycling-market/north-america

4 https://www.grandviewresearch.com/horizon/outlook/non-ferrous-scrap-recycling-market/united-states

5 https://www.statista.com/statistics/689389/japan-waste-volume-by-type

6 https://www.grandviewresearch.com/horizon/outlook/waste-management-market/japan

74

Leadership in One of the World’s Most Stringent Regulatory Markets

Our operations in Japan—a country with some of the strictest environmental and industrial waste regulations globally—demonstrate deep compliance expertise and institutional discipline. We maintain licenses in 46 of 47 prefectures, operate certified intermediate treatment facilities, and consistently pass rigorous inspections. We believe that this track record validates our ability to operate under high scrutiny and positions us to scale responsibly in other complex jurisdictions.

Integrated Full-Lifecycle Platform

Koei is one of the few providers globally offering end-to-end services across:

●	ITAD and OTAD;

●	Material recovery and resale;

●	Industrial waste collection and treatment; and

●	High-value engineering and infrastructure consulting.

We believe that this breadth enables us to serve as a single-source partner for clients requiring secure asset disposition, ESG compliance, and infrastructure modernization. Our bundled model delivers operational efficiency and customer value not available through fragmented or single-service vendors.

Deep Expertise in OT Asset Lifecycle Management

Through Koei US, we offer specialized OT asset management capabilities for secure decommissioning of SCADA systems, PLC networks, and ruggedized industrial computing equipment. These services meet OT industry standards and address a major gap in conventional ITAD offerings, making us uniquely qualified to serve energy, logistics, and industrial operators.

Scalable, Discipline-Based International Growth Strategy

We are exporting our proven Japanese operating model—characterized by its rigor, through documentation, and strong compliance standards—into Southeast Asia and North America. This model adapts to local frameworks while maintaining global service quality and audit standards. Our strategic and methodical expansion is designed to preserve margins, mitigate risk, and unlock sustainable growth opportunities across maturing ITAD, OTAD, and industrial recycling markets.

Recent Developments

In April 2024, the Company’s wholly owned subsidiary, KOEI JAPAN declared cash dividends of approximately US$133,000, which were distributed in June 2024.

In October 2024, the Company’s wholly owned subsidiary, KOEI JAPAN paid Eiko Iwamoto, the former corporate auditor of KOEI JAPAN and the wife of the Company’s CEO, a one-time retirement compensation of approximately US$518,000 according to the defined benefit plan to which she was entitled.

On March 10, 2025, Koei entered into an agreement to purchase 51% shares of Nufika LLC (“Nufika”) from Robert Wagner, the Company’s Chief Business Officer and a director and Hannah Wagner, who is Robert Wagner’s daughter. Nufika was formed on January 3, 2023, and is headquartered in Texas and has historically provided engineering and consulting services to the energy sector, with limited ITAD activities to date. Koei acquired Nufika for the purpose of business expansion in the US. The deal was closed on March 10, 2025, with total cash consideration of US$1,000,000. On February 26, 2025, Nufika was converted from an LLC to C-Corporation in Texas and has been renamed to “Koei US, Inc.”

In March 2025, Koei formed a wholly owned subsidiary, EPJ CO., LTD., incorporated in Japan to strengthen and expand our waste management operations in Japan, further supporting our strategic innovation agenda.

On May 8, 2025, the Company changed its name from DARINGATE CO., LTD., to Koei Group Co., Ltd.

Intellectual Property

Trademarks

The following tables summarize our registered trademarks, which were obtained from the Japan Patent Office, together with their issuance date and duration.

75

Trademarks	Registration Number	Date of Issuance	Duration
	6884017	January 9, 2025	January 9, 2035

	6894281	February 7, 2025	February 7, 2035

Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend any use or display by us of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

Patents

The Company does not currently have any held or applied for patents.

Material Agreements

The Company has not entered into any material agreements not made in the ordinary course of business. The Company’s business operations are conducted through standard agreements with customers, suppliers, and service providers in the ordinary course of business, none of which are considered material.

The standard agreements with customers include the following:

●	Basic Sales Agreement: Pursuant to Basic Sales Agreements (each a “BSA”) entered into with customers by an operating subsidiary of the Company, the Company agrees to sell either recycled materials or processed IT hardware, as set forth in the BSA, to the customer in exchange for an agreed upon fee. If either party experiences serious financial or legal trouble—such as bounced checks, bankruptcy filings, asset seizures, regulatory actions that may prevent or delay performance under the BSA, or enters into a resolution to dissolve, merge into a non-surviving entity, or transfer all or a significant part of its business—then any extended payment terms under the BSA are immediately forfeited and all outstanding obligations become due in full. If there is a clear inability or unwillingness to fulfill the obligations under the BSA or a breach of the BSA, the non-breaching party has the right to immediately terminate the BSA. Additionally, if BSA is terminated under these conditions or if either party breaches the BSA, the non-breaching party may seek compensation for any resulting damages. The BSA contains customary confidentiality, notice and compliance provisions typically included in such agreements.

●	Industrial Waste Collection, Transportation, and Disposal Outsourcing Basic Agreement: Pursuant to Industrial Waste Collection, Transportation, and Disposal Outsourcing Basic Agreements (each a “IWCTD Agreement”) entered into by an operating subsidiary of the Company with customers, the Company agrees to collect, transport and dispose of the customer’s industrial waste on their business site as set forth in the IWCTD Agreement in exchange for an agreed upon fee. The IWCTD Agreement can be terminated immediately by either party if the other party experiences serious financial or legal issues, such as bankruptcy, asset seizure, or if a material breach of the IWCTD Agreement occurs that is not corrected after notice. If termination occurs while unprocessed industrial waste remains, the breaching party remains responsible for ensuring proper collection, transport, and disposal of such waste. The IWCTD Agreement contains customary confidentiality, notice and compliance provisions typically included in such agreements.

The standard agreements with suppliers and service providers include the following:

Basic Sales and Purchase Agreement: Pursuant to Basic Sales Agreements (each a “BSA”) entered into with customers by an operating subsidiary of the Company, the Company agrees to purchase Information Technology (“IT”) equipment, Office Automation System (“OA”) equipment, disassembled home appliances, circuit boards, and nonferrous metals, as set forth in the BSA, from the customer in exchange for an agreed upon fee. If either party experiences serious financial or legal trouble—such as bounced checks, bankruptcy filings, asset seizures, regulatory actions that may prevent or delay performance under the BSA, or enters into a resolution to dissolve, merge into a non-surviving entity, or transfer all or a significant part of its business—then any extended payment terms under the BSA are immediately forfeited and all outstanding obligations become due in full. If there is a clear inability or unwillingness to fulfill the obligations under the BSA or a breach of the BSA, the non-breaching party has the right to immediately terminate the BSA. Additionally, if BSA is terminated under these conditions or if either party breaches the BSA, the non-breaching party may seek compensation for any resulting damages. The BSA contains customary confidentiality, notice and compliance provisions typically included in such agreements.

76

●	Industrial Waste Collection, Transportation, and Disposal Outsourcing Basic Agreement: Pursuant to Industrial Waste Collection, Transportation, and Disposal Outsourcing Basic Agreements (each a “IWCTD Agreement”) entered into by an operating subsidiary of the Company with a service provider, the Company agrees for the service provider to collect, transport and dispose of certain industrial waste as set forth in the IWCTD Agreement in exchange for an agreed upon fee. The IWCTD Agreement can be terminated immediately by either party if the other party experiences serious financial or legal issues, such as bankruptcy, asset seizure, or if a material breach of the IWCTD Agreement occurs that is not corrected after notice. If termination occurs while unprocessed industrial waste remains, the breaching party remains responsible for ensuring proper collection, transport, and disposal of such waste. The IWCTD Agreement contains customary confidentiality, notice and compliance provisions typically included in such agreements.

Government Regulation

The Company’s business operations are subject to various rules and regulations as follows.

Waste Management and Public Cleansing Law

The Waste Management and Public Cleansing Law (also referred to as the Waste Disposal and Public Cleansing Law) is Japan’s primary legislation for the disposal, management, and recycling of waste. Enacted to ensure the proper treatment of waste, this law aims to promote environmental protection by preventing pollution and fostering the sustainable use of resources through recycling. It establishes guidelines for the collection, transportation, intermediate treatment, and final disposal of waste, mandating strict compliance to minimize environmental harm.

The 1991 revision introduced a registration system for waste recycling business operators, requiring companies engaged in the recycling of industrial and general waste to obtain certification and adhere to standards for waste handling and disposal. Under this system, operators must meet specific requirements related to facility standards, operational methods, and environmental safeguards. Businesses are also required to submit periodic reports and undergo inspections to ensure compliance with applicable laws and regulations. Accordingly, the Company has obtained a Waste Recycling Business Operator Registration Certificate and Industrial Waste Disposal License.

Violations of the Waste Management and Public Cleansing Law can result in administrative penalties, fines, suspension of operations, or criminal prosecution. Additionally, companies may face reputational harm and the loss of operational permits if found in violation. The law places a strong emphasis on transparency and accountability, requiring waste management operators to maintain accurate manifests that document the type, quantity, and treatment of waste handled.

This law is foundational to the Company’s business activities, as it governs the collection, transportation, and recycling of waste materials, including hazardous and non-hazardous waste, ensuring operations align with Japan’s environmental protection goals.

Secondhand Goods Business Act (SING Secondhand goods dealer)

The Secondhand Goods Business Act is a Japanese regulation that governs businesses involved in the purchase, sale, or exchange of “secondhand goods” to ensure the proper management of such transactions and prevent the distribution of stolen or illegal items. Under this law, companies engaging in secondhand goods transactions, including the recycling and resale of items such as IT equipment, office automation systems, and home appliances, are required to obtain a Secondhand Goods Dealer License from the relevant police department.

77

The licensing process involves submitting an application with detailed information about the business, its premises, and key personnel. Once issued, the license must be prominently displayed at the place of business. Licensed dealers are also required to maintain detailed transaction records, including the identification of sellers and buyers, the type and condition of goods, and transaction dates, to ensure traceability and deter illegal activities.

Failure to comply with the requirements of the Secondhand Goods Business Act, such as operating without a license, improper record-keeping, or dealing in stolen goods, can result in penalties, suspension of business operations, or revocation of the license. This law plays a vital role in ensuring transparency and security in the secondhand goods market, and adherence is critical for the company’s operations, particularly in the recycling and resale of IT and office automation equipment.

Accordingly, the Company has obtained a Secondhand Goods Dealer License from Kanagawa Prefectural Public Safety Commission.

Fire Service Act

The Fire Service Act is a fundamental law in Japan designed to prevent, guard against, and suppress fires, as well as to protect the lives, health, and property of citizens in the event of a fire. This law establishes comprehensive regulations for fire safety, including the proper design, construction, and maintenance of buildings, facilities, and equipment to minimize fire risks. It also sets requirements for fire prevention measures, such as the installation of fire alarms, sprinklers, extinguishers, and fire-resistant materials.

Businesses are required to comply with fire safety regulations based on the size, type, and purpose of their facilities. This includes conducting regular inspections, maintaining fire equipment, and ensuring that evacuation routes and emergency exits are unobstructed and clearly marked. For facilities handling flammable or hazardous materials, such as those involved in recycling and industrial waste management, the Act imposes stricter safety measures to prevent fire outbreaks and mitigate potential hazards.

The law also mandates periodic fire drills and safety training for employees to prepare for emergencies and minimize risks. Non-compliance with the Fire Service Act, such as inadequate safety equipment or failure to conduct required inspections, can result in administrative penalties, fines, or suspension of business operations. Ensuring full compliance with this Act is critical for the Company, especially given its handling of combustible materials during recycling and waste treatment processes. Our Company complies with these regulations.

Noise Regulation Law and Vibration Regulation Law

The Noise Regulation Law and Vibration Regulation Law are Japanese environmental laws designed to mitigate pollution from noise and vibration, thereby protecting the health and well-being of people as well as preserving the surrounding environment. These laws establish standards for acceptable levels of noise and vibration based on the type of area (e.g., residential, industrial, or commercial zones) and the time of day, with stricter limits typically applied to residential and night-time areas.

Under the Noise Regulation Law, businesses and facilities that generate significant noise, such as those involving heavy machinery, transportation, or industrial processes like recycling and waste treatment, must ensure that their operations stay within prescribed noise limits. Similarly, the Vibration Regulation Law applies to equipment or activities that produce vibrations, requiring businesses to implement measures to reduce their impact, such as installing vibration-dampening devices or conducting operations during permitted hours.

Both laws mandate periodic monitoring of noise and vibration levels and may require businesses to submit reports or undergo inspections by local authorities. Failure to comply with these regulations can result in administrative penalties, fines, or restrictions on business operations. For the Company, which operates recycling centers and handles industrial waste using large crushers and other heavy equipment, adherence to these laws is critical to maintaining community relations, avoiding regulatory action, and ensuring sustainable operations. Our Company complies with these regulations.

78

Air Pollution Control Law and Water Pollution Control Law

The Air Pollution Control Law and Water Pollution Control Law are key environmental regulations in Japan aimed at preventing and mitigating air and water pollution, thereby protecting public health and preserving ecosystems.

The Air Pollution Control Law establishes standards to limit emissions of harmful substances, such as sulfur oxides (SOx), nitrogen oxides (NOx), particulate matter, and hazardous chemicals, from industrial facilities and machinery. Businesses are required to install and maintain appropriate air pollution control devices, such as filters and scrubbers, to reduce emissions. Additionally, the law mandates monitoring and reporting of air quality metrics to ensure compliance with established standards. Facilities that generate significant dust, such as recycling plants using large crushers, must take preventive measures to minimize airborne particles that can lead to pneumoconiosis or other respiratory health risks.

The Water Pollution Control Law focuses on the prevention of water contamination by regulating the discharge of wastewater and hazardous substances into public water systems, rivers, and oceans. It sets effluent standards for industries to control pollutants such as heavy metals, organic compounds, and other toxic substances. Businesses are required to treat wastewater before discharge and conduct regular water quality testing to ensure compliance with permissible levels.

The Company, which operates recycling centers and handles industrial waste, must adhere to these laws by implementing robust air and water pollution control measures, including the voluntary measurement of dust and water quality. Non-compliance with these laws can result in penalties, operational restrictions, or reputational damage. Maintaining compliance is critical to safeguarding the environment, supporting sustainable operations, and fostering positive relations with regulatory authorities and local communities. Our Company complies with these regulations.

Labor Standards Act, Industrial Safety and Health Act, and Working Environment Measurement Act

The Labor Standards Act, Industrial Safety and Health Act, and Working Environment Measurement Act are cornerstone regulations in Japan designed to protect the rights, safety, and health of workers by establishing minimum labor standards and workplace safety requirements.

The Labor Standards Act ensures that employees are safeguarded from harsh or unfair labor practices by setting minimum standards for wages, working hours, overtime pay, rest periods, and holidays. It also regulates employment contracts and prohibits forced labor, child labor, and gender discrimination. Employers are required to provide fair and humane working conditions and to maintain clear and transparent labor policies.

The Industrial Safety and Health Act focuses on ensuring the physical and mental well-being of workers by mandating safety measures in the workplace. This includes the prevention of occupational accidents through risk assessments, the use of protective equipment, regular health check-ups for employees, and the establishment of safety and health committees in workplaces with a certain number of employees. Employers must also provide safety training to employees, especially when handling hazardous materials or operating heavy machinery, as is common in recycling and industrial waste management facilities.

The Working Environment Measurement Act complements the Industrial Safety and Health Act by requiring employers to monitor and control harmful environmental factors in the workplace, such as dust, noise, vibration, toxic substances, and extreme temperatures. Employers must conduct regular workplace measurements and assessments to ensure compliance with acceptable thresholds for these factors, and they must implement corrective actions if standards are not met.

79

Non-compliance with these laws can result in legal penalties, operational shutdowns, and reputational damage. For the company, which operates recycling centers and handles hazardous and heavy materials, strict adherence to these laws is essential to protect employees, maintain regulatory compliance, and ensure a safe and productive working environment. Our Company complies with these regulations.

ISO Standards (International Organization for Standardization)

The International Organization for Standardization (ISO) develops and publishes international standards to ensure consistency, quality, and safety in products, services, processes, materials, and systems. These standards facilitate global trade by establishing universally recognized benchmarks, enabling organizations to meet customer expectations, comply with regulations, and improve operational efficiency. ISO standards also promote environmental sustainability, information security, and occupational health and safety, ensuring that businesses provide products and services at a globally consistent level of quality and safety.

The Company has achieved certification in the following standards:

● ISO14001:2015: This standard outlines the requirements for an effective Environmental Management System (EMS), helping organizations minimize their environmental impact by systematically managing resources, reducing waste, and adhering to environmental laws and regulations.

● ISO/IEC27001:2013: This is the internationally recognized standard for Information Security Management Systems (ISMS), designed to protect sensitive company and customer information from breaches and cyber threats. Certification demonstrates the company’s commitment to securing data and managing information risks effectively.

● ISO9001:2015: This standard specifies requirements for a Quality Management System (QMS), ensuring that the company consistently provides products and services that meet customer and regulatory requirements while fostering continuous improvement.

● ISO45001:2018: This standard focuses on Occupational Health and Safety (OHS), providing a framework to improve workplace safety, reduce risks, and create healthier working environments for employees. Certification demonstrates the company’s dedication to protecting its workforce.

● R2 Certification: The Responsible Recycling (R2) certification is a globally recognized standard specifically for the electronics recycling industry. It ensures that organizations adhere to best practices for the responsible reuse, repair, recycling, and disposition of electronic equipment while prioritizing worker health, safety, and environmental protection.

These certifications reflect the Company’s commitment to maintaining high standards in environmental stewardship, information security, quality management, occupational safety, and responsible recycling practices.

Registration of Fluorocarbons Recovery Operators

Our Company is registered with the Japanese government as a Class I Fluorocarbon Recovery Operator, demonstrating our commitment to the proper recovery, management, and disposal of chlorofluorocarbons (CFCs) and other fluorinated gases. These substances, commonly found in refrigeration, air conditioning equipment, and vending machines, are known to contribute significantly to ozone depletion and global warming if improperly handled.

As a certified operator, we adhere to strict guidelines for the safe recovery, transport, and disposal of CFCs, ensuring compliance with the Act on Rational Use and Proper Management of Fluorocarbons. This includes deploying trained personnel to conduct recovery operations using specialized equipment and issuing CFC Recovery Certificates to confirm proper handling.

Failure to comply with these regulatory requirements can result in penalties and reputational harm. Our registration and commitment to environmentally responsible practices reflect our dedication to reducing greenhouse gas emissions, protecting the ozone layer, and supporting Japan’s broader environmental protection goals.

80

Act on the Protection of Personal Information

The “Act on the Protection of Personal Information” and related guidelines impose various requirements on businesses that use databases containing personal information, such as appropriate storage of personal information and restrictions on sharing information with third parties. If the Personal Information Protection Commission or other relevant authorities order measures necessary to comply with the law and we fail to comply, the Company may face criminal or administrative penalties. Recent amendments have expanded the scope of the Act on the Protection of Personal Information to include anonymized data, pseudonymized data, and personal identification information.

Corporate History

Founder Shares

On August 8, 2024, DARINGATE CO., LTD. (now known as Koei Group Co., Ltd. (“Koei Group”)) issued (i) 146 common shares to Mamoru Iwamoto for ¥______, (ii) 120 common shares to Ryuma Iwamoto for ¥_______, and (iii) 20 common shares to Eiko Iwamoto for ¥_______.

Service Agreement

On April 11, 2024 (“Effective Date”), Koei Japan (formerly Koei Shoji Co., Ltd.) entered into a Service Agreement (the “Service Agreement”) with HeartCore Enterprises, Inc. (“HeartCore”). Pursuant to the terms of the Service Agreement, HeartCore agreed to provide Koei Japan and its affiliates, including Koei Group (the registrant), certain services, including the following (collectively, the “Services”):

(i)	Assistance with introductions to law firms, underwriters and auditing firms to support Koei Group’s selection process, at its sole discretion;
(ii)	Assisting in the preparation of documentation for internal controls required for an initial public offering by Koei Group;
(iii)	Providing support services to remove problematic accounting accounts upon listing;
(iv)	Translation of requested documents into English;
(v)	Attend and, if requested by Koei Group, lead meetings with Koei Group’s management and employees;
(vi)	Provide Koei Group with support services related to the Koei Group’s NYSE American or the Nasdaq listing;
(vii)	Conversion of accounting data from Japanese standards to U.S. GAAP;
(viii)	Services to remove problematic accounting accounts upon listing;
(ix)	Support for Koei Group’s negotiations with the audit firm;
(x)	Assist in the preparation of S-1 or F-1 filings;
(xi)	Creation of English web page; and
(xii)	Preparing an investor presentation/deck and executive summary of Koei Group’s business and operations.

In providing the Services, HeartCore will not render legal advice or perform accounting services and will not act as an investment advisor or broker/dealer. Pursuant to the terms of the Service Agreement, the parties agreed that HeartCore will not provide the following services, among others: negotiation of the sale of Koei Group’s securities; participation in discussions between Koei Group and potential investors; assisting in structuring any transactions involving the sale of Koei Group’s securities; pre-screening of potential investors; due diligence activities; nor providing advice relating to valuation of or financial advisability of any investments in Koei Group.

81

Pursuant to the terms of the Service Agreement, Koei Group agreed to compensate HeartCore as follows in return for the provision of Services during the eighth-month term:

(a)	$500,000, to be paid as follows: (i) $200,000 on the Effective Date; (ii) $150,000 on the three-month anniversary of the Effective Date; and (iii) $150,000 on the date that Koei Group first files a Form S-1, Form F-1, Form S-4, Form F-4 or any similar or replacement form with the SEC with respect to any transaction which is reasonably expected to result in the Trigger Date (as defined below); and

(b)	Issuance by Koei Group to HeartCore of a common share purchase warrant (the “Warrant”), deemed fully earned and vested as of the Effective Date, to acquire a number of shares of capital stock of Koei Group, to initially be equal to 3% of the fully diluted share capital of Koei Group as of the Effective Date, subject to adjustment as set forth in the Warrant.

For any services performed by HeartCore beyond the Term, Koei Group will compensate HeartCore for Services at the rate of $150 per hour, based on the hours spent by personnel of Koei Group.

The term of the Service Agreement’s will continue until eight months after the Effective Date, unless sooner terminated in accordance with the terms of the Service Agreement (the “Term”). The Service Agreement may be terminated at any time by either party upon notice to the other party.

The foregoing description of the Service Agreement is qualified in its entirety by reference to the Service Agreement, a copy of which is filed as Exhibit 10.1 to the registration statement of which this prospectus forms a part.

Warrant

On __________, 2025, Koei Group issued the Warrant to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of Koei Group. Pursuant to the terms of the Warrant, Koei Group may, at any time (i) on or after the earlier of the date that either (a) Koei Group completes its first initial public offering of stock in the U.S. resulting in any class of Koei Group’s stock being listed for trading on any tier of the Nasdaq Stock Market (“Nasdaq”), the New York Stock Exchange (“NYSE”) or the NYSE American; (b) Koei Group consummates a merger or other transaction with a special purpose acquisition company (“SPAC”) wherein Koei Group becomes a subsidiary of the SPAC; or (c) Koei Group undertakes any other Fundamental Transaction (the “Trigger Date”); and (ii) on or prior to the close of business on the tenth anniversary of the Trigger Date, exercise the Warrant to purchase ____________ common shares of Koei Group, which represents 3% of Koei Group’s issued and outstanding common shares as of the Trigger Date, for an exercise price per share of $0.01, subject to adjustment as provided in the Warrant. The number of shares for which the Warrant will be exercisable will be automatically adjusted on the Trigger Date to be 3% of the fully diluted number and class of shares of capital stock of Koei Group as of the Trigger Date, following completion of the transactions which caused the Trigger Date to be achieved. The Warrant contains a 9.99% equity blocker.

Stock Acquisition Rights

On _____, 2025, the Company allotted _____ stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors on ______, 2025 in substitution for the Warrant executed as of April __, 2024 between the Company and HeartCore, which Warrant was cancelled upon substitution. The stock acquisition right is exercisable upon a successful listing on the NYSE American or the Nasdaq and has an exercise price of US$0.01 per share and is fully vested. The number of shares underlying each stock acquisition right is calculated as the number of issued and outstanding common shares on a fully diluted basis as of the previous day of the listing date on a stock exchange multiplied by 3% and divided by ______, subject to adjustment as provided in the 1st Stock Acquisition Rights Allotment Agreement, dated ______, 2025, between Koei Group and HeartCore.

The foregoing description of the 1st Stock Acquisition Rights Allotment Agreement is qualified in its entirety by reference to the 1st Stock Acquisition Rights Allotment Agreement, a copy of which is filed as Exhibit 10.2 to the registration statement of which this prospectus forms a part.

82

Forward Stock Split

Effective _______, 2025, Koei Group approved a stock split of the Koei Group’s issued and outstanding common shares, at a ratio of 1-for-_____ (the “Stock Split”). As of _____, 2025 and immediately prior to the Stock Split, there were 286 common shares issued and outstanding. As a result of the Stock Split, Koei Group has ______ common shares issued and outstanding. All share and per share data included within the consolidated financial statements and related footnotes have been adjusted to account for the effect of the Stock Split.

Facilities

The Company’s head office is located at Shinagawa Grand Central Tower 2-16-3 Konan, Minato-ku, Tokyo, Japan.

The Company leases this office space which is approximately 34.81 square meters from Sumitomo Mitsui Trust Bank, Limited. The term is 2 years, and the rental fee is ¥1,541,740 per month.

KOEI JAPAN CO., LTD. owns and leases the following facilities as noted:

Use / Name	Address	Area（㎡）	Leased/Owned	Relationship with lessor	Date of termination of current lease	Monthly rent (excluding tax)
Head Office/ Yokohama Kanazawa Recycle Center, Yokohama Kanazawa Intermediate Processing Center	1-13-3, Fukuura, Kanazawa-ku, Yokohama-City, Kanagawa	9,900㎡	Owned	The person himself	None	None
Kitakyusyu Recycle Center, Kitakyusyu Intermediate Processing Center	1-7-11, Shinmoji, Moji-ku, Kitakyusyu-City, Fukuoka	4,402.63㎡	Leased	Lessee	July 30, 2025	¥1,300,000 *Rent increased from July 1: ¥1,750,000
Chubu Recycle Center	4-4, Wakuiri-Cho Ichinomiya-City, Aichi	448.8㎡	Leased	Lessee	March 17, 2025	¥400,000
Tokyo Office	Room 249B 24th floor, Shinagawa Grand Central Tower, 2-16-3, Konan, Minato-ku, Tokyo	Room 249A: 34.81㎡ Room 249B: 34.81㎡ Room 249E: 63.90㎡ Total: 133.52㎡	Leased	Lessee	November 30, 2024	¥1,541,740
Nagoya Office	Room 2502 25th floor, Dainagoya Building, 3-28-12, Meieki, Nakamura-ku, Nagoya-City, Aichi	Room 2502: 11.7㎡ Room 2503: 11.7㎡ Total: 23.4㎡	Leased	Lessee	December 31, 2024	¥858,000
Osaka Office	3rd floor, Shin-Osaka Hankyu Building, 1-1-1, Miyahara, Yodogawa-ku, Osaka-City, Osaka	No fixed rooms as it is a virtual office.	Leased	Lessee	March 31, 2025	¥24,900
Hakata Office	Room 311 3rd floor, JRJP Hakata Building, 8-1, Hakata Station Chuo-gai, Hakata-ku, Fukuoka-City, Fukuoka	Room 311: 6.4㎡ Move to Room 353 from September 1, 2024 9.0㎡	Leased	Lessee	February 28, 2026	¥191,600

83

KOEISING PTE. LTD. leases the following facilities as noted:

Use / Name	Address	Area（㎡）	Leased/Owned	Relationship with lessor	Date of termination of current lease	Monthly rent in SGD (excluding tax)
KOEISING	Room 42052, 8 Marina View, Singapore 018960	10sqm	Leased	Lessee	September 30, 2025	＄3,116
KOEISING ITAD CENTER	1 Corporation Drive #05-02, REVV, Singapore 619775	163 sqm	Leased	Lessee	January 31, 2026	＄4,000

We believe that our facilities are suitable to meet our current needs.

Employees

As of May 29, 2025, the Company and its subsidiaries had in aggregate 73 full-time employees and 23 part-time employees as follows:

Function	Full-Time Employees	Part-Time Employees

Office of the President*	1	0
Management (General Affairs, Legal, Accounting)*	5	0
Sales Business Department*	19	1
Production Control Division*	41	18
Industrial Waste Department*	4	4
Sales Business Department**	1	0
Sales Business Department***	1	0
Management (General Affairs, Legal, Accounting)***	1	0

*Employed by KOEI JAPAN CO., LTD.

**Employed by KOEISING PTE. LTD.

***Employed by Koei US, Inc.

None of our employees are represented by a union. We consider our relations with our employees to be good.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

84

MANAGEMENT

Our Executive Officers, Directors, and Corporate Auditors

The following table sets forth the names, ages and positions of our executive officers and members of our board of directors and of our board of corporate auditors as of the date of this prospectus. The business address of all of persons identified below is Shinagawa Grand Central Tower 2-16-3 Konan, Minato-ku, Tokyo, Japan.

Name	Age	Positions Held
Officers and Directors
Mamoru Iwamoto	60	Chief Executive Officer, President and Director

Tomonari Takayama	53	Chief Financial Officer, Chief Strategy Officer, and Director

Katsumi Kato	49	Chief Marketing Officer, Chief Revenue Officer, and Director

Ryuma Iwamoto	31	Chief Operating Officer and Director

Robert Wagner	46	Chief Business Officer and Director

Maki Wagner	50	Chief Communications Officer and Director

Sachiko Tozawa	56	Chief Branding Officer and Director

Hitoshi Nishizaka	73	Corporate Auditor*

Akira Kaneko	36	Corporate Auditor*

Tatsuya Yoshii	36	Corporate Auditor*

* Members of our statutory Board of Corporate Auditors are not members of our Board of Directors.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers, directors, and corporate auditors.

Executive Officers and Directors

Mamoru Iwamoto

Mamoru Iwamoto has served as the Chief Executive Officer, President and a director of Koei Group Co., Ltd. since February 2025. Mamoru Iwamoto founded the Company’s wholly owned subsidiary, KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd., where he has served as its Chief Executive Officer since its establishment in April 1995, and where he has also served as a representative director from its formation to the present. From January 2023 to the present, Mamoru Iwamoto served as a director of Yokohama Urban Solution Alliance. From September 2009 to January 2016, Mamoru Iwamoto served as a representative director at A.G.S. Corporation. Mamoru Iwamoto does not currently, and has not previously, served as a director of any reporting company. The board of directors believes that Mamoru Iwamoto is qualified to serve as a director based upon his extensive leadership, executive, managerial, business and recycle industry and market experience.

85

Tomonari Takayama

Tomonari Takayama has served as the Chief Financial Officer, Chief Strategy Officer, and a director of Koei Group Co., Ltd. since August 8, 2024. From August 2024 to February 2025, he served as the Chief Operating Officer of Koei Group Co., Ltd. From March 2017 to February 2020, Tomonari Takayama served as a Director of the Company’s wholly owned subsidiary, KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd., where he has served as a managing director and as the General Manager of administration and the industrial waste department since March 2020. Tomonari Takayama received his B.A. in English Literature from Hosei University in 1995. Tomonari Takayama does not currently, and has not previously, served as a director of any reporting company. The board of directors believes that Tomonari Takayama is qualified to serve as a director based on his managerial and business experience.

Katsumi Kato

Katsumi Kato has served as the Chief Marketing Officer, Chief Revenue Officer, and a director of Koei Group Co., Ltd. since August 8, 2024. From August 2017 to the present, Katsumi Kato served as the General Manager of the Sales Department of the Company’s wholly owned subsidiary, KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd., where from September 2018 to February 2021 he also served as the Executive Officer and General Manager of the ITAD Division and where, since March 2021, he has also served as the Director and General Manager of Sales Division and ITAD Division. Katsumi Kato graduated from Nagoya Fashion College with a major in fashion business in 1997. Katsumi Kato does not currently, and has not previously, served as a director of any reporting company. The board of directors believes that Katsumi Kato is qualified to serve as a director based on his managerial and professional experience.

Ryuma Iwamoto

Ryuma Iwamoto has served as the Chief Operating Officer and a director of Koei Group Co., Ltd. since February 2025. From August 2024 to the present, he has served as a director of the Company’s wholly owned subsidiary, KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd. From February 2022 to the present, he has served as the Chief Executive Officer of the wholly owned subsidiary, KOEISING PTE. LTD. From June 2018 to July 2023, he worked in a sales position at KOEI JAPAN CO., LTD. From April 2016 to April 2017, Ryuma Iwamoto served as an employee at Diamond Dining Co., Ltd. Ryuma Iwamoto received a B.A. in Child Development Science from Next Generation Education, International Pacific University in 2016. Ryuma Iwamoto does not currently, and has not previously, served as a director of any reporting company. The board of directors believes that Ryuma Iwamoto is qualified to serve as a director based on his executive and professional experience.

Robert Wagner

Robert Wagner has served as the Chief Business Officer and a director of Koei Group Co., Ltd. since February 2, 2025. From January 2025 to the present Mr. Wagner has served as the Chief Executive Officer of Bliss Vacation Rentals LLC where he is primarily focused on bookkeeping functions. From July 2023 to May 2024, Mr. Wagner served as an engineer at Streamline Innovations, Inc. where he performed instrumentation and electrical engineering and design. From January 2023 to the present, Mr. Wagner has served as the Chief Executive Officer and Principal Engineer at the Company’s subsidiary, Koei US, Inc., (formerly Nufika LLC), where he manages all aspects of the business and performs consulting and engineering services for clients. From March 2014 to December 2022, Mr. Wagner served as an engineer at Marathon Petroleum Corporation where he performed engineering services. Mr. Wagner has worked as an engineer for over 20 years, most of which was spent in the oil & gas industry. Mr. Wagner received his Bachelor of Science degree in electrical engineering from the University of Washington in 2003 and his Master of Science Degree in electrical engineering from the University of Washington in 2013. Mr. Wagner does not currently, and has not previously, served as a director of any reporting company. The board of directors believes that Mr. Wagner is qualified to serve as a director based on his extensive executive and professional experience as well as his engineering experience.

86

Maki Wagner

Maki Wagner has served as the Chief Communications Officer and a director of Koei Group Co., Ltd. since February 2, 2025. From August 2024 to the present, Mrs. Wagner has served as the head of investor relations of our wholly owned subsidiary KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd. From August 2024 to the present, Mrs. Wagner has also served as the Vice President at the Company’s subsidiary, Koei US, Inc., (formerly Nufika LLC). From April 2023 to the present, Mrs. Wagner has served as the Executive Director at Naoko Mitsui Shirane Foundation. From August 2022 to March 2023, Mrs. Wagner served as an interpreter at Shiratsuki North America, Inc. From August 2021 to June 2022, Mrs. Wagner served as a teacher at Churchill High School. From 2005 to 2020, Mrs. Wagner focused on volunteer teaching. Mrs. Wagner received a bachelor’s degree in education from Aoyama Gakuin University in 2003. Mrs. Wagner does not currently, and has not previously, served as a director of any reporting company. The board of directors believes that Mrs. Wagner is qualified to serve as a director based on her executive and professional experience.

Sachiko Tozawa

Sachiko Tozawa has served as the Chief Branding Officer and a director of Koei Group Co., Ltd. since February 2, 2025. From October 2017 to the present Sachiko Tozawa has served as the head of the president’s office at the Company’s wholly owned subsidiary, KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd., where she engages in executive scheduling and coordinating with business strategy. Sachiko Tozawa does not currently, and has not previously, served as a director of any reporting company. The board of directors believes that Sachiko Tozawa is qualified to serve as a director based on her professional experience.

Corporate Auditors

Hitoshi Nishizaka

Hitoshi Nishizaka has served as a corporate auditor of Koei Group Co., Ltd. since August 8, 2024. Hitoshi Nishizaka has also served as a corporate auditor of the Company’s wholly owned subsidiary, KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd., since October 2024. From 2019 to the present, Hitoshi Nishizaka has also served as an advisor at Asahi Tax Corporation. Hitoshi Nishizaka received his B.A. in Economics, at Tohoku University, Japan in 1975 and his B.A. in Law, at Tokyo Metropolitan University in 1985. Hitoshi Nishizaka is a Registered Certified Public Accountant (Registration No. 10357) in Japan since 1990. He opened Hitoshi Nishizaka certified public accountant and tax accountant office in 1994. Hitoshi Nishizaka does not currently, and has not previously, served as a director of any reporting company.

Akira Kaneko

Akira Kaneko has served as Corporate Auditor of the Company since March 2025. From February 2017 to December 2020, Akira Kaneko was an associate lawyer at King & Wood Mallesons Law Firm. From February 2021 to October 2021, he served as an in-house lawyer at Ernst & Young ShinNihon LLC. Since November 2021, Akira Kaneko has served as Partner in the Nakamura Law Firm. Akira Kaneko received his B.A. in Law, at Keio University, Japan in 2011. Akira Kaneko received his Juris Doctor from Keio Graduate School of Law in 2013. Akira Kaneko is certified as a Japanese lawyer since 2015. Akira Kaneko does not currently, and has not previously, served as a director of any reporting company.

Tatsuya Yoshii

Tatsuya Yoshii has served as Corporate Auditor of the Company since March 2025. From April 2011 to November 2023, Tatsuya Yoshii has served as an auditor at KPMG AZSA LLC. From August 2021 to March 2023, Tatsuya Yoshii served as a certified public accountant at KPMG in the New York Office. From January 2024 to the present, he opened and serves as a representative at Yoshii Certified Public Accounting. From October 2024 to the present, he has served as Certified Public Accountant at Axis Accounting Co., Ltd. Tatsuya Yoshii received his B.A. in Law, at Keio University, Japan in 2011. Tatsuya Yoshii is a Registered Certified Public Accountant (Registration No. 31228) in Japan. Tatsuya Yoshii does not currently, and has not previously, served as a director of any reporting company.

87

Family Relationships

There are no family relationships among any of our directors, executive officers or corporate auditors, except that (i) Mamoru Iwamoto, our Chief Executive Officer, President and Director, is the father of Ryuma Iwamoto, our Chief Operating Officer and Director, (ii) Ryuma Iwamoto, our Chief Operating Officer and Director, is the son of Mamoru Iwamoto, our Chief Executive Officer, President and Director, (iii) Robert Wagner, our Chief Business Officer and Director is the spouse of Maki Wagner, our Chief Communications Officer and Director and (iv) Maki Wagner is the cousin of Mamoru Iwamoto, our Chief Executive Officer, President and Director.

Corporate Governance Practices

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

As a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600, the requirement in Nasdaq Rule 5250(b)(3) to disclose third party director and nominee compensation, and Nasdaq Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under Nasdaq Rule 5600 are exempt from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors. Under our current corporate structure, the Companies Act does not require independent directors.

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act. See “Management—Board of Corporate Auditors” below for additional information.

●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive and directors (subject to the maximum aggregate compensation amount resolved by our shareholders meetings), and other compensation related matters. Likewise, our corporate auditors discuss and determine compensation of each corporate auditor (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) without involvement of our board of directors.

●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors (in the cases of corporate auditors, consent of board of corporate auditors is required) and oversee our corporate governance practices.

●	Nasdaq Rule 5620(c) provides a one-third quorum requirement applicable to shareholder meetings. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation a quorum of not less than one-third or more of the total number of voting rights is required in connection with the election of directors, corporate auditors and certain other matters.

88

The Company intends to avail itself of these exemptions. More specifically, the Company will not have a compensation committee or a nominating and corporate governance committee. Therefore, for as long as the Company remains a “foreign private issuer,” the Company will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. If at any time the Company ceases to be a “foreign private issuer” under the rules of the Nasdaq, the Company intends to avail itself of the “controlled company” exception to the rules of the Nasdaq.

The “controlled company” exception to the rules of the Nasdaq provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company,” need not comply with certain requirements of the corporate governance rules of the Nasdaq. Currently, Mamoru Iwamoto, our Chief Executive Officer, and Eiko Iwamoto, who are husband and wife, beneficially own [_________] common shares, which represents approximately 58% of the voting power of our outstanding common shares. Following this offering, Mr. and Mrs. Iwamoto will control approximately [______]% of the voting power of our outstanding common shares if all the common shares are sold (or [______]% of our outstanding voting power if the underwriters exercise the over-allotment option in full). Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq.

As a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company), we may elect not to comply with certain corporate governance standards, including the requirements: (1) that a majority of our board of directors consist of independent directors; (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

In the event that we cease to be a “foreign private issuer” under the rules of the Nasdaq and cease to be a “controlled company” and our common shares continue to be listed on the Nasdaq, the Company’s Board of Directors will take all action necessary to comply with the corporate governance rules of the Nasdaq, including, but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every three months. Under the Companies Act and our articles of incorporation, our Company shall have three or more directors on our board of directors. Our board of directors is currently comprised of seven directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over our Company’s affairs and represent our Company in accordance with the resolutions of our board of directors. Our board of directors may appoint from among its members a chairperson, a president or one or more deputy presidents, senior managing directors, or managing directors.

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. Our board of directors is currently comprised of seven directors, all of whom are considered non-independent.

89

Board of Corporate Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for no more than five corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents, and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our articles of incorporation, and such an act is likely to cause significant damage to our Company, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and, in the case of audit reports related to financial statements, the independent auditors of our Company each year, and submit such audit reports to a relevant director. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Differences in Corporate Governance from the Nasdaq Listing Rules

Companies listed on the Nasdaq must comply with certain standards regarding corporate governance under Rule 5605 of the Nasdaq Listing Rules, as applicable. However, listed companies that are foreign private issuers, such as we will be, are permitted to follow home country practice in lieu of certain provisions of Rule 5605 of the Nasdaq Listing Rules, as applicable.

90

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Rule 5605 of the Nasdaq Listing Rules and those followed by the Company.

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by the Company

1. A Nasdaq-listed U.S. company must have a majority of directors meeting the independence requirements under Rule 5605(a)(2) of the Nasdaq Listing Rules.

For Japanese companies, including the Company, which employ a corporate governance system based on a board of corporate auditors (the board of corporate auditor system), the Companies Act of Japan (the Companies Act) has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the members of the board of corporate auditors, who are separate from the Company’s management.

All members of the board of corporate auditors must meet certain independence requirements under the Companies Act.

For Japanese companies with a board of corporate auditors, including the Company, at least half of the members of such board must be “outside” corporate auditors. Such “outside” corporate auditors of the board of corporate auditors must meet additional independence requirements under the Companies Act. An “outside” corporate auditor of the board of corporate auditors means a member of the board of corporate auditors who, among other things, (i) has not been a director or employee, including a manager, of the Company or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors, (ii) (in case of a person who has formerly served as a member of the board of corporate auditors of the Company or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors) has not been a director or employee, including a manager, of the Company or any of its subsidiaries within 10 years prior to assuming such former position of a member of the board of corporate auditors and (iii) is not currently spouse or relative within two degrees of a director or important employee, including a manager, of the Company.

As of May 29, 2025, the Company had three members of the board of corporate auditors, three of them were “outside” members of the board of corporate auditors.

91

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by the Company

2. A Nasdaq-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

The Company employs the board of corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The main function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee of a U.S. company: to monitor the performance of the directors, and review and express opinions on the method of auditing by the Company’s independent auditors and on such independent auditors’ audit reports, for the protection of the Company’s shareholders.

As of May 29, 2025, the Company had three members of the board of corporate auditors. Each member of the board of corporate auditors serves a four-year term of office. In contrast, the term of office of each director of the Company is one year.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, the Company relies on an exemption under that rule which is available to foreign private issuers with board of corporate auditors meeting certain requirements.

3. A Nasdaq-listed U.S. company must have a nominating/corporate governance committee composed of entirely independent directors and the compensation committee must have at least two members.	The Company’s directors are elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon. The members of the board of corporate auditors are also elected at a general meeting of shareholders of the Company. A proposal by the Company’s board of directors to elect a member to the board of corporate auditors must be approved by a resolution of its board of corporate auditors. The board of corporate auditors is empowered to adopt a resolution requesting that the Company’s directors submit a proposal for election of a member of the board of corporate auditors to a general meeting of shareholders. The members of the board of corporate auditors have the right to state their opinions concerning election of a member of the board of corporate auditors at the general meeting of shareholders.

92

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by the Company

4. A Nasdaq-listed U.S. company must have a compensation committee composed entirely of independent directors and the compensation committee must have at least three members. Compensation committee members must satisfy the additional independence requirements under Section 5605(d)(2)(A) of the Nasdaq Listing Rules.	The total amount of compensation for the Company’s directors and the total amount of compensation for the members of the Company’s board of corporate auditors are proposed to, and voted upon by, a general meeting of shareholders. Once the proposal for each of such total amount of compensation is approved at the general meeting of shareholders, each of the board of directors and board of corporate auditors allocates the respective total amount among its respective members.

A compensation committee must also have authority to retain or obtain the advice compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.	There are no procedural or disclosure requirements with respect to the use of compensation to consultants, independent legal counsel or other advisors.

Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors has a standing risk management committee. In particular, our risk management committee is responsible for monitoring and assessing strategic risk exposure, including risks associated with cybersecurity, data protection, legal and regulatory matters, and our board of corporate auditors, cooperating with our internal audit group, is responsible for overseeing and evaluating our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our board of corporate auditors also reviews legal, regulatory and compliance matters that could have a significant impact on our financial statements. While each standing committee of our board of directors will be responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Code of Business Conduct

Following the consummation of this offering, our board of directors will adopt a written code of business conduct that applies to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents.

Limitation of Liability of Directors and Corporate Auditors

In accordance with our articles of incorporation, and pursuant to the provisions of Article 427 of the Companies Act, we are authorized to enter into agreements with corporate auditors, to limit his or her liability to our Company for any losses or damages arising from the conduct specified under Article 423 of the Companies Act; provided, that, the amount of such limited liability is the amount stipulated in applicable laws and regulations, whichever is higher. We have not, however, executed any such limitation of liability agreements with our corporate auditors.

Our articles of incorporation include limitation of liability provisions for independent directors and corporate auditors, pursuant to which our board of directors can authorize our Company to exempt the independent directors and corporate auditors from liabilities arising in connection with any failure to execute their respective duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), within the limits stipulated by applicable laws and regulations, including Article 426, Paragraph 1 of the Companies Act.

Compensation of our Executive Officers, Directors and Corporate Auditors

Remuneration to our executive officers, directors and corporate auditor is comprised of base compensation and directors’ bonus.

In the fiscal year ended February 28, 2025, we paid an aggregate of approximately ¥85,026,200 (including discretionary bonus of ¥765,000 (US$5,011) (US$557,001) to our executive officers, namely Mamoru Iwamoto, Tomonari Takayama, Katsumi Kato, and Ryuma Iwamoto, and ¥6,400,000 (US$41,926) to our former corporate auditor, namely Eiko Iwamoto, and ¥700,000 (US$4,586) to our corporate auditor, namely Hitoshi Nishizaka. In the fiscal year ended February 29, 2024, we paid an aggregate of approximately ¥76,354,000 (US$533,124) to our executive officers, namely Mamoru Iwamoto, Tomonari Tsuchiya, Katsumi Kato and Ryuma Iwamoto, and ¥10,100,000 including discretionary bonus of ¥500,000 (US$3,491) (US$70,521) to our former corporate auditor, Eiko Iwamoto.

93

The Company did not grant any stock options or warrants to employees and during the fiscal years ended February 28, 2025 and February 29, 2024. We have not set aside pension, retirement, or other benefits for our executive officers other than KOEI JAPAN’s defined benefit plans. Eiko Iwamoto resigned from her position as a corporate auditor on October 17, 2024 and the Company paid out a one-time retirement benefit of ¥78,120,000 (US$511,759) up on the retirement in accordance with the defined benefit plan to which she was entitled.

In accordance with the Companies Act and our articles of incorporation, the amount of compensation for our directors and corporate auditors is decided by first setting the maximum amount of total compensation for all of our directors and corporate auditors through a resolution adopted by our shareholders at a shareholders meeting. The representative director authorized by our board of directors and our board of directors then decide on the amount of compensation for each director based on certain criteria established by our Company, and the amount of compensation for each corporate auditor is decided through discussions among the corporate auditors.

The amount of compensation for executive officers, excluding directors, is determined by the Board of Directors.

The following table summarizes the total amount of remuneration paid to our directors and corporate auditors in fiscal year ended February 28, 2025, including by the type of remuneration and the number of persons in each category.

(except stock options and number of persons in category) Category of directors and corporate auditors	Total amount of remuneration	Base compensation	Number of persons in category
Directors (1)	$557,001	$551,990	4
Corporate auditor (2)	$553,685	$41,926	1
Outside corporate auditors (3)	$4,586	$4,586	1

(1)	Consist of Mamoru Iwamoto (CEO), Tomonari Takayama (CFO and CSO), Katsumi Kato (CMO and CRO), and Ryuma Iwamoto (COO and KOEISING CEO) Robert Wagner (CBO and Koei US CEO), Maki Wagner (CCO) and Sachiko Tozawa (CBO) were newly appointed as directors in February 2025 and there were no directors’ remuneration paid to those three directors in the fiscal year ended February 28, 2025.

(2)	Consists of Eiko Iwamoto (Auditor). Eiko Iwamoto resigned from her position as a corporate auditor on October 17, 2024.

(3)	Consists of Hitoshi Nishizaka (Outside Corporate Auditor)

Stock Acquisition Right

From our formation on August 8, 2024 to the timing of this filing, the Company granted stock acquisition rights for the purchase of shares of the Company’s common shares approved by its shareholders one time as shown in the table below.

Issue name	Issue Date	Expiration date	Exercise price (Per share)	Common shares (Grant Number)
Batch 1 (1)			$0.01

(1)	On ________, the Company allotted _______ stock acquisition rights to HeartCore Financial, Inc. in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors in substitution for the Warrant executed as of _________, between the Company and HeartCore, the number of stock acquisition rights is subject to adjustment in the event of a stock split. The number of stock acquisition rights was adjusted to ______after the Forward Stock Split effective on _________. The stock acquisition right is exercisable from ______ to ________ upon the condition that the IPO has been completed. The stock acquisition right has an exercise price of ¥1(US$0.01) per common share.

94

PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares, immediately prior to and immediately after the completion of this offering, by:

●	each of our named executive officers, directors, and corporate auditors;

●	all of our named executive officers, directors, and corporate auditors as a group; and

●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our common shares.

To our knowledge, each shareholder named in the table has sole voting and investment power with respect to all of our common shares shown as “beneficially owned” (as determined by the rules of the SEC) by such shareholder, except as otherwise set forth in the footnotes to the table. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power.

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) immediately prior to, and immediately after, the completion of this offering. Shares immediately prior to the completion of this offering are based on [_____] common shares outstanding. Shares immediately following the completion of this offering are based on the shares immediately prior to the completion of this offering and an assumed offering of [_______] common shares at an offering price of US$[____] per common share, assuming no exercise by the underwriters of their option to purchase additional common shares from us in this offering.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o Koei Group Co., Ltd., Shinagawa Grand Central Tower 2-16-3 Konan, Minato-ku, Tokyo, 108-0075 Japan.

	Common Shares Beneficially Owned Immediately Prior to this Offering(1)			Common Shares Beneficially Owned Immediately After this Offering(1)
Name of Beneficial Owner	Shares	Percentage		Shares	Percentage
Named Executive Officers, Directors, and Corporate Auditors:
Mamoru Iwamoto (2)			%			%
Tomonari Takayama			%			%
Katsumi Kato			%			%
Ryuma Iwamoto			%			%
Robert Wagner			%			%
Maki Wagner			%			%
Sachiko Tozawa			%			%
Hitoshi Nishizaka			%			%
Akira Kaneko			%			%
Tatsuya Yoshii			%			%
All named executive officers, directors, and corporate auditors as a group 11 persons			%			%
5% or more Shareholders:
Eiko Iwamoto(3)			%			%

* Represents less than 1% of the number of common shares outstanding.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.
(2)	Includes _____ common shares directly beneficially owned by Mamoru Iwamoto and ____ common shares indirectly beneficially owned through his wife, Eiko Iwamoto.
(3)	Includes ____ common shares directly beneficially owned by Eiko Iwamoto and _____ common shares indirectly beneficially owned through her husband, Mamoru Iwamoto, the Chief Executive Officer of the Company.

95

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Related Parties

The related parties had material transactions for the years ended February 28, 2025, February 29, 2024, and February 28, 2023 and to the present consist of the following:

Name of Related Party	Nature of Relationship as of February 28, 2025
Koei US, Inc., (formerly Nufika LLC)	A company controlled by relatives of its CEO

During the year ended February 29, 2024, the Company engaged Nufika LLC, a company controlled by relatives of its CEO, for engineering and consulting services, mainly U.S. market research, for which $58,906 in consulting fees were incurred and recorded in selling, general and administrative expenses. On March 10, 2025, Koei Group Co., Ltd. entered into an agreement to purchase 51% shares of Nufika LLC (“Nufika”) from Robert Wagner, the Company’s Chief Business Officer and a director and Hannah Wagner, who is Robert Wagner’s daughter. Nufika was formed on January 3, 2023, and is headquartered in Texas and has historically provided engineering and consulting services to the energy sector, with limited ITAD activities to date. Koei Group Co., Ltd. acquired Nufika for the purpose of business expansion in the US. The deal was closed on March 10, 2025, with a total cash consideration of US$1,000,000. On February 26, 2025, Nufika was converted from an LLC to C-Corporation in Texas and has been renamed to “Koei US, Inc.” Robert Wagner, our Chief Business Officer and a director, from January 2023 to the present, serves as the Chief Executive Officer and Principal Engineer at Koei US, Inc. Maki Wagner, Mr. Wagner’s wife and our Officer and a director, from August 2024 to the present, serves as the Vice President at Koei US, Inc.

Compensation to Directors, Corporate Auditors, and Officers

Remuneration to our executive officers, directors and corporate auditors is comprised of base compensation.

In the fiscal year ended February 28, 2025, we paid an aggregate of approximately ¥85,026,200 (Including discretionary bonus of ¥765,000 (US$5,011) (US$557,001) to our executive officers, namely Mamoru Iwamoto, Tomonari Takayama, Katsumi Kato, and Ryuma Iwamoto, and ¥6,400,000 (US$41,926) to our former corporate auditor, namely Eiko Iwamoto, and ¥700,000 (US$4,586) to our corporate auditor, namely Hitoshi Nishizaka. In the fiscal year ended February 29, 2024, we paid an aggregate of approximately ¥76,354,000 (US$533,124) to our executive officers, namely Mamoru Iwamoto, Tomonari Tsuchiya, Katsumi Kato and Ryuma Iwamoto, and ¥10,100,000 including discretionary bonus of ¥500,000 (US$3,491) (US$70,521) to our former corporate auditor, Eiko Iwamoto.

The following table summarizes the total amount of remuneration paid to our directors and corporate auditors in fiscal year ended February 28, 2025, including by the type of remuneration and the number of persons in each category.

(except stock options and number of persons in category) Category of directors and corporate auditors	Total amount of remuneration	Base compensation	Number of persons in category
Directors (1)	$557,001	$551,990	4
Corporate auditor (2)	$553,685	$41,926	1
Outside corporate auditors (3)	$4,586	$4,586	1

(1)	Consist of Mamoru Iwamoto (CEO), Tomonari Takayama (CFO and CSO), Katsumi Kato (CMO and CRO), Ryuma Iwamoto (COO and KOEISING CEO). Robert Wagner (CBO and Koei US CEO), Maki Wagner (CCO) and Sachiko Tozawa (CBO) were newly appointed as directors in February 2025 and there were no directors’ remuneration paid to those three directors in fiscal year ended February 28, 2025.

(2)	Consists of Eiko Iwamoto (Auditor). Eiko Iwamoto resigned from her position as a corporate auditor on October 17, 2024.

(3)	Consists of Hitoshi Nishizaka (Outside Corporate Auditor).

96

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the material terms of our capital stock and our articles of incorporation, including a summary of the relevant provisions of applicable share handling regulations, of the Companies Act and the Act on Book-Entry Transfer of Company Bonds, Shares, etc. of Japan (Shasai Kabushiki tou no Furikae ni kansuru Houritsu) (Act No. 75 of 2001, as amended) (including regulations promulgated thereunder, the “Book-Entry Act”) relating to joint-stock corporations (kabushiki kaisha), and of certain related laws and legislation, each as currently in effect. Because it is a summary, this discussion should be read together with our articles of incorporation and the applicable share handling regulations.

We are a joint-stock corporation founded in Japan under the Companies Act. The rights of our shareholders are represented by our common shares as described below, and our shareholders’ liability is limited to the amount of their respective holdings in such shares.

Description of Our Share Capital

As of [____], 2025, our authorized capital stock consisted of [____________] common shares, and there were [____] common shares outstanding. As of [____], 2025, there were [____] record holders of our common shares.

Based upon the assumed offer and sale of [_________] common shares in this offering at an initial public offering price of US$[________] per share (which is the midpoint of the range set forth on the cover page of this prospectus), following this offering, there will be [________] common shares outstanding.

All currently outstanding common shares are fully-paid and non-assessable.

Changes in Capital

Under our articles of incorporation, any changes in capital, such as a share issuance, stock split, consolidation of shares, or issuance of share options, among others, require a majority vote of our common shareholders, as described under “—Voting Rights and Shareholder Meetings” below.

Voting Rights and Shareholder Meetings

Our articles of incorporation provide that each annual meeting of our shareholders must be held in March of each year. In addition, shareholders meetings to consider and vote on extraordinary matters may be held as necessary, provided that we satisfy all of the procedural requirements under both our articles of incorporation and the Companies Act.

Our common shares allocate one vote per share at shareholders’ meetings. Our articles of incorporation provide for a simple majority approval on most matters submitted for shareholder vote, unless otherwise required by laws or regulations. As required by law, and as referenced in our articles of incorporation, a two-thirds majority approval is required for any votes on matters specified in Article 309, Paragraph (2) of the Companies Act, which cover, in relevant part, treasury stock purchases, purchases of an entire class of shares, and stock consolidations. Any amendment to our articles of incorporation must be approved by our shareholders at a shareholders’ meeting.

Pre-Emptive Rights

Holders of common shares have no pre-emptive rights under our articles of incorporation.

97

Dividend Rights

We may issue dividends upon a resolution of our common shareholders. We have not paid dividends to shareholders in the past. The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our common shareholders may deem relevant, including retaining future earnings, if any, for reinvestment in the development and expansion of our business.

Liquidation Rights

In accordance with the Companies Act and the Articles of Incorporation, liquidations must be approved by common shareholders holding at least a two-thirds majority of the shares present at a meeting where a quorum of one-third of the issued and outstanding shares with voting rights is present.

Transfer Agent

Under Article 11 of our articles of incorporation, we are required to have a shareholder registry administrator. The shareholder registry administrator and the shareholder registry administrator’s location for handling share-related affairs must be determined pursuant to a resolution of our board of directors. All affairs related to our shareholder and share option registries are delegated to the shareholder registry administrator and are not to be handled by our Company. The current shareholder registry administrator for our Company is [____].

Limitations on Liability

Our Company, in accordance with the provisions of Article 426, Paragraph 1 of the Companies Act, may exempt the directors (including former directors) from liabilities as specified in Article 423, Paragraph 1 of the same law, within the limits prescribed by law, by a resolution of the Board of Directors. Our Company may also, by the same provision, exempt Audit & Supervisory Board Members (including former members) from liabilities as specified under the same law, within the legally prescribed limits, by a resolution of the Board of Directors. Our articles of incorporation permit us to exempt, by resolution of our board of directors, corporate auditors from liabilities arising in connection with their failure to execute their duties in good faith (but without gross negligence), to the fullest extent permitted by the Companies Act. In addition, our articles of incorporation permit us to exempt, by resolution of our board of directors, directors from liabilities arising in connection with any failure to execute their duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), to the fullest extent permitted by the Companies Act. Should our board of directors, exempt a corporate auditor or director from any such liabilities, our rights and those of our shareholders to file shareholders’ derivative suits on behalf of our Company to recover monetary damages from such director or corporate auditor for breach of their duties under the Companies Act will be eliminated or reduced. However, exculpation does not apply to any director or corporate auditor if they have breached their duties under the Companies Act intentionally (koi) or by gross negligence (ju-kashitsu). Furthermore, we may enter into agreements for the limitation of liabilities with our independent directors and corporate auditors. If we do so, we expect that these agreements will eliminate or reduce our rights and those of our shareholders as described above.

Articles of Incorporation

Objective of our Company under our Articles of Incorporation

We have broad authority under Article 2 of our articles of incorporation to conduct our lines of business.

Provisions Regarding Our Directors

With respect to the election of directors of our Company, each director must be voted in by a majority of our common shareholders entitled to vote at a common shareholders’ meeting where shareholders holding one-third or more of the voting rights entitled to vote are present. Additionally, any resolution regarding the election of a director cannot be adopted by cumulative voting.

98

Rights of Shareholders of our Common Shares

Under the Companies Act and our articles of incorporation, holders of our common shares have, among others, the following rights:

●	the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, with this right lapsing three years after the due date for payment according to a provision in our articles of incorporation;

●	the right to vote at a shareholders’ meeting (cumulative voting for the election of directors is not allowed under our articles of incorporation);

●	the right to receive surplus in the event of a liquidation; and

●	the right to require us to purchase shares subject to certain requirements under the Companies Act when a shareholder opposes certain resolutions, including (i) the transfer of all or material part of our business, (ii) an amendment to our articles of incorporation to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) a company split, or (v) a merger, all of which must, as a general rule, be approved by a special resolution adopted at a shareholders’ meeting.

Under the Companies Act, a company is permitted to make a distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount provided for under the Companies Act and the applicable ordinance of the Ministry of Justice as of the effective date of such distribution of surplus. The amount of surplus at any given time shall be the amount of the Company’s assets and the book value of the Company’s treasury stock after subtracting and adding the amounts of the items provided for under the Companies Act and the applicable ordinance of the Ministry of Justice.

A shareholder is generally entitled to one vote per share at a shareholders’ meeting. In general, under the Companies Act and our articles of incorporation, a shareholders’ meeting may adopt an ordinary resolution by a majority of the voting rights presented at the meeting. The Companies Act and our articles of incorporation require a quorum of not less than one-third of the total number of voting rights in connection with the election of directors and statutory auditors. Under the Companies Act, to avoid exercising improper control in a form of mutual shareholding, an institutional shareholder, 25% or more voting rights of which are directly or indirectly held by us, does not have voting rights at our shareholders’ meeting. We have no voting rights with respect to our own common shares that we hold. Shareholders may exercise their voting rights through proxies, provided that a shareholder may appoint only one other shareholder who has voting rights as its proxy.

With respect to a special resolution, while the Companies Act generally requires a quorum of the majority of the total number of voting rights and approval of two-thirds of the voting rights presented at the meeting in connection with any material corporate actions, it allows a company to reduce the quorum for such special resolutions pursuant to its articles of incorporation to one-third (or greater than one-third) of the total number of voting rights. We adopted a quorum of not less than one-third of the total number of voting rights in our articles of incorporation for special resolutions for material corporate actions, such as:

●	a reduction of the stated capital (except when a company reduces the stated capital within a certain amount as provided for under the Companies Act);

●	an amendment to our articles of incorporation;

●	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval;

●	a dissolution, merger, or consolidation requiring shareholders’ approval;

●	a company split requiring shareholders’ approval;

●	a transfer of all or an important part of our business;

●	a takeover of the entire business of any other corporation requiring shareholders’ approval;

●	issuance of new shares at a substantially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with substantially favorable conditions, to persons other than our shareholders; and

●	other material corporate actions provided in the Companies Act.

99

The Companies Act provides additional specific rights for shareholders owning a substantial number of voting rights.

A shareholder holding 90% or more of the total number of voting rights of all shareholders has the right to demand that all other shareholders sell their shares to such shareholder who holds 90% or more of the voting rights.

Shareholders holding 10% or more of the total number of voting rights of all shareholders, or 10% or more of the total number of our outstanding shares, have the right to apply to a court of competent jurisdiction for our dissolution.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders for six months or more have the right to demand the convening of a shareholders’ meeting.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders, or 3% or more of the total number of our outstanding shares, for six months or more have certain rights under the Companies Act, which include the right to:

●	apply to a competent court for removal of a director or a corporate auditor where a fraudulent act or a significant event violating laws and regulations or the Company’s Articles of Incorporation exists with respect to performance of duties of such director or corporate auditor, and removal by shareholders at a meeting has been denied; and

●	apply to a competent court for removal of a liquidator.

Shareholders holding 3% or more of the total number of voting rights of all shareholders have the right to object to the exculpation of a director or a corporate auditor from certain liabilities.

Shareholders holding 3% or more of the total number of voting rights of all shareholders, or 3% or more of the total number of our outstanding shares, have certain rights under the Companies Act, which include the right to:

●	examine our accounting books and documents and make copies of them; and

●	apply to a competent court for the appointment of an inspector to inspect our operation and/or financial condition where an event casting doubt on a fraudulent act or a significant fact violating laws and regulations or the Company’s Articles Incorporation exists with respect to operation of the Company.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders for six months or more have the right to apply to a competent court for the appointment of an inspector to review the correctness of the convocation and voting procedures of a shareholders’ meeting.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders, or 300 or more voting rights, for six months or more have the right to demand that certain matters be added to the agenda items at a shareholders’ meeting.

100

Shareholders who have held any number of shares for six months or more have the right to demand that we take certain actions under the Companies Act, which include the rights to demand:

●	the institution of an action to enforce the liabilities of our directors or corporate auditors;

●	the institution of an action to disgorge from a recipient the benefit of a proprietary nature given in relation to the exercise of the right of a shareholder; and

●	on our behalf, that a director ceases an illegal or ultra vires action.

There are no provisions under the Companies Act or our articles of incorporation which forces shareholders to make additional contributions when requested by us.

Under the Companies Act, in order to change the rights of shareholders which are stipulated and defined in our articles of incorporation, we must amend our articles of incorporation. Amendments must, as a general rule, be approved by a special resolution of our shareholders.

Annual meetings and special meetings of shareholders are convened by our Chief Executive Officer based on a resolution of our board of directors. Under our articles of incorporation, shareholders of record as of February 28 of each year have the right to attend our annual shareholders’ meeting. We may, by prescribing a record date, determine the shareholders who are stated or recorded in the shareholder registry on the record date as the shareholders entitled to attend and take action at a special shareholders’ meeting, and in this case, we are required to make a public notice of the record date at least two weeks prior to the record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.

Our Acquisition of our Common Shares

Under applicable laws of Japan, we may acquire our common shares:

(i)	from a specific shareholder (other than any of our subsidiaries), pursuant to a special resolution of a shareholders’ meeting; or

(ii)	from any of our subsidiaries, pursuant to a resolution of our board of directors.

In the case of any acquisition made by way of (i) above, any other shareholder may request within a certain period of time provided under the applicable ordinance of the Ministry of Justice before a shareholders’ meeting that we also purchase the shares held by the requesting shareholder, unless the purchase price or any other consideration to be delivered in exchange for the acquisition of common shares does not exceed the market price of our common shares calculated by the method prescribed in the applicable ordinance of the Ministry of Justice.

In general, an acquisition by us of our common shares must satisfy certain requirements, including that the total amount of the acquisition price may not exceed the distributable amount.

We may hold the common shares which we acquired pursuant to (i) and (ii) above, or we may cancel such shares by a resolution of our board of directors. We may also dispose of such shares pursuant to a resolution of our board of directors, subject to other requirements applicable to the issuance of shares under the Companies Act.

Restrictions on Holders of our Common Shares

There are no restrictions with respect to non-residents of Japan or foreign shareholders holding our common shares or on the exercise of voting rights. However, pursuant to a provision of our share handling regulations, a shareholder who does not have an address or residence in Japan is required to file with our transfer agent its temporary address to receive notices in Japan or that of a standing proxy having any address or residence in Japan.

There are no provisions in our articles of incorporation that would have the effect of delaying, deferring, or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

101

There are no provisions in our articles of incorporation or other subordinated rules regarding an ownership threshold, above which shareholder ownership must be disclosed.

There are no provisions in our articles of incorporation governing changes in our Company’s capital that are more stringent than is required by law.

Historical Common Equity Transactions

[____]

We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our common shares. Future sales of substantial amounts of our common shares, including shares issued upon the conversion of any convertible notes, the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common shares to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, we will have [_______] common shares issued and outstanding. In the event the Representative exercises in full the over-allotment option to purchase additional common shares, we will have [____________] common shares issued and outstanding. The common shares sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued common shares that were not offered and sold in this offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted common shares of our Company for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of our common shares then outstanding; which will equal approximately [______] common shares immediately after this offering (assuming no exercise by the underwriters of their option to purchase additional common shares from us); or

●	1% of the average weekly trading volume of our common shares on the Nasdaq, as applicable, during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

102

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of US$50,000, the seller must file a notice on Form 144 with the SEC and the Nasdaq, as applicable, concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned our common shares for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, Rule 701 allows a shareholder who purchased our common shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers and holders of 10% or more of our outstanding securities (or securities convertible into our common shares) have agreed with the Representative, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares for a period of six months from the date on which the trading of the common shares on the Nasdaq commences. See the “Underwriting” section below for more information.

Form S-8 Registration Statements

Following the completion of this offering, we may file one or more registration statements on Form S-8 under the Securities Act to register the common shares issued or reserved for issuance under any future plan. The registration statement on Form S-8 will become effective automatically upon filing. Common shares issued upon exercise of a stock option and registered under the Form S-8 registration statement will, subject to vesting and lock-up provisions, and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the lock-up restrictions described under “Underwriting—No Sales of Similar Securities”, in which case, after the expiration of such lock-up.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL MATTERS RELATING TO SHARE TRANSFER RESTRICTIONS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

CERTAIN TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our common shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any local, state, foreign, including Japan, or other taxing jurisdiction.

103

Taxation in Japan

Generally, a non-resident of Japan or non-Japanese entity (which we refer to as a “Non-Resident Holder”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. A conversion of retained earnings or legal reserve (but not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is not treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation (Article 2(16) of the Japanese Corporation Tax Law and Article 8(1)(xiii) of the Japanese Corporation Tax Law Enforcement Order).

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (which we refer to as the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or entity, unless the recipient of the dividend has a “permanent establishment” in Japan, and the common shares with respect to which such dividends are paid are effectively connected with such “permanent establishment”, are generally subject to a withholding tax at rate of: (i) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (ii) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (which we refer to collectively as the “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Republic of Singapore. Japan’s income tax treaties with Australia, Belgium, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%.

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by our Company on shares, to Non-Resident Holders is 15% under the Japanese Income Tax Law, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law, including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding taxpayers need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (which we refer to as “Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315% (which we refer to as “Withholding Tax Rate”) which is applicable for the period from January 1, 2014 until December 31, 2037.

Taking this Withholding Tax Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) apply, in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares, in which case the applicable rate is 20.42% (standard tax rate of 20% imposed by Surtax). The treaty rate normally overrides the domestic rate, but due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Currently, the tax rate under the applicable tax treaty is lower than that under the domestic tax law and thus the treaty override treatment applies. As such, the tax rate under the Treaty applies for most holders of shares who are U.S. residents or entities. In the case where the treaty rate is applicable, no Surtax is imposed, but in order to enjoy the lower treaty rate, the taxpayer must file a treaty application in advance with the Japanese National Tax Agency through our Company. Gains derived from the sale outside Japan of a Japanese corporation’s shares by Non-Resident Holders, or from the sale of a Japanese corporation’s shares within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese entity not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is an investor who is a qualified U.S. resident eligible for benefit of the Treaty. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired a Japanese corporation’s shares as a distributee, legatee or donee.

104

Certain U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares by a U.S. holder (as defined below) that acquires our common shares in this offering. This summary is for general information purposes only and does not purport to be a complete discussion of all potential tax considerations that may be relevant to a particular person’s decision to acquire common shares.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated under the Code (the “U.S. Treasury Regulations”), the income tax treaty between Japan and the United States (the “Treaty”), published rulings of the U.S. Internal Revenue Service (the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. We have not requested a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below and, as a result, the IRS could disagree with portions of this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the common shares or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person under the Code.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the common shares, the U.S. federal income tax consequences to such partnership and its partners of the ownership and disposition of the common shares generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of the common shares.

This discussion applies only to a U.S. holder that holds common shares as “capital assets” under the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

●	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;

●	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;

●	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;

●	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;

105

●	own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

●	acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services;

●	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);

●	are required to accelerate the recognition of any item of gross income with respect to the common shares as a result of such income being recognized on an applicable financial statement;

●	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;

●	hold the common shares in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or

●	are former U.S. citizens or former long-term residents of the United States.

Each U.S. holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our common shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our Company, is classified as a passive foreign investment company (“PFIC”) for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raise in this offering will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the expected market price of the common shares in this offering, a decrease in the market price of our common shares may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold the common shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such common shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares. We believe we were not a PFIC in prior taxable year 2024 because less than 75% of our gross income was passive income and less than 50% of the average value of our assets consisted of assets that would produce passive income in 2024.

The discussion below under “—Distributions on the Common Shares” and “—Sale or Other Disposition of the Common Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that generally would apply if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

106

Distributions on the Common Shares

The gross amount of any distributions paid on our common shares will generally be included in the gross income of a U.S. holder as dividend income on the date actually or constructively received by the U.S. holder, in the case of common shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed on the basis of U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. Dividends received on our common shares generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the common shares on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (ii) we are not a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, and (iii) certain holding period requirements are met. For this purpose, common shares listed on the Nasdaq will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our common shares.

For U.S. foreign tax credit purposes, dividends paid on our common shares generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Japanese income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s particular circumstances, Japanese income taxes withheld from dividends on the common shares, at a rate not exceeding any reduced rate pursuant to the Treaty, will be creditable against the U.S. holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any Japanese income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received, calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, regardless of whether the Japanese yen are converted into U.S. dollars. If the Japanese yen received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Sale or Other Disposition of the Common Shares

A U.S. holder will recognize gain or loss on the sale or other disposition of a common share equal to the difference between the amount realized for the common share and the holder’s tax basis in the common share. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such common share was more than one year as of the date of the sale or other disposition. Long-term capital gain recognized by a non-corporate U.S. holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations. Any gain or loss recognized will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. holder may not be able to use the foreign tax credit arising from any Japanese tax imposed on the disposition of the common share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources.

107

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which you hold our common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a mark-to-market election as discussed below. Distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for you for such year and will be increased by an additional tax calculated as an interest charge on the resulting tax deemed deferred with respect to each such other taxable year at the rates generally applicable to underpayments of tax payable in those years.

If we are a PFIC for any taxable year during which a U.S. holder holds our common shares and any of our subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder may make a mark-to-market election with respect to our common shares, provided such common shares are treated as “marketable stock.” The common shares generally will be treated as marketable stock if the common shares are regularly traded on a “qualified exchange or other market,” as defined in applicable U.S. Treasury Regulations. Our common shares will be marketable stock as long as they remain listed on the Nasdaq, which is a qualified exchange for this purpose, and are regularly traded. We anticipate that our common shares should qualify as being regularly traded but no assurances can be given in this regard.

If a U.S. holder makes a valid mark-to-market election with respect to the common shares, the holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of common shares held at the end of the taxable year over the adjusted tax basis of such common shares and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the common shares over the fair market value of such common shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the common shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of our common shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. holder makes a mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

108

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the general PFIC rules described above with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We have not determined whether, if we were to be classified as a PFIC for a taxable year, we will provide information necessary for a U.S. holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares.

If a U.S. holder owns common shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form). A failure to file this report generally will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. holder’s investment in common shares).

The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of common shares.

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. holder furnishes required information to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. holders may be required to file information returns with respect to their investment in common shares. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a non-U.S. entity. U.S. holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. holders should consult with their own tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938.

U.S. Holders should consult their tax advisors regarding any reporting obligations that may arise with respect to the acquisition, ownership or disposition of our common shares. Failure to company with applicable reporting requirements could result in substantial penalties.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares. U.S. Holders should consult their own tax advisors concerning the tax consequences applicable to their particular situations.

109

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC, or Roth Capital, acting as the representative (“Representative”) of the underwriters in connection with this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of common shares set forth below:

Underwriters	Number of Common Shares

Roth Capital Partners, LLC

Total:

The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares offered by us in this prospectus are subject to various representations and warranties and other customary conditions specified in the underwriting agreement, such as receipt by the underwriter of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act, and to contribute to any payments the underwriter is required to make in respect thereof.

Commissions and Expenses

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the common shares to the underwriters at the offering price of $[●] per common share, which represents the public offering price of the common shares set forth on the cover page of this prospectus less a 7% underwriting discount. The underwriters may allow and certain dealers may reallow a discount from the concession not in excess of $[●] per share to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

110

The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share		Total Without Over-Allotment Option		Total With Full Over-Allotment Option
Public offering price	$	[●]	$	[●]	$	[●]
Underwriting discounts(1)	$	[●]	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]	$	[●]

(1) Represents an underwriting discount equal to 7.0% per common share. Does not include (i) the warrants to purchase a number of common shares equal to 5.0% of the number of shares sold in the offering or (ii) amounts representing reimbursement of out-of-pocket expenses, each as described below.

We have agreed to pay all expenses relating to the Offering, including, without limitation, all filing fees and communication expenses relating to the registration of the common shares to be sold in the Offering (including the Over-allotment common shares) with the Commission and the filing of the offering materials with FINRA; all fees and expenses relating to the listing of such common shares on such stock exchange as the Company and the Representative together determine; all reasonable fees, expenses and disbursements relating to background checks of the Company’s officers and directors; all fees, expenses and disbursements relating to the registration or qualification of such common shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the fees and disbursements of the Representative’s counsel for such counsel’s participation in the “blue sky” and stock exchange listing process); the costs of all mailing and printing of the underwriting documents (including the Underwriting Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), Registration Statements, Prospectuses and all amendments, supplements, and exhibits thereto and as many preliminary and final Prospectuses as the Representative may reasonably deem necessary; the costs and expenses of the public relations firm; the costs of preparing, printing and delivering certificates representing such common shares; fees and expenses of the transfer agent for such common shares; stock transfer taxes, if any, payable upon the transfer of securities from the Company to the Representative; the fees and expenses of the Company’s accountants and the fees and expenses of the Company’s legal counsel and other agents and representatives. Upon the Representative’s request, the Company shall provide funds to pay all such fees, expenses, and disbursements in advance. For the sake of clarity, it is understood and agreed that the Company shall be responsible for the Representative’s legal fees, costs and expenses in connection with the Offering irrespective of whether the Offering is consummated. Any expense deposit or advance will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

In addition, we agreed, during the engagement period of the Representative or until the consummation of this offering, whichever is earlier, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of the securities without the written consent of the Representative, provided that the Representative is reasonably proceeding in good faith with preparation for this offering. Until the underwriting agreement is signed, we may terminate the Representative’s participation in this offering only for cause. If terminated, we agree to reimburse the Representative for the full amount of its accountable expenses incurred to such date including but not limited to travel, lodging and other “road show” expenses, mailing, printing and reproduction expenses, and any expenses incurred by the Representative in conducting its due diligence), and also to reimburse the Representative for all fees and disbursements incurred by the Representative’s counsel, less any advance and amounts previously paid to the Representative in reimbursement for such expenses; provided, however, that such fees shall be subject to FINRA Rule 5110(f)(2)(C) and shall not apply if and to the extent the Representative has advised us of the Representative’s inability or unwillingness to proceed with this offering. The maximum amount we have agreed to reimburse the underwriter for their accountable expenses set forth in this and the immediately preceding paragraph will not exceed an aggregate of $         .

Option to Purchase Additional Common Shares

We have granted the underwriters an option exercisable for 45 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of [●] common shares from us at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

111

Representative’s Warrants

We have agreed to issue to the Representative (or permitted assignees) warrants to purchase [________] common shares, or warrants to purchase [______] common shares if the underwriters exercise the over-allotment option in full (5.0% of the common shares sold in this offering), at an exercise price equal to 110% of the public offering price of the shares sold in this offering. The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the four and a half-year period commencing six (6) months from the commencement of sales of the offering and expiring five (5) years from the effectiveness of the registration statement, will have a cashless exercise provision and will terminate on the fifth (5th) anniversary of the effective date of the registration statement of which this prospectus is a part. The Representative’s Warrants will also provide for customary anti-dilution provisions and “piggyback” registration rights with respect to the registration of the common shares underlying the warrants for a period of five (5) years from the commencement of sales of this offering and shall provide for automatic exercise immediately prior to expiration. We have registered the Representative’s Warrants and the shares underlying the Representative’s Warrants in this offering.

The Representative’s Warrants and the underlying shares are deemed compensation by FINRA and therefore will be subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The Representative (or permitted assignees under FINRA Rule 5110(e)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days immediately following commencement of sale of this offering subject to certain exceptions permitted by FINRA Rule 5110(e)(2).

The registration statement of which this prospectus is a part also registers for sale the Representative’s Warrants and the common shares issuable upon exercise of such warrant, as a portion of the underwriting compensation payable in connection with this offering.

Lock-Up Agreements

We, all of our directors, executive officers, and existing shareholders have agreed with the underwriters or our company that, for a period of no less than 6 months after the date of this prospectus subject to certain limited exceptions as described below, they will not directly or indirectly, without the prior written consent of each of the underwriters, (i) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common shares (including, without limitation, common shares that may be deemed to be beneficially owned by us in accordance with the rules and regulations of the SEC and common shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common shares (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell or grant options, rights or warrants with respect to any common shares or securities convertible into or exchangeable for common shares (other than the grant of options pursuant to option plans existing on the date of this prospectus), (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or other securities, in cash or otherwise, (iii) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common shares or securities convertible, exercisable or exchangeable into common shares or any of our other securities (other than any registration statement on Form S-8), or (iv) publicly disclose the intention to do any of the foregoing. These restrictions are subject to certain exceptions.

The underwriters, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release ordinary shares and other securities from lock-up agreements, the underwriters will consider, among other factors, the holder’s reasons for requesting the release, the number of common shares and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of our company, the underwriters will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of ordinary shares that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

112

Offering Price Determination

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be negotiated between the Representative and us. In determining the initial public offering price of our ordinary shares, the Representative considered:

●	the history and prospects for the industry in which we compete;
●	our financial information;
●	the ability of our management and our business potential and earning prospects;
●	the prevailing securities markets at the time of this offering; and
●	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The Representative of the underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common shares, in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	A short position involves a sale by the underwriters of common shares in excess of the number of common shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares involved in the sales made by the underwriters in excess of the number of common shares they are obligated to purchase is not greater than the number of common shares that they may purchase by exercising their option to purchase additional common shares. In a naked short position, the number of common shares involved is greater than the number of common shares in their option to purchase additional common shares. The underwriters may close out any short position by either exercising their option to purchase additional common shares and/or purchasing common shares in the open market. In determining the source of common shares to close out the short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through their option to purchase additional common shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions.

●	Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the common share originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common share or preventing or retarding a decline in the market price of the common share. As a result, the price of the common share may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common share. In addition, neither we nor any of the underwriters make any representations that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

113

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the Nasdaq

We intend to apply to list our common shares on the Nasdaq under the symbol “KOEI.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of common shares to a minimum number of beneficial owners as required by that exchange.

Stamp Taxes

If you purchase common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

114

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the common shares or possession or distribution of this prospectus or any other offering or publicity material relating to the common shares in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any common shares or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of common shares by it will be made on the same terms.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the common shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common shares without disclosure to investors under Chapter 6D of the Corporations Act. The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common shares must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any common shares recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The common shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non- Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The common shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The common shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the common shares for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

The common shares may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

115

Canada

Resale Restrictions

The distribution of common shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the common shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

Representations of Canadian Purchasers

●	By purchasing common shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

●	the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions;

●	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

●	where required by law, the purchaser is purchasing as principal and not as agent; and

●	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

116

Taxation and Eligibility for Investment

Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the common shares whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any common shares in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The common shares which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares offered should conduct their own due diligence on the common shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of common shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

117

United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21 of the FSMA does not apply to us; and

●	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the common shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common shares has been or will be:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer;

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

●	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

●	used in connection with any offer for subscription or sale of the common shares to the public in France.

Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

●	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the common shares, or distribution of a prospectus or any other offering material relating to the common shares. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

118

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the common shares within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of common shares, and (ii) that it will distribute in Germany any offering material relating to the common shares only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common shares may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Italy

The offering of common shares has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no common shares may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the common shares may not be distributed in Italy except:

●	to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

●	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

119

Any offer, sale or delivery of the common shares or distribution of copies of this prospectus or any other documents relating to the common shares in the Republic of Italy must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

●	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

●	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the common shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, common shares which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non- qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the common shares being declared null and void and in the liability of the intermediary transferring the common shares for any damages suffered by such non-qualified investors.

Japan

The common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the common shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

China

This prospectus has not been and will not be circulated or distributed in China, and the common shares may not be offered or sold, and will not be offered or sold, directly or indirectly, to any PRC resident or to persons for re-offering or resale, directly or indirectly, to any PRC resident except pursuant to applicable PRC laws and regulations.

Qatar

The common shares have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

120

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the common shares described herein. The common shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the common shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor our company nor the common shares have been or will be filed with or approved by any Swiss regulatory authority. The common shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the common shares will not benefit from protection or supervision by such authority.

Taiwan

The common shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the common shares in Taiwan.

United Arab Emirates (Excluding the Dubai International Financial Center)

The common shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

The information contained in this prospectus does not constitute a public offer of common shares in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

121

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

EXPENSES RELATED TO THE OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions and expenses, payable in connection with this offering. All amounts shown are estimates and subject to future contingencies, except the U.S. Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee, and the entry fee of the Nasdaq.

Description	Amount
U.S. Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority filing fee
Nasdaq entry fee
Accounting fees and expenses
Legal fees and expenses
Printing expenses
Accountable expenses
Miscellaneous
Total	$

122

LEGAL MATTERS

The validity of the common shares offered in this offering and certain legal matters as to Japanese law will be passed upon for us by City-Yuwa Partners, Tokyo, Japan.

Certain legal matters in connection with this offering with respect to United States federal securities law will be passed upon for us by Anthony, Linder & Cacomanolis, PLLC, West Palm Beach, Florida. Pryor Cashman LLP, New York, New York, is acting as U.S. counsel to the underwriters with respect to this offering.

EXPERTS

Our consolidated financial statements as of February 29, 2024, and for the year then ended included in this prospectus have been audited by MaloneBailey, LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a joint stock corporation organized under Japanese law. Most of our directors, corporate auditors and executive officers reside in Japan, and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us, or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. Our Japanese counsel, City-Yuwa Partners, has advised us that there is doubt as to the enforceability in Japan, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States. A Japanese court may refuse to apply provisions of U.S. securities laws in original actions, or to enforce judgments of U.S. courts that are based on such provisions, if it considers such provisions to be contrary to the public policy of Japan.

We have appointed Cogency Global Inc. as our agent for service of process relating to any suit, action, or proceeding originating in the state and federal courts of the United States relating to this registration statement that are brought against us under the state and federal laws of the United States. Cogency Global Inc.’s services are limited to only receiving service of process on our behalf and not the enforcement of judgments.

City-Yuwa Partners has further advised that the United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters, and a Japanese court may deem that there is not sufficient basis for the reciprocity on the enforcement of judgments. Therefore, if you obtain a civil judgment by a U.S. court, you may not be able to enforce it in Japan.

In addition, City-Yuwa Partners have advised the Company that it is uncertain whether the Japanese courts will (i) recognize or enforce judgments of United States courts obtained against the Company or any of its directors or officers under the civil liability provisions of the securities laws of the United States or any state of the United States or (ii) accept the original action brought in Japan against the Company or any of its directors or officers under the securities laws of the United States. Japan’s Civil Execution Act (Act No. 4 of 1979, as amended) and Code of Civil Procedure (Act No. 109 of 1996, as amended) require Japanese courts to deny requests for the enforcement of judgments of foreign courts where foreign judgments does not meet the requirements set forth in the Civil Execution Act and the Code of Civil Procedure, including the following:

●	the jurisdiction of the foreign court shall be recognized under laws, regulations, treaties, or conventions;

123

●	the defeated defendant has been served (excluding service by publication or other similar service) with the summons or order for the commencement of litigation, or that he/she did not receive such summons or order, but did respond to the summons or order;

●	the content of the judgment and the litigation proceedings are not contrary to public policy or good morals in Japan; and

●	there exists a guarantee of reciprocity as to the recognition by a court of the relevant foreign jurisdiction of a final judgment of a Japanese court.

Reciprocity is defined as the recognition in a foreign country of the validity of a judgment of a Japanese court of the same kind as that of a foreign court in that country under conditions not different in material respects from those in Japan, just as Japan recognizes the judgment of a foreign court, and the Japanese courts will determine the existence of reciprocity on a case-by-case basis for each judgment rendered by a foreign court

For example, Japanese courts recognize reciprocity for judgments of courts in the states of Hawaii, New York, California, and Nevada (mainly for monetary claims), but there is no guarantee that reciprocity will be recognized for judgments in other states or for different types of U.S. judgments. Therefore, U.S. court judgments for civil liability premised on U.S. federal and state securities laws may not be enforceable in Japan.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to the common shares being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Some items included in the registration statement have been omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about our Company and our common shares being offered by this prospectus, we refer you to the registration statement, including all amendments, supplements, exhibits, and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see a copy of such contract or document that has been filed. Each statement in this prospectus relating to a contract or document that is filed as an exhibit to the registration statement is qualified in all respects by reference to the full text of such contract or document filed as an exhibit to the registration statement.

You may access and read the registration statement and this prospectus, including the related exhibits and schedules, and any document we file with the SEC at the SEC’s Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public without charge through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers”, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a “foreign private issuer”, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, corporate auditors, and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchases and sales of securities. In addition, as a “foreign private issuer”, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. Furthermore, we will not be required under the Exchange Act to file annual or other reports and financial statements with the SEC as frequently or as promptly as U.S. companies that have securities registered under the Exchange Act. As such, we will file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish to the SEC under cover of Form 6-K certain other material information.

Our corporate website is [_____]. After the consummation of this offering, you may go to our website to access our periodic reports and other information that we file with the SEC as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus. We have included our website address in this prospectus solely for informational purposes.

124

KOEI GROUP CO., LTD.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Koei Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Koei Group Co., Ltd. and its subsidiaries (the “Company”) as of February 29, 2024, and the related consolidated statement of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2024.

Tokyo, Japan

May 29, 2025

F-2

KOEI GROUP CO., LTD.

CONSOLIDATED BALANCE SHEET

February 29,
2024
ASSETS
Current assets
Cash and cash equivalents	$7,147,447
Term deposits	1,041,067
Accounts receivable, net	1,347,352
Inventories	706,929
Prepaid expenses and other current assets, net	108,632
Total current assets	10,351,427

Non-current assets
Long-term investments	211,677
Property, plant and equipment, net	13,295,513
Intangible assets, net	161,919
Finance lease right-of-use assets	189,567
Operating lease right-of-use assets	491,077
Other assets	1,815,196
Total non-current assets	16,164,949

TOTAL ASSETS	$26,516,376

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,118,359
Short-term loans (including loan payable of $33,425 to a related party as of February 29, 2024)	6,667,804
Current portion of long-term loans	1,259,452
Advance from customers	319,129
Finance lease liabilities, current	66,090
Operating lease liabilities, current	392,852
Income tax payables	672,031
Accrued expenses and other current liabilities	1,174,045
Total current liabilities	12,669,762

Non-current liabilities
Long-term loans	7,043,614
Employee benefit obligations	2,298,293
Finance lease liabilities, non-current	128,410
Operating lease liabilities, non-current	83,108
Other liabilities	58,430
Total non-current liabilities	9,611,855

TOTAL LIABILITIES	22,281,617

Shareholders’ equity
Common shares (1,600 shares authorized, 286 shares issued and outstanding as of February 29, 2024, with no stated value)*	173,025
Additional paid-in capital*	692,101
Retained earnings	4,209,672
Accumulated other comprehensive loss	(840,039)
TOTAL SHAREHOLDERS’ EQUITY	4,234,759
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$26,516,376

*	Retrospectively restated for the effect of share issuance on August 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

KOEI GROUP CO., LTD.

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

For the Year Ended February 29,
2024

Revenues	$35,857,180
Cost of revenues	(28,076,605)
Gross profit	7,780,575

Operating expenses
Selling, general and administrative expenses (including selling, general and administrative expenses from a related party of $58,906 for the year ended February 29, 2024)	(4,905,569)
Total operating expenses	(4,905,569)

Income from operations	2,875,006

Other income (expenses)
Other income	61,684
Other expenses	(82,280)
Interest expenses	(135,585)
Loss from equity method investments	(701,348)
Total other expenses	(857,529)

Income before income taxes	2,017,477
Income tax expense	(692,225)
Net income	$1,325,252

Net income per share - basic and diluted*	$4,633.75
Weighted average shares outstanding - basic and diluted*	286

Comprehensive income
Net income	$1,325,252
Other comprehensive income (loss)
Foreign currency translation adjustment	(379,674)
Adjustments related to defined benefit plans, net of tax	63,222
Total comprehensive income	$1,008,800

*	Retrospectively restated for the effect of share issuance on August 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

KOEI GROUP CO., LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED FEBRUARY 29, 2024

	Common Shares*	Additional Paid-in Capital*	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance as of February 28, 2023	$173,025	$692,101	$3,022,498	$(523,587)	$3,364,037
Net income	-	-	1,325,252	-	1,325,252
Distribution of dividends	-	-	(138,078)	-	(138,078)
Adjustments related to defined benefit plans, net of tax effect of $(32,569)	-	-	-	63,222	63,222
Foreign currency translation adjustment	-	-	-	(379,674)	(379,674)
Balance as of February 29, 2024	$173,025	$692,101	$4,209,672	$(840,039)	$4,234,759

*	Retrospectively restated for the effect of share issuance on August 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

KOEI GROUP CO., LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended February 29,
2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,325,252
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	768,830
Provision for credit losses	223,083
Amortization of debt issuance costs	57,554
Non-cash lease expense	449,043
Deferred income tax benefit	(232,090)
Loss from equity method investments	701,348
Loss on modification of operating lease contracts	175
Changes in operating assets and liabilities:
Term deposits	(16)
Accounts receivable, net	(98,595)
Inventories	(523,941)
Prepaid expenses and other current assets, net	(180,747)
Other assets	(77,280)
Accounts payable	142,199
Advance from customers	(178,097)
Income tax payables	589,435
Accrued expenses and other current liabilities	169,294
Operating lease liabilities	(454,781)
Other liabilities	170,611
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,851,277

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of term deposits	(117,302)
Purchase of long-term investments	(698,227)
Purchase of property, plant and equipment	(782,871)
NET CASH USED IN INVESTING ACTIVITIES	(1,598,400)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from a related party	56,285
Repayments to a related party	(21,107)
Repayments of bank and other borrowings	(1,266,583)
Repayments of finance lease liabilities	(76,660)
Distribution of dividends	(138,078)
NET CASH USED IN FINANCING ACTIVITIES	(1,446,143)

Effect of exchange rate changes	(759,940)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(953,206)
CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF THE YEAR	8,100,653
CASH AND CASH EQUIVALENTS AS OF THE END OF THE YEAR	$7,147,447

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$135,585
Cash paid for income taxes	$333,132

NON-CASH INVESTING AND FINANCING ACTIVITIES
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$177,581
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	$61,551
Liabilities assumed in connection with purchase of property, plant and equipment	$207

The accompanying notes are an integral part of these consolidated financial statements.

F-6

KOEI GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Koei Group Co., Ltd., previously known as DARINGATE CO., LTD. (“Koei”), is a holding company incorporated in Japan on August 8, 2024. Through its consolidated subsidiaries, Koei is primarily engaged in resource recycling, industrial waste management, and IT asset disposal (“ITAD”).

Koei and its subsidiaries included in the consolidated financial statements are collectively referred to herein as the “Company”, “we” and “us” unless specific reference is made to an entity.

Reorganization

On August 8, 2024, Koei acquired 100% of the equity interest in KOEI JAPAN CO., LTD. (“KOEI JAPAN”) by exchanging all of its 286 common shares. As a result, KOEI JAPAN became a wholly owned subsidiary of Koei. This transaction has been accounted for as a recapitalization between entities under common control since the same controlling shareholders controlled these two entities before and after the reorganization. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the transaction had become effective as of the beginning of the earliest period presented in the accompanying consolidated financial statements.

Corporate Structure

As of February 29, 2024, the Company’s major subsidiaries are as follows:

Name	Place of Incorporation	Date of Incorporation	Percentage of Ownership	Principal Activities
KOEI JAPAN CO., LTD., previously known as Koei Shoji Co., Ltd. (“KOEI JAPAN”)	Japan	April 20, 1995	100%	Recycled materials sales, industrial waste management and ITAD
KOEISING PTE. LTD., previously known as DARINGATE PTE. LTD. (“KOEISING”)	Singapore	February 17, 2022	100%	Recycled materials sales and ITAD
KOEI (THAILAND) CO., LTD. (“KOEI THAILAND”)	Thailand	January 15, 2024	100%*	ITAD

*	KOEI JAPAN holds a 99.99% ownership interest in KOEI THAILAND, with the remaining 0.01% (equivalent to one share) held by the Chief Executive Officer (“CEO”) of the Company. Given the immaterial impact of the non-controlling interest, no separate presentation was made in the consolidated financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principals of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

(b) Foreign Currency

The Company maintains its books and record in its local currency, Japanese YEN (“JPY” or “¥”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet date. The resulting exchange differences are recorded in other income (expenses) in the consolidated statement of operations and comprehensive income.

The reporting currency of the Company is the United States Dollars (“USD” or “$”), and the accompanying consolidated financial statements have been expressed in USD. In accordance with ASC Topic 830-30, “Translations of Financial Statements”, assets and liabilities of the Company whose functional currency is not USD are translated into USD, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive income (loss) within the statement of changes in shareholders’ equity.

Translation of amounts from local currency of the Company into $1 has been made at the following exchange rates:

February 29,
2024
Current JPY: $1 exchange rate	150.73
Average JPY: $1 exchange rate	143.22

F-7

(c) Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, useful lives and impairment of long-lived assets, valuation allowance of deferred tax assets, uncertain tax positions, valuation of defined benefit plans, allowance for credit losses and implicit interest rate of operating and finance leases. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits in banks and other financial institutions that are unrestricted as to withdrawal or use, and which have original maturities of three months or less. The Company maintains bank accounts in Japan, Singapore and Thailand.

(e) Term Deposits

Term deposits consist of deposits placed with a financial institution with original maturities of greater than three months.

(f) Accounts Receivable, Net

Accounts receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). The Company’s accounts receivable balances are unsecured, bear no interest and are due upon normally within a year from the date of the sale.

(g) Inventories

Inventories, primarily consist of unprocessed materials and processed/unprocessed recyclables ready for sale, including end-of-life electronics and electronic scrap materials. Inventories are stated at the lower of cost or estimated net realizable value, with cost computed on the first-in, first-out (“FIFO”) basis. The Company records inventory reserves for obsolete and slow-moving inventory and for estimated shrinkage between physical inventory counts. Inventory reserves are recorded based on inventory obsolescence trends, historical experience and application of the specific identification method, if any.

F-8

(h) Long-term Investments

Investments in privately held companies or organizations that do not report NAV per share

Investments in privately held entities that do not report NAV per share are accounted for using a measurement alternative, under which these investments are measured at cost, adjusted for observable price changes and impairments, with changes recognized in other income (expenses).

Investments accounted for under equity method

We use the equity method to account for investments in silent partnerships, which is a structure similar to limited partnership, that we do not have a controlling financial interest but have the ability to influence the operating and financial policies of the investees. Under the equity method of accounting, we initially recognize our investments at cost and subsequently adjust the carrying amount of the investments for our share of earnings or losses reported by the investees, distributions received, and other-than-temporary impairments. Losses in excess of the carrying amount of our equity method investments, if any, are recognized when (i) we are unlikely to abandon the investee due to operating considerations, or (ii) it is anticipated that the investee’s return to profitability is imminent. Losses in excess of the carrying amount of our equity method investments are presented as a liability in the consolidated balance sheet.

(i) Property, Plant and Equipment, Net

Property, plant and equipment are measured using the cost model and are stated at cost less accumulated depreciation. Acquisition cost includes mainly the costs directly attributable to the acquisition. Depreciation is calculated using the straight-line and declining balance methods over the estimated useful lives, as more details follow:

	Depreciation Method	Useful Life
Land	Not depreciated	-
Buildings and facilities attached to buildings	Straight-line / Declining balance method	5-39 years
Machinery and equipment	Declining balance method	2-17 years
Vehicles and forklifts	Declining balance method	2-6 years
Tools, furniture and fixtures	Declining balance method	3-15 years
Software*	Straight-line method	5 years

* Represents software that is non-detachable to the hardware.

F-9

The costs incurred for assets that were still under construction as of the year-end were reported as construction in progress. No provision for depreciation is made on the assets under construction until such time as the relevant assets are completed and ready for their intended use.

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

(j) Intangible Assets, Net

Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets as follows:

Useful Life
Trademark	10 years
Facilities use right	15 years

(k) Corporate-owned Life Insurance Policies

The Company has purchased corporate-owned life insurance policies to insure the life of its CEO. Management considers these policies to be operating assets. These insurance policies are recorded at their cash surrender values, included in other assets in the consolidated balance sheet with change in cash surrender value during the period recorded in selling, general and administrative expenses.

(l) Leases - Lessee

The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

We classify our leases as either finance or operating leases. If a lease meets any of the following criteria, we account for it as a finance lease; otherwise, we account for it as an operating lease.

(i)	ownership is transferred from lessor to lessee by the end of the lease term;
(ii)	an option to purchase is reasonably certain to be exercised;
(iii)	the lease term is for the major part of the underlying asset’s remaining economic life;
(iv)	the present value of lease payments equals or exceeds substantially all of the fair value of the underlying assets; or
(v)	the underlying asset is specialized and is expected to have no alternative use at the end of the lease term.

The Company recognizes right-of-use assets and lease liabilities for all leases other than those with a term of twelve months or less as the Company has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are classified and recognized at the commencement date of a lease. Lease liabilities are measured based on the present value of fixed lease payments over the lease term. Right-of-use assets consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company.

As the rates implicit on the Company’s leases for which it is the lessee are not readily determinable, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. When determining the incremental borrowing rate, the Company assesses multiple variables such as lease term, collateral, economic conditions, and its creditworthiness.

F-10

(m) Impairment of Long-Lived Assets

Long-lived assets with finite lives, primarily property, plant and equipment, intangible assets, operating lease right-of-use assets and finance lease right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets during the year ended February 29, 2024.

(n) Defined Benefit Plans

The Company has unfunded defined benefit severance indemnity plans, which cover directors and a corporate auditor. Under the defined benefit severance indemnity plans, directors and the corporate auditor of KOEI JAPAN are entitled to severance payments based on their earnings and the length of service until retirement or termination of employment for reasons other than dismissal for cause. The projected benefit obligation at February 28 (or 29), the measurement date, is recognized in the consolidated balance sheet. The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on employee services already rendered and estimated future compensation levels. Net periodic retirement cost is recorded in the consolidated statement of operations and comprehensive income and includes service cost, interest cost and amortization of actuarial gains and losses, if any. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Actuarial gains and losses included in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees if it exceeds the corridor, which is defined at 10% of the projected benefit obligation.

(o) Revenue Recognition

The Company recognizes revenues under ASC Topic 606, “Revenue from Contracts with Customers”.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. Revenue amount represents the invoiced value, net of consumption tax and applicable local government levies, if any. The consumption tax on sales is calculated at 10% of gross sales.

The Company reports revenue on a gross or net basis based on management’s assessment of whether the Company acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on the evaluation of whether (i) the Company is primarily responsible for fulfilling the promise to provide the specified goods or service, (ii) the Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer and (iii) the Company has discretion in establishing the price for the specified good or service. If the terms of a transaction do not indicate the Company is acting as a principal in the transaction, then the Company is acting as an agent in the transaction and the associated revenues are recognized on a net basis.

F-11

The Company currently generates its revenue from the following main sources:

Sales of Recycled Materials

The majority of the Company’s revenues comes from sales of recycled materials, including electronic scrap from end-of-life electronics, dismantled home appliances, and circuit boards. Revenue is recognized at a point in time when the control of the promised goods is transferred to customers, which is generally when the goods are inspected and accepted by the customers. We do not provide warranties for the recycled materials sold.

Industrial Waste Management and Other Services Revenue

The Company generates waste management revenue by collecting, transporting and disposing of industrial waste. It also provides other miscellaneous services, primarily IT asset disposal, involving the secured destruction or erasure of data from used IT equipment, such as computers and smartphones. Revenue is recognized at a point in time when the promised service is completed.

Payments to customers that are not in exchange for a distinct good or service are recorded as reductions of revenue. The Company makes rebates to certain customers associated with payments for recycled materials that are received and subsequently processed and sold to other customers. Rebates are generally recorded as reductions of revenue upon the receipt of the recycled materials.

(p) Allowance for Credit Losses

The Company adopted Accounting Standards Updates No. 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments on March 1, 2022.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of accounts receivables and prepaid expenses. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. During the year ended February 29, 2024, the Company recorded $2,094 and $220,989 allowance for doubtful accounts for accounts receivable and prepaid expenses, respectively.

(q) Advertising Expenses

The Company expenses advertising costs as they are incurred. Total advertising expenses were $215,192 for the year ended February 29, 2024, and have been included as part of selling, general and administrative expenses.

(r) Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions. The Company does not require collateral or other security to support financial instruments subject to credit risk. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Customers

For the year ended February 29, 2024, customers accounting for 10% or more of the Company’s total revenues were as follows:

February 29,
2024
Customer A	11%
Customer C	16%

As of February 29, 2024, customers accounting for 10% or more of the Company’s total net outstanding accounts receivable were as follows:

February 29,
2024
Customer A	23%
Customer B	14%

Suppliers

For the year ended February 29, 2024, supplier accounting for 10% or more of the Company’s total purchases was as follows:

February 29,
2024
Supplier A	11%

As of February 29, 2024, supplier accounting for 10% or more of the Company’s total outstanding accounts payable was as follows:

February 29,
2024
Supplier A	11%

F-12

(s) Segment Reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined the Company’s operations constitute a single reportable segment.

(t) Comprehensive Income or Loss

ASC Topic 220, “Comprehensive Income,” establishes standards for reporting and display of comprehensive income or loss, its components and accumulated balances. Comprehensive income or loss as defined includes all changes in shareholders’ equity during a period from non-owner sources.

(u) Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted net income per share reflects the potential dilution that could occur if stock options and other commitments to issue common shares were exercised or equity awards vest resulting in the issuance of common shares that could share in the net income of the Company.

(v) Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC Topic 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

F-13

(w) Income Taxes

Income taxes are accounted for using an asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

The Company follows ASC Topic 740, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Under the provisions of ASC Topic 740, when tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the consolidated statement of operations and comprehensive income.

(x) Fair Value Measurements

The Company performs fair value measurements in accordance with ASC Topic 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

●	Level 1: quoted prices in active markets for identical assets or liabilities;
●	Level 2: inputs other than Level 1 that are observable, either directly or indirectly; or
●	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

As of February 29, 2024, the carrying values of current assets and current liabilities approximated their fair values reported in the consolidated balance sheet due to the short-term maturities of these instruments. Debt that bears variable interest rates indexed to prime also approximates fair value as it reprices when market interest rates change.

(y) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

F-14

(z) Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU No. 2023-09 is effective for public entities for annual reporting periods beginning after December 15, 2023, on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvement to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and for annual periods beginning after December 15, 2025 for all other entities, on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” to improve disclosures about the nature of expenses in commonly presented financial statement captions. ASU 2024-03 is effective for all public business entities for annual reporting periods beginning after December 15, 2026, on either a prospective or retrospective basis. Early adoption permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net were summarized as follows:

February 29,
2024
Accounts receivable	$1,359,228
Less: allowance for doubtful accounts	(11,876)
Accounts receivable, net	$1,347,352

The movements of the allowance for doubtful accounts were as follows:

For the Year Ended February 29,
2024
Beginning balance	$10,929
Provision for credit loss	12,498
Recovery of credit loss	(10,404)
Foreign currency translation adjustment	(1,147)
Ending balance	$11,876

NOTE 4 — INVENTORIES

Inventories consist of the following:

February 29,
2024
Unprocessed materials	$55,030
Recyclables ready for sale	651,899
Total inventories	$706,929

F-15

NOTE 5 — LONG-TERM INVESTMENTS

Long-term investments consist of the following:

February 29, 2024
Investment in a private organization that does not report NAV per share:
An organization without observable price changes	$66
Investments in silent partnerships accounted for under the equity method	211,611
Total long-term investments	$211,677

Losses from equity method investments during the year ended February 29, 2024 were $701,348, including losses in excess of the carrying amount of equity method investments of $184,955.

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

February 29,
2024
Land	$8,231,238
Buildings and facilities attached to buildings	6,573,161
Machinery and equipment	2,630,720
Vehicles and forklifts	957,462
Tools, furniture and fixtures	464,736
Software	214,854
Construction in progress	56,923
Subtotal	19,129,094
Less: accumulated depreciation	5,833,581
Property, plant and equipment, net	$13,295,513

Certain property, plant and equipment, mainly land and buildings, in the carrying amount of $11,851,559 as of February 29, 2024, were pledged to secure the Company’s loans, see Note 9.

Depreciation expense was $691,232 for the year ended February 29, 2024.

NOTE 7 — OTHER ASSETS

Other assets consist of the following:

February 29,
2024
Deferred income tax assets	$879,414
Corporate-owned life insurance policies	681,258
Security deposits	205,926
Others	48,598
Total other assets	$1,815,196

NOTE 8 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

February 29,
2024
Accrued expenses	$285,995
Losses in excess of the carrying amount of equity method investments	250,156
Wage and bonus payables	409,548
Consumption tax payable	153,574
Individual income tax withheld on behalf of employees	59,258
Others	15,514
Total accrued expenses and other current liabilities	$1,174,045

F-16

NOTE 9 —BANK AND OTHER BORROWINGS

Bank and other borrowings consist of the following:

Indebtedness	Weighted Average Interest Rate(1)	Weighted Average Years to Maturity(1)	Balance as of February 29, 2024
Unsecured short-term loans
Fixed rate loan borrowed under revolving line of credit	0.09%	0.06	$663,438
Variable rate loans borrowed under revolving lines of credit	0.50%	0.15	5,970,941
Non-interest bearing loan(2)	0.00%	N/A	33,425
Total	0.59%	0.21	$6,667,804

Long-term loans
Secured loans(3)
Variable rate loans	0.80%	6.37	$7,198,301
Subtotal	0.80%	6.37	7,198,301

Unsecured loans
Fixed rate loans	0.03%	0.16	439,143
Variable rate loans	0.09%	0.50	867,591
Subtotal	0.12%	0.66	1,306,734
Aggregate outstanding principal balance of long-term loans	0.92%	7.03	8,505,035
Less: unamortized debt issuance costs			(201,969)
Less: current portion			(1,259,452)
Non-current portion			$7,043,614

(1)	Pertained to information for loans outstanding as of February 29, 2024.
(2)	Borrowed from Ryuma Iwamoto, the CEO of KOEISING, who is also a director and principal shareholder of the Company, for working capital purpose, with the balance due on demand.
(3)	Pledged by property, plant and equipment of the Company.

The Company borrowed loans from various financial institutions for the purpose of purchasing property, plant and equipment, and for working capital purpose.

Interest expense for bank and other borrowings was $135,585 for the year ended February 29, 2024.

F-17

As of February 29, 2024, future minimum payments for loans are as follows:

Years ending February 28 (29),	Principal Repayment
2025	$7,975,494
2026	1,277,702
2027	1,194,878
2028	1,042,500
2029	1,042,500
Thereafter	2,639,765
Total	$15,172,839

NOTE 10 — LEASES – AS A LESSEE

The Company has entered into operating leases for offices, parking lots, and warehouses purposes, with terms ranging from one to eighteen years. Additionally, the Company has finance leases for certain office, production equipment, and vehicles, with terms ranging from five to seven years. The estimated effect of lease renewal and termination options, as applicable, that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities was included in the consolidated financials.

During the year ended February 29, 2024, one operating lease was guaranteed by the CEO of the Company.

Operating lease expenses for lease payments are recognized on a straight-line basis over the lease term. Finance lease costs include amortization, which is recognized on a straight-line basis over the expected life of the leased assets, and interest expenses, which are recognized following an effective interest rate method. Leases with initial term of twelve months or less are not recorded in the consolidated balance sheet.

The components of lease costs are as follows:

For the Year Ended February 29,
2024
Finance lease costs
Amortization of finance lease right-of-use assets	$76,718
Interest on finance lease liabilities	1,866
Total finance lease costs	78,584
Operating lease costs	475,448
Short-term lease costs	8,344
Total lease costs	$562,376

The following table presents supplemental information related to the Company’s leases:

For the Year Ended February 29,
2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$1,866
Operating cash flows from operating leases	470,371
Financing cash flows from finance leases	76,660
Non-cash information:
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	61,551
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	177,581

Weighted average remaining lease term (years)
Finance leases	3.57
Operating leases	1.22

Weighted average discount rate (per annum)
Finance leases	0.82%
Operating leases	2.59%

F-18

As of February 29, 2024, the future maturity of lease liabilities is as follows:

Years ending February 28 (29),	Finance Lease	Operating Lease
2025	$67,431	$400,755
2026	52,493	84,380
2027	39,678	-
2028	26,769	-
2029	8,302	-
Thereafter	2,667	-
Total undiscounted lease payments	197,340	485,135
Less: imputed interest	(2,840)	(9,175)
Present value of lease liabilities	194,500	475,960
Less: lease liabilities, current	(66,090)	(392,852)
Lease liabilities, non-current	$128,410	$83,108

NOTE 11 — DEFINED BENEFIT PLANS

The Company has unfunded defined benefit severance indemnity plans under which qualified directors and the corporate auditor of KOEI JAPAN are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance indemnities based on years of service and other factors. When a benefit is paid in a single payment to a benefit payee under the plans, the payment represents final relief of the obligation.

Net periodic benefit cost

The following table presents the components of net periodic benefit cost for defined benefit plans of the Company for the year ended February 29, 2024. The Company’s measurement date is February 28 (or 29) for defined benefit plans.

For the Year Ended
February 29,
2024
Service cost	$143,632
Interest cost	24,869
Net periodic benefit cost	$168,501

Benefit obligations

The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) for the year ended February 29, 2024.

For the Year Ended
February 29,
2024
Beginning balance of PBO	$2,464,486
Service cost	143,632
Interest cost	24,869
Actuarial gain	(95,791)
Foreign currency translation adjustment	(238,903)
Ending balance of PBO	$2,298,293

The accumulated benefit obligation was $1,788,979 as of February 29, 2024.

The following table presents the after-tax amount of the Company’s plans deferred in accumulated other comprehensive income (loss) that has not yet been recognized as a component of net periodic benefit cost as of February 29, 2024.

February 29,
2024
Net actuarial gain	$(152,961)
Total	$(152,961)

Amount recognized in other comprehensive income (loss), net of tax, for the year ended February 29, 2024, is as follows:

For the Year Ended
February 29,
2024
Net actuarial gain	$(63,222)
Total	$(63,222)

Pre-tax amount of the Company’s plans in accumulated other comprehensive loss, which is expected to be recognized as component of net periodic benefit cost over the next fiscal year is as follows.

For the Year Ended February 28, 2025
Net actuarial loss	$193
Total	$193

Assumption

The following table presents the weighted-average assumption used to determine the PBO of the Company’s plans as of February 29, 2024 and the net periodic benefit cost for the year then ended.

As of February 29,
2024
Discount rate	1.06%

The Company generally determines the discount rate for its defined benefit plans by referencing indices for long-term, high-quality debt securities and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Cash Flows

As of February 29, 2024, the expected future benefit payments are as follows:

Years ending February 28 (29),	Expected Payments
2025	$9,746
2026	11,442
2027	13,549
2028	15,483
2029	17,245
Thereafter	2,621,305
Total	$2,688,770

F-19

NOTE 12 - INCOME TAXES

Japan

The Company conducts its major businesses in Japan and is subject to tax in this jurisdiction. During the year ended February 29, 2024, all taxable income of the Company was generated in Japan. As a result of its business activities, the Company files tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of approximately 34.00% for the year ended February 29, 2024.

Singapore

KOEISING is incorporated in Singapore and subject to income tax rate at 17% statutory tax rate with respect to the assessable income generated from Singapore.

Thailand

KOEI THAILAND is incorporated in Thailand and subject to income tax rate at 20% statutory tax rate with respect to the assessable income generated from Thailand.

For the year ended February 29, 2024, the Company’s income tax expenses are as follows:

For the Year Ended February 29,
2024
Current	$924,315
Deferred	(232,090)
Total	$692,225

A reconciliation of the effective income tax rate reflected in the accompanying consolidated statement of operations and comprehensive income to the Japanese statutory tax rate for the year ended February 29, 2024 is as follows:

For the Year Ended February 29,
2024
Japanese statutory tax rate	34.00%
Effect of income tax rate difference under different tax jurisdictions	0.91%
Effect of expenses not deductible	1.96%
Effect of changes in valuation allowance	0.92%
Effect of tax payments and dues	(0.90)%
Other adjustments	(2.58)%
Effective tax rate	34.31%

During the year ended February 29, 2024, the Company underwent a tax examination conducted by the Japanese tax authority for the income tax returns filed by KOEI JAPAN for the years ended February 28, 2021 through 2023. The liabilities on the income tax exposure were determined to be JPY3.61 million (approximately $24,000) based on the outcome of the examination, which were paid by the Company in December 2023 and recorded as income tax expenses in the consolidated statement of operations and comprehensive income for the year ended February 29, 2024.

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities on February 29, 2024 are presented below:

February 29,
2024
Deferred income tax assets:
Revenue and expense adjustments	$220,376
Lease liabilities	202,879
Employee benefit obligations	781,419
Allowance for credit losses	71,393
Net operating losses	22,123
Losses in excess of carrying amount of equity method investments	87,068
Others	19,866
Subtotal	1,405,124
Less: valuation allowance	(22,123)
Total deferred income tax assets, net	$1,383,001

Deferred income tax liabilities:
Revenue and expense adjustments	$(135,480)
Change in cash surrender value of life insurance policies	(159,138)
Right-of-use assets	(206,342)
Others	(2,627)
Total deferred income tax liabilities	$(503,587)

Deferred income tax assets, net (included in other assets)	$879,414

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Company regularly assesses the ability to realize its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The Company weighs all available positive and negative evidence, including its earnings history and results of recent operations, projected future taxable income, and tax planning strategies.

F-20

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Company’s projections for growth. The adjustments of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which the valuation allowance is adjusted. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that the Company will utilize the benefits of these deferred tax assets as of February 29, 2024. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding the Company, effects by market conditions, effects of currency fluctuations or other factors.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of February 29, 2024, the management considered the Company did not have any significant unrecognized uncertain tax positions. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from February 29, 2024. Open tax years in Japan are five years. The Company’s income tax returns filed in Japan for the tax years up to the year ended February 28, 2023 were examined by the relevant tax authorities.

NOTE 13 — SHAREHOLDERS’ EQUITY

No common share was issued during the year ended February 29, 2024.

As of February 29, 2024, there were 286 shares of common share issued and outstanding. The number of shares reflects the retrospective presentation of the share issuance on August 8, 2024, resulting from the recapitalization between entities under common control.

During the year ended February 29, 2024, the Company declared and distributed cash dividends of $138,078.

Legal reserve set aside as appropriation of retained earnings and legal capital surplus

Retained earnings consist of legal reserves and accumulated earnings. The Companies Act provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Companies Act. Legal reserves may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval of the General Meeting of Shareholders.

NOTE 14 – DISAGGREGATION OF REVENUES

Revenues generated from different revenue streams consist of the following:

For the Year Ended February 29,
2024
Sales of recycled materials	$34,112,949
Industrial waste management and other services	1,744,231
Total	$35,857,180

Changes in the Company’s advance from customers for the year ended February 29, 2024 were presented in the following table:

February 29,
2024
Advance from customers as of the beginning of the year	$539,895
Net cash received in advance during the year	18,970,492
Revenue recognized (consumption tax included) from opening balance of advance from customers	(513,960)
Revenue recognized (consumption tax included) from advance from customers arising during current year	(18,634,629)
Foreign currency translation adjustment	(42,669)
Advance from customers as of the end of the year	$319,129

As of February 29, 2024, and for the year then ended, substantially all of our long-lived assets and revenues generated were attributed to the Company’s operations in Japan.

F-21

NOTE 15 – RELATED PARTY TRANSACTIONS

During the year ended February 29, 2024, the Company engaged Nufika LLC (“Nufika”), for engineering and consulting services, mainly U.S. market research, for which $58,906 in consulting fees were incurred and recorded in selling, general and administrative expenses. As of February 29, 2024, Nufika was controlled by relatives of the Company’s CEO, including Robert Wagner and Maki Wagner, who were appointed as the Chief Business Officer and Chief Communications Officer, respectively, as well as directors of Koei, in February 2025.

In March 2025, the Company completed the acquisition of 51% equity interest in Nufika for a cash consideration of $1 million. Nufika has been converted from a limited liability company (LLC) to a C-Corporation and renamed “Koei US, Inc.”

Also see Note 9 and 10 for more transactions with related parties.

NOTE 16 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through May 29, 2025, which is the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as disclosed below.

In April 2024, the Company declared cash dividends of JPY20 million (approximately $133,000), which were distributed in June 2024.

In October 2024, the Company paid Eiko Iwamoto, the former corporate auditor of KOEI JAPAN and the wife of the Company’s CEO, a one-time retirement compensation of JPY78 million (approximately $518,000) in accordance with the defined benefit plan.

In March 2025, the Company established a subsidiary, EPJ CO., LTD., which is wholly owned by Koei.

F-22

[_______] Common Shares

Koei Group Co., Ltd.

PROSPECTUS

Roth Capital Partners

, 2025

Through and including , 2025 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Article 330 of the Companies Act of Japan (which we refer to as the “Companies Act”) makes the provisions of Part III, Chapter 2, Section 10 of the Civil Code of Japan applicable to the relationship between us and our directors and corporate auditors. Section 10 of the Civil Code, among other things, provides in effect that:

1.	Any director or corporate auditor of a company may demand advance payment of expenses considered necessary for the management of the affairs of such company entrusted to the director or corporate auditor;

2.	If a director or a corporate auditor of a company has defrayed any expenses considered necessary for the management of the affairs of such company entrusted to the director or corporate auditor, the director or corporate auditor may demand reimbursement therefor and interest thereon after the date of payment from such company;

3.	If a director or a corporate auditor has assumed an obligation necessary for the management of the affairs of such company, the director or corporate auditor may require such company to perform it in the director or corporate auditor’s place or, if it is not due, to furnish adequate security; and

4.	If a director or a corporate auditor, without any fault on the director or corporate auditor’s part, sustains damage through the management of the affairs of such company, the director or corporate auditor may demand compensation therefor from such company.

Pursuant to Articles 30 and 39 of the Articles of Incorporation of the Company and pursuant to Article 427 of the Companies Act, the Company may enter into agreements with non-executive directors and corporate auditors to limit their liability to the Company with respect to loss or damage caused by their acts stipulated in Article 423 of the Companies Act, respectively. However, the amount of such limited liability shall be the minimum liability limit stipulated by laws and regulations. The Company has no “non-executive directors” under the Companies Act.

In addition, our articles of incorporation include limitation of liability provisions, pursuant to which we can exempt, by resolution of our board of directors, our independent directors and corporate auditors from liabilities arising in connection with any failure to execute their respective duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), within the limits stipulated by applicable laws and regulations including Article 426, Paragraph 1 of the Companies Act.

We maintain, at our expense, a directors’ and officers’ liability insurance policy for each of our directors and corporate auditors. The policy insures each of our directors and corporate auditors against certain liabilities that they may incur in their capacity as a director or corporate auditor.

II-1

Item 7. Recent Sales of Unregistered Securities.

Historical Common Equity Transactions

Since its inception on August 8, 2024, the Company engaged in the following unregistered stock issuances:

Founder Shares

On August 8, 2024, Koei Group Co., Ltd. (“Koei Group”) issued (i) 146 common shares to Mamoru Iwamoto for ¥______, (ii) 120 common shares to Ryuma Iwamoto for ¥_______, and (iii) 20 common shares to Eiko Iwamoto for ¥_______.

Warrant

On ______, 2025, Koei Group issued the Warrant to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of Koei Group. Pursuant to the terms of the Warrant, Koei Group may, at any time (i) on or after the earlier of the date that either (a) Koei Group completes its first initial public offering of stock in the U.S. resulting in any class of Koei Group’s stock being listed for trading on any tier of the Nasdaq Stock Market (“Nasdaq”), the New York Stock Exchange (“NYSE”) or the NYSE American; (b) Koei Group consummates a merger or other transaction with a special purpose acquisition company (“SPAC”) wherein Koei Group becomes a subsidiary of the SPAC; or (c) Koei Group undertakes any other Fundamental Transaction (the “Trigger Date”); and (ii) on or prior to the close of business on the tenth anniversary of the Trigger Date, exercise the Warrant to purchase ____________ common shares of Koei Group, which represents 3% of Koei Group’s issued and outstanding common shares as of the Trigger Date, for an exercise price per share of $0.01, subject to adjustment as provided in the Warrant. The number of shares for which the Warrant will be exercisable will be automatically adjusted on the Trigger Date to be 3% of the fully diluted number and class of shares of capital stock of Koei Group as of the Trigger Date, following completion of the transactions which caused the Trigger Date to be achieved. The Warrant contains a 9.99% equity blocker.

Stock Acquisition Rights

On _____, 2025, the Company allotted _____ stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors on ______, 2025 in substitution for the Warrant executed as of____, 2025 between the Company and HeartCore, which Warrant was cancelled upon substitution. The stock acquisition right is exercisable upon a successful listing on the NYSE American or the Nasdaq and has an exercise price of US$0.01 per share and is fully vested. The number of shares underlying each stock acquisition right is calculated as the number of issued and outstanding common shares on a fully diluted basis as of the previous day of the listing date on a stock exchange multiplied by 3% and divided by ______, subject to adjustment as provided in the 1st Stock Acquisition Rights Allotment Agreement, dated ______, 2025, between Koei Group and HeartCore.

The foregoing description of the 1st Stock Acquisition Rights Allotment Agreement is qualified in its entirety by reference to the 1st Stock Acquisition Rights Allotment Agreement, a copy of which is filed as Exhibit 10.2 to the registration statement of which this prospectus forms a part.

Forward Stock Split

Effective _______, 2025, Koei Group approved a stock split of the Koei Group’s issued and outstanding common shares, at a ratio of 1-for-_____ (the “Stock Split”). As of _____, 2025 and immediately prior to the Stock Split, there were 286 common shares issued and outstanding. As a result of the Stock Split, Koei Group has ______ common shares issued and outstanding. All share and per share data included within the consolidated financial statements and related footnotes have been adjusted to account for the effect of the Stock Split.

We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

II-2

Item 8. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this registration statement:

Exhibit Number	Description
1.1**	Form of Underwriting Agreement

3.1**	Articles of Incorporation

5.1**	Opinion of City-Yuwa Partners regarding the validity of common shares being registered

5.2**	Opinion of Anthony, Linder & Cacomanolis, PLLC regarding the validity of Representative’s Warrants being registered

10.1**	Service Agreement, dated as of April 11, 2024, between Koei Japan (formerly Koei Shoji Co., Ltd.) and HeartCore Enterprises, Inc.

10.2**	1st Stock Acquisition Rights Allotment Agreement, dated ________, 2025, between Koei Group Co., Ltd. and HeartCore Enterprises, Inc.

21.1**	List of Subsidiaries

23.1**	Consent of MaloneBailey, LLP

23.2**	Consent of City-Yuwa Partners (included in Exhibit 5.1)

23.2**	Consent of Anthony, Linder & Cacomanolis, PLLC (included in Exhibit 5.2)

24.1**	Power of Attorney (included on the signature page of this registration statement)

99.1*	Application for Waiver of Requirements of Form 20-F, Item 8.A.4

107**	Filing Fee Table

*	Filed herewith.
**	To be filed upon amendment.
†	Includes management contracts and compensation plans and arrangements

II-3

Item 9. Undertakings.

(a)	The undersigned registrant (which we refer to as the “Registrant”) hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv)	Any other communication that is an offer in the offering made by the Registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The Registrant hereby undertakes:

(1)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A under the Securities Act and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tokyo, Japan on this 29th day of May 2025.

Koei Group Co., Ltd.

By:
Mamoru Iwamoto
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mamoru Iwamoto as his true and lawful attorney-in-fact and agent, with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Chief Executive Officer, President and Director	May 29, 2025
Mamoru Iwamoto	(Principal Executive Officer)

	Chief Financial Officer, Chief Strategy Officer, and Director	May 29, 2025
Tomonari Takayama	(Principal Financial and Accounting Officer)

	Chief Marketing Officer, Chief Revenue Officer, and Director	May 29, 2025
Katsumi Kato

	Chief Operating Officer and Director	May 29, 2025
Ryuma Iwamoto

	Chief Business Officer and Director	May 29, 2025
Robert Wagner

	Chief Communications Officer and Director	May 29, 2025
Maki Wagner

	Chief Branding Officer and Director	May 29, 2025
Sachiko Tozawa

II-5

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America of Koei Group Co., Ltd., has signed this registration statement on May 29, 2025.

COGENCY GLOBAL INC.

By:
Name:	Colleen A. De Vries
Title:	Sr. Vice President on behalf of Cogency Global Inc.

II-6